COMPASS
GROUP

04 JAN 29 AM 7:21

By Air Mail

12 January 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

04012437

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

SUPPL

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I PRESS RELEASES

1. Compass Group PLC wins 10-year Schlumberger agreement (July 7, 2003).
2. Compass Group PLC - Zurich Airport heads list of new contract gains (July 21, 2003).
3. Compass Group PLC - participation in buy-back of Yoshinoya D&C Ltd shares (August 20, 2003).
4. Compass Group PLC - notice of date for pre-close trading update (August 29, 2003).
5. Compass Group PLC Trading Update (September 29, 2003).
6. Compass Group PLC – preliminary results for the year ended September 30, 2003 (December 2, 2003).
7. Compass Group PLC - Royal Philips Electronics and Compass Group PLC extend global foodservice partnership for a further 10 years (December 17, 2003).

dlw 1/30

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered Number 4083914 Registered in England VAT number 466/4777/01

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notificaton that Compass Group PLC will host on June 2, 2003 a shareholder conference and announce new contract wins (June 2, 2003).

2. Notification from Compass Group PLC relating to the purchase for cancellation of 160,000 ordinary shares at the price 337.92 pence per share (June 2, 2003).

3. Notification from Compass Group PLC relating to the purchase for cancellation of 2,000,000 ordinary shares at the price 337.97 pence per share (June 3, 2003).

4. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 351.54 pence per share (June 9, 2003).

5. Notification from Compass Group PLC relating to the purchase for cancellation of 2,000,000 ordinary shares at the price 339.93 pence per share (June 10, 2003).

6. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 348.58 pence per share (June 11, 2003).

7. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 349.5175 pence per share (June 12, 2003).

8. Notification from Compass Group PLC relating to the purchase for cancellation of 200,000 ordinary shares at the price 345.07 pence per share (June 13, 2003).

9. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 339.55 pence per share (June 16, 2003).

10. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 343.40 pence per share (June 18, 2003).

11. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 339.34 pence per share (June 20, 2003).

12. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 325.27 pence per share (June 24, 2003).

13. Notification from Compass Group PLC relating to the purchase for cancellation of 1,500,000 ordinary shares at the price 330.21 pence per share (June 27, 2003).

14. Notification from Compass Group PLC relating to the purchase for cancellation of 1,300,000 ordinary shares at the price 330.76 pence per share (July 1, 2003).

15. Notification from Compass Group PLC relating to the purchase for cancellation of 1,200,000 ordinary shares at the price 334.89 pence per share (July 2, 2003).

16. Notification from Compass Group PLC - changes in directors' interests in the ordinary shares of Compass Group PLC in relation to long-term incentive plan awards (July 3, 2003).

17. Notification from Compass Group PLC relating to the purchase for cancellation of 600,000 ordinary shares at the price 337.08 pence per share (July 4, 2003).

18. Notification that Compass Group PLC wins 10-year Schlumberger agreement (July 7, 2003).

19. Notification from Compass Group PLC relating to the purchase for cancellation of 275,000 ordinary shares at the price 341.39 pence per share (July 7, 2003).

20. Notification from Compass Group PLC relating to the purchase for cancellation of 1,200,000 ordinary shares at the price 343.79 pence per share (July 8, 2003).

21. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 337.40 pence per share (July 10, 2003).

22. Notification from Compass Group PLC relating to the purchase for cancellation of 1,735,000 ordinary shares at the price 340.40 pence per share (July 14, 2003).

23. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 342.99 pence per share (July 16, 2003).

24. Notification from Compass Group PLC relating to the purchase for cancellation of 1,500,000 ordinary shares at the price 330.85 pence per share (July 17, 2003).

25. Notification from Compass Group PLC - Zurich Airport heads list of new contract gains (July 21, 2003).

26. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 332.36 pence per share (July 21, 2003).

27. Notification from Compass Group PLC relating to the purchase for cancellation of 250,000 ordinary shares at the price 331.33 pence per share (July 22, 2003).

28. Notification from Compass Group PLC relating to the purchase for cancellation of 1,500,000 ordinary shares at the price 341.63 pence per share (July 24, 2003).

29. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 342.90 pence per share (July 25, 2003).

30. Notification from Compass Group PLC relating to the purchase for cancellation of 750,000 ordinary shares at the price 339.80 pence per share (July 28, 2003).

31. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 338.40 pence per share (July 29, 2003).

32. Notification from Compass Group PLC relating to the purchase for cancellation of 600,000 ordinary shares at the price 338.68 pence per share (July 30, 2003).

33. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 336.31 pence per share (July 31, 2003).

34. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 331.53 pence per share (August 1, 2003).

35. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 334.76 pence per share (August 5, 2003).

36. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 332.33 pence per share (August 6, 2003).

37. Notification from Compass Group PLC relating to the purchase for cancellation of 1,100,000 ordinary shares at the price 327.08 pence per share (August 7, 2003).

38. Notification from Compass Group PLC relating to the purchase for cancellation of 155,000 ordinary shares at the price 330.86 pence per share (August 8, 2003).

39. Notification from Compass Group PLC relating to the purchase for cancellation of 550,000 ordinary shares at the price 342.76 pence per share (August 12, 2003).

40. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 343.19 pence per share (August 13, 2003).

41. Notification from Compass Group PLC - participation in buy-back of Yoshinoya D&C Ltd shares (August 20, 2003).

42. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 358.71 pence per share (August 26, 2003).

43. Compass Group PLC - notice of date for pre-close trading update (August 29, 2003).

44. Notification from Compass Group PLC relating to the purchase for cancellation of 750,000 ordinary shares at the price 353.365 pence per share (August 29, 2003).

45. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 354.25 pence per share (September 1, 2003).

46. Notification from Compass Group PLC relating to the purchase for cancellation of 1,750,000 ordinary shares at the price 349.89 pence per share (September 2, 2003).

47. Notification from Compass Group PLC relating to the purchase for cancellation of 150,000 ordinary shares at the price 350.00 pence per share (September 3, 2003).

48. Notification from Compass Group PLC relating to the purchase for cancellation of 25,000 ordinary shares at the price 347.00 pence per share (September 4, 2003).

49. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 345.80 pence per share (September 5, 2003).

50. Notification from Compass Group PLC relating to the purchase for cancellation of 750,000 ordinary shares at the price 347.26 pence per share (September 8, 2003).

51. Notification from Compass Group PLC relating to the purchase for cancellation of 1,300,000 ordinary shares at the price 339.78 pence per share (September 9, 2003).

52. Notification from Compass Group PLC relating to the purchase for cancellation of 750,000 ordinary shares at the price 336.95 pence per share (September 10, 2003).

53. Notification from Compass Group PLC relating to the purchase for cancellation of 650,000 ordinary shares at the price 342.48 pence per share (September 12, 2003).

54. Notification from Compass Group PLC relating to the purchase for cancellation of 115,000 ordinary shares at the price 359.68 pence per share (September 25, 2003).

55. Notification from Compass Group PLC - Trading Update: continued strong performance expected (September 29, 2003).

56. Notification from Compass Group PLC relating to the purchase for cancellation of 4,000,000 ordinary shares at the price 352.68 pence per share (September 29, 2003).

57. Notification from Compass Group PLC relating to the purchase for cancellation of 2,300,000 ordinary shares at the price 348.26 pence per share (September 30, 2003).

58. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 357.22 pence per share (October 1, 2003).

59. Notification from Compass Group PLC relating to an update to the Information Memorandum in relation to an application for admittance to the Official List of the UKLA of £2,000,000,000 Euro Medium Term Note Programme (November 6, 2003).

60. Notification from Compass Group PLC – preliminary results for the year ended September 30, 2003 (December 2, 2003).

61. Notification from Compass Group PLC relating to the purchase for cancellation of 1,375,000 ordinary shares at the price 352.26 pence per share (December 2, 2003).

62. Notification from Compass Group PLC relating to the granting to Sir Francis Mackay of options over 500,000 ordinary shares in the capital of Compass Group PLC (December 3, 2003).

63. Notification from Compass Group PLC relating to the purchase for cancellation of 1,750,000 ordinary shares at the price 358.87 pence per share (December 3, 2003).

64. Notification from Compass Group PLC relating to the pricing supplement for €150,000,000 notes 2009 issued under the terms of the £2,000,000,000 Euro Medium Term Note Programme (December 5, 2003).

65. Notification from Compass Group PLC relating to the pricing supplement for £125,000,000 notes 2012 issued under the terms of the £2,000,000,000 Euro Medium Term Note Programme (December 5, 2003).

66. Notification from Compass Group PLC relating to the purchase for cancellation of 100,000 ordinary shares at the price 362.9025 pence per share (December 8, 2003).

67. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 359.5287 pence per share (December 9, 2003).

68. Notification from Compass Group PLC relating to the purchase for cancellation of 1,100,000 ordinary shares at the price 356.3864 pence per share (December 10, 2003).

69. Notification from Compass Group PLC - Royal Philips Electronics and Compass Group PLC extend global foodservice partnership for a further 10 years (December 17, 2003).

70. Notification from Compass Group PLC - relating to an exercise and subsequent sale of ordinary shares under option by Andrew Lynch (December 17, 2003).

71. Notification from Compass Group PLC - relating to an award of ordinary shares under the terms of the Compass Long-Term Incentive Plan to each of Michael Bailey, Alain Dupuis, Clive Grundy, Andrew Lynch and Sir Francis Mackay. Further that the annual bonus 2003 had been satisfied partially in shares to each of Michael Bailey, Alain Dupuis, Clive Grundy and Andrew Lynch (December 22, 2003).

72. Notification from Compass Group PLC that copy of its Annual Report 2003 will be available for inspection at the UK Listing Authority's Document Viewing Facility (January 6, 2004).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – updated Information Memorandum relating to an application for admittance to the Official List of the UKLA of £2,000,000,000 Euro Medium Term Note Programme (November 5, 2003).

2. Compass Group PLC – Audited Annual Report & Accounts for the financial year ended 30 September 2003 (January 6, 2004).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £4,955,352 (June 13, 2003).

2. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £7,903,520 (June 20, 2003).

3. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £17,073,507 (June 20, 2003).

4. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £5,923,578 (July 23, 2003).

5. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £10,222,945 (July 23, 2003).

6. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £8,205,900 (July 23, 2003).

7. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £10,341,040 (July 23, 2003).

8. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £8,438,303 (June 23, 2003).

9. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £14,298,590 (July 23, 2003).

10. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £9,276,375 (August 13, 2003).

11. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £9,361,500 (August 13, 2003).

12. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £5,371,280 (August 13, 2003).

13. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £10,268,780 (August 13, 2003).

14. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £4,113,963 (September 19, 2003).

15. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £7,986,288 (September 19, 2003).

16. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £6,734,825 (September 19, 2003).

17. Companies Form No. 366a Annual Return of Compass Group PLC (September 29, 2003).

18. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £8,750,590 (October 3, 2003).

19. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £4,753,245 (October 3, 2003).

20. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £22,530,812 (October 22, 2003).

21. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £3,572,180 (October 22, 2003).

22. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £11,486,703 (December 15, 2003).

23. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £3,595,287 (December 15, 2003).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on (+44) 01932 573159.

great people
great service
great results

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Enclosures

82-5161

PRESS RELEASES

1. Compass Group PLC wins 10-year Schlumberger agreement (July 7, 2003).
2. Compass Group PLC - Zurich Airport heads list of new contract gains (July 21, 2003).
3. Compass Group PLC - participation in buy-back of Yoshinoya D&C Ltd shares (August 20, 2003).
4. Compass Group PLC - notice of date for pre-close trading update (August 29, 2003).
5. Compass Group PLC Trading Update (September 29, 2003).
6. Compass Group PLC – preliminary results for the year ended September 30, 2003 (December 2, 2003).
7. Compass Group PLC - Royal Philips Electronics and Compass Group PLC extend global foodservice partnership for a further 10 years (December 17, 2003).

82-5161

COMPASS
GROUP

Print

Compass Group PLC wins 10-year Schlumberger agreement

7 July, 2003

Compass Group PLC today announces that ESS, the Group's oil & gas, remote site and defence division, has signed a 10-year agreement with oilfield services company Schlumberger as it continues to expand its Global Preferred Supplier Agreement client base. This contract has a potential total annual value of around $60 million and confirms ESS's position as the market leader in support services worldwide.

The initial contract, which has a first year value of $26 million, covers Schlumberger's operations in the UK, Algeria, Oman, UAE, Saudi Arabia and Pakistan. This is additional business to the work ESS already performs for Schlumberger in Alaska, USA, Argentina, Brazil, Venezuela, UK, France, Germany, Portugal and Indonesia.

The innovative strategic approach ESS takes in offering global solutions for clients with operations across many countries provides excellent opportunities to increase its leading position in the marketplace.

Peter R Harris, CEO of ESS, commented:

"We are extremely proud to announce our agreement with a company with such an excellent worldwide reputation as Schlumberger. The agreement demonstrates ESS's commitment in developing true business partnerships that provide win-win benefits to all concerned."

Ends

Enquiries:

Brunswick Tel: 020
7404 5959

Timothy Grey
Simon Sporborg

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 375,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

82-5161

COMPASS GROUP

04 JAN 29 AM 7:21

Print

Zurich Airport Heads Lists Of New Contract Gains

21 July 2003

Select Service Partner (SSP), the travel concessions division of Compass Group PLC, has won a nine-year contract at Zurich's Unique Airport worth over £16 million in annual revenues.

SSP will operate ten new units and be the sole supplier of catering in the airport's new Airside Centre. This announcement follows the award of a seven-year contract at Hong Kong International Airport (announced in February 2003) worth £15 million in annual revenues and the award of ten-year contract in the new Terminal 1 at Toronto Lester B Pearson International Airport worth £20 million in annual revenues.

In Germany, Eurest has renewed and extended its contract with Deutsche Bank for a further five years. Eurest will now serve over 10,000 meals a day in 25 locations across Germany with annual sales of over €20 million and in Turkey a contract with the Turkish Military for the Navy Commander Centre in Kocaeli, worth over $5 millionin annual revenues.

In the UK, Leiths has been awarded a new five-year contract at the Scottish Exhibition and Conference Centre worth over £3 million in annual revenues.

Michael J. Bailey, Chief Executive, Compass Group PLC commented:

"These latest contract gains combined with our continuing high level of contract retention demonstrates the strength of our unique business model and provides a solid base for continued like for like turnover growth."

ENDS

Enquiries:

Compass Group PLC
Tel: 01932 573000
Paul Kelly
Sarah Ellis

Brunswick
Tel: 020 7404 5959
Timothy Grey
Simon Sporborg

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 375,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

82-5161

COMPASS
GROUP

Print

20th August 2003, 7.00am

COMPASS GROUP PLC
Participation in buy-back of Yoshinoya D &C Ltd shares

Compass Group PLC announces that its Japanese subsidiary Seiyo Food Systems has participated in a buy-back of shares carried out by Yoshinoya D & C Ltd, selling 61,400 of its shares in Yoshinoya. This represents total proceeds to Seiyo of ¥11 billion (approximately £58 million).The company confirms that its shareholding in Yoshinoya has therefore reduced to 72,140 shares, representing 12.7% of the equity of Yoshinoya.

ENDS

Enquiries :

Compass Group PLC
Sarah Ellis, Director Investor Relations
Tel: 01932 573 000

Brunswick
Timothy Grey
Pamela Small
Tel: 0207 404 5959

82-5161

COMPASS GROUP

Print

Compass Group PLC: Notice of date for pre-close trading update

29 August 2003

Ahead of announcing preliminary full-year results on 2 December 2003, Compass Group PLC will provide its customary pre-close trading update at 7:00 a.m. on Monday, 29 September 2003.

Ends

Enquiries:
Compass Group PLC
Sarah Ellis, Director Investor Relations
Tel: +44 (0)1932 573 000

Brunswick
Timothy Grey
Pamela Small
Tel : +44 (0)20 7404 5959

Note

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 375,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

82-5161

COMPASS GROUP

Print

Compass Group PLC Trading Update

September 29th 2003

Compass Group PLC will issue its Preliminary Results for the year ended 30 September 2003 on 2 December 2003. Prior to its close period, the Company today issues the following scheduled trading update.

Michael J. Bailey, Chief Executive, said:
"At our Preliminary Results announcement in December 2002, we said that despite the challenging global economic environment, Compass Group's unique business model had and would continue to deliver. We are pleased to announce today that we are on course to deliver our stated targets for 2003, with like for like turnover growth of at least 6% and like for like margin improvement of 20 to 30 basis points. We are also on course to deliver a significant improvement in free cash flow, generating around £400m.

2003 has been a challenging year. The effect of weak global economies has been exacerbated by a decline in travel resulting from the war in Iraq and SARS. As the year progressed, the macro economic backdrop continued to deteriorate in continental Europe, as the economies of France and Germany slowed further. The situation in France was further impacted by industrial action over the summer. However, with our geographic and sector diversity, the rapid and effective response of our management teams and our continued focus on client retention, we remain on track to achieve our goals."

Turnover Growth

Full year like for like turnover growth is expected to be around 5% in the UK, 6% in Continental Europe/ROW, 7% in North America and at least 6% for the Group as a whole. We expect our full year contract retention rate to be in line with last year at 95%.

Margin Growth

The Group's like for like margin for the full year is expected to have moved forward by between 20 and 30 basis points. Margin growth within the UK business has benefited from the final tranche of the Granada merger synergies. Outside the UK, we have continued to invest in the infrastructure we need to increase purchasing synergies and labour efficiencies.

Profit Before Tax

Profit before tax for the full year remains in line with management expectations.

Free Cash Flow

Free cash flow for the full year is likely to be around £400m. This would imply growth of at least 15% from continuing activities, before exceptional items.

2003 Acquisition Spend

We expect aggregate spend on new acquisitions in 2003 to be approximately £200m. The only significant acquisition this year was our investment in the majority shareholding in Onama, in January 2003. We are pleased to report that the integration of Onama is progressing well.

Share Buy Back

Further to our previously announced share buy back programme, we have already returned £209m of cash to shareholders.

Outlook

Net growth in each of the divisions continues to be strong, reinforcing the significant growth potential in contract foodservice, particularly in Healthcare and Education, as the trend to outsourcing and further consolidation of the industry continues. Despite uncertainty over the extent and timing of any economic recovery, we enter a new financial year with confidence. Our strong pipeline, together with the visibility we already have on 2004 turnover gives us confidence in achieving our target of at least 6% like for like growth. We have already secured over half of the turnover needed to deliver this. Furthermore, the results of our continuing efforts to increase efficiencies across our business should enable us to deliver like for like margin growth of 20 to 30 basis points in 2004. We also expect to deliver another year of strong free cash flow.

NB: A selection of recent contract gains is included in the attached notes.

End

Teleconference

An investors teleconference will start at 8.00am (BST) on Monday 29th September 2003. To participate in the teleconference call dial: +44 (0) 1452 561263, password "Compass Group".

A replay of the call will be available for 5 working days (until 3 October) by dialling +44 (0) 1452 550 000, passcode: 414364#.

Enquiries

Compass Group PLC

Michael J Bailey
Group Chief Executive
01932 573 000

Andrew P Lynch
Group Finance Director
01932 573 000

Sarah Ellis

Director of Investor Relations
01932 573 000

Brunswick Group Ltd

Timothy Grey
020 7404 5959

Pamela Small
020 7404 5959

Notes

1. Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 375,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

2. New contracts signed recently include:

North America

Compass continued to win new contracts at a record pace. Within education, a 5 year contract with Gallaudet University in Washington DC worth US$3.0m in annual turnover, was secured by Bon Appetit, whilst the Kellogg Conference Center at the university was awarded to Flik. The Conference Center, also a 5 year contract, is worth an additional $3.0m per annum.

The Healthcare sector has had significant wins, most notably the signing of Fraser Healthcare in Vancouver, British Columbia, an 8 hospital, 14 outlet retail offering worth $6.0 m in annual turnover. Additionally, the Alta Bates Medical Center in Berkeley, California, a 10 year contract valued at $2.0m per annum and The Children's Hospital, in Oakland, California, a 5 year contract worth $2.0m per annum.

The Business & Industry sector continued to post steady gains including Ebay, a 2 year contract with the San Jose, California-based company worth nearly US$3.5 m per annum.

UK

In the Sports and Leisure division, we have been awarded a 7 year contract for Reading Football Club, at a value of £4.0m in annual turnover, whilst our fine dining business has been awarded a 9 year contract at BALTIC the centre for contemporary art in Gateshead, worth £1.5m in annual turnover.

In Education, we have secured a 10 year contract for De Montfort University at Leicester, worth £1.75m per annum, and a 5 year contract at Nottingham University worth £1.0m per annum.

In Healthcare, we have won a 6 year contract with Southern Derbyshire Acute Hospitals NHS Trust, worth £10.0 million annual turnover, to provide catering and hotel services to Derbyshire Royal Infirmary and Derby City General Hospital.

In Defence, we have been awarded a 10 year contract with the Army Training Estate worth over £11.0m per annum.

Continental Europe and Rest of World

The pipeline across CE/ROW is strong and in our two newest territories, Japan and Italy, we are pleased to announce that we have won a number of valuable contracts including, in Japan, recent wins for staff catering at Nippon Life Insurance company, the Tokyo branches of Hong Kong and Shanghai Bank, Glaxo SmithKline and Sony as well as a number of contracts in the healthcare sector.

In Italy, we have renewed a contract with ENI, for 5 years, which is worth £6.0m in annual revenues and signed a new contract with Banca D'Italia which is worth £5.0m in annual revenues.

COMPASS GROUP

04 JAN 22 AM 7:21

COMPASS GROUP PLC
PRELIMINARY RESULTS
FOR THE YEAR ENDED 30 SEPTEMBER 2003

2003 was an excellent year for Compass Group despite difficult economic conditions in many countries in which the Group operates. The Group achieved strong like for like turnover and profit growth and another year of significant increase in free cash flow generation. The Group is well placed to continue its organic growth and to deliver improved return on capital employed.

The Group reported turnover of £11,286 million (2002 : £10,617 million), profit before tax of £358 million (2002 : £382 million), basic earnings per share of 8.3 pence (2002 : 10.0 pence) and free cash flow of £415 million (2002 : £368 million).

During the year, the Group disposed of its Little Chef and Travelodge businesses which have accordingly been presented as discontinued activities. Excluding these discontinued activities, goodwill amortisation and exceptional items, the financial highlights from continuing activities are set out below.

- Turnover of £11.2 billion, up 9%; 6% on a like for like basis.
- Total operating profit of £781 million, up 11% with a 30 basis points improvement in like for like margin.
- Profit before tax of £654 million, up 12%.
- Earnings per share up 13% to 20.6 pence; up 15% on an underlying constant currency basis.
- Free cash flow improved to £405 million, up 20%.
- Final dividend of 5.7 pence per share, 8.4 pence per share for the full year, up 18%.
- Return on capital employed increased by 40 basis points.
- Share buy back: £235 million of the £300 million already completed.
- New contract gains of £1.3 billion per annum signed in the year, and contract retention continues to be strong at 95%.
- Already secured 80% of net growth needed to achieve at least 6% like for like turnover growth in 2004.

Sir Francis Mackay – Chairman – said:
"I am delighted with the results for the year which are reflected in the Group's capacity to increase its dividend payout.

The global economic environment has remained challenging this year. Despite this, the geographic and sector diversity of the Group, together with our unique business model and outstanding management team, has and will continue to enable us to deliver value for shareholders. We have firmly established ourselves as the global market leader in an industry where outsourcing continues to grow and where the major international foodservice companies still manage less than 15% of all revenues."

Michael J Bailey – Chief Executive – said:
"These results represent an excellent performance in a difficult year. We have delivered on our targets for 2003 with 6% like for like turnover growth, a 30 basis points improvement in like for like margin and free cash flow up by 20%.

I look forward with confidence to 2004 as the Group continues to focus on organic growth and delivering at least 6% like for like turnover growth, a further 20-30 basis points improvement in like for like margin, strong free cash flow and improving return on capital employed."

Enquiries:

2 December 2003	
Compass Group PLC	**020 7404 5959 (thereafter 01932 573000)**
Michael J Bailey	Chief Executive
Andrew Lynch	Finance Director
Sarah Ellis	Director of Investor Relations
Brunswick Group Ltd	**020 7404 5959**
Timothy Grey/Pam Small	

Website
www.compass-group.com

Presentation and teleconference details are in the attached notes.

TRADING REPORT

2003 was a challenging year. As the year progressed the macroeconomic backdrop continued to deteriorate in continental Europe, as the economies of France and Germany slowed further. The situation in France was further impacted by industrial action over the summer. However, with our geographic and sector diversity, the rapid and effective response of our management teams and our continued focus on client retention, we are pleased to report that we have delivered on our goals. Like for like turnover growth for the year was 6% and like for like margin growth was 30 basis points. Free cash flow from continuing activities improved by 20% to £405 million and return on capital employed from continuing activities rose by 40 basis points.

Group Performance

The Group reported turnover of £11,286 million (2002 : £10,617 million), profit before tax of £358 million (2002 : £382 million), basic earnings per share of 8.3 pence (2002 : 10.0 pence) and free cash flow of £415 million (2002 : £368 million).

During the year, the Group disposed of its Little Chef and Travelodge businesses which have accordingly been presented as discontinued activities. Excluding these discontinued activities, goodwill amortisation and exceptional items, the statistics below demonstrate the successful financial performance in 2003 from continuing activities.

	2003	2002	Increase
Turnover	£11,206m	£10,249m	9%
Total operating profit	£781m	£700m	11%
Profit before tax	£654m	£585m	12%
Basic earnings per share	20.6p	18.3p	13%
Free cash flow	£405m	£337m	20%
Return on capital employed	7.6%	7.2%	40bp

Movements in the profit and loss account translation rates for the Group's principal currencies, against which the Group is economically protected, had a net adverse effect on the presentation of 2003's results. Restating 2002's results at 2003's average translation rates gives an underlying increase in basic earnings per share before goodwill amortisation and exceptional items of 15%.

Turnover and total operating profit from continuing activities increased by 9% and 11% respectively, largely as a result of strong organic growth of 6% and 10% respectively. Movements in translation rates reduced the year on year growth in turnover by 4% and total operating profit by 3%. The initial contribution from 2003's acquisitions and the effect of a full year's benefit from 2002's acquisitions added 7% to turnover and 4% to total operating profit.

Little Chef and Travelodge contributed £7 million to profit before tax in 2003 (2002 : £69 million). Profit before tax from continuing activities for 2003 was £654 million, giving a year on year increase of 12% compared to 2002 on the same basis.

Free cash flow for 2003 includes £23 million absorbed by Little Chef and Travelodge up to their date of disposal (2002 full year generated £48 million) and benefits from an exceptional tax receipt of £33 million (2002 exceptional operating payments of £17 million). Excluding these items, free cash flow from continuing activities for 2003 was £405 million, a 20% increase over 2002 of £337 million.

Return on capital employed on a reported basis decreased from 7.5% to 7.4%. Excluding the dilutive effect of the disposal of Little Chef and Travelodge, return on capital employed increased by 40 basis points to 7.6% as the Group continues to benefit from the organic growth in its businesses which require relatively little capital expenditure.

Brands

The Group's ability to develop and operate highly successful brands gives it a unique competitive advantage, both in securing new contracts with clients, and also in its ability to respond to the needs of an ever more demanding customer base.

The Group has continued to develop its owned brands, which include Au Bon Pain, Upper Crust, Harry Ramsden's, amigo, Taste, Naples 45, Cucina & Co, and also to trade with third party brands including Burger King, Sbarro and Krispy Kreme doughnuts.

Caffé Ritazza, the Group's coffee brand, is one of its most successful owned brands and is now trading in 30 countries. There is a broad range of Ritazza formats from full specification cafés to counter top units. Ritazza has been extremely well received within the travel concessions business, but is also increasingly demanded in the Business and Industry, Healthcare and Education sectors. There are now 3,350 Ritazza units in the Group's estate.

Compass Group has continued the successful roll-out of Marks & Spencer Simply Food in the UK and now operates ten units in railway concourses and one pilot unit at Toddington motorway service area.

Divisional Performance

	2003	2002	Reported increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
United Kingdom (continuing activities)	2,514	2,353	7	7	5
Continental Europe & rest of the world	4,634	3,751	24	18	6
North America	3,562	3,706	(4)	12	7
	10,710	9,810	9	13	6
Fuel	496	439	13	13	6
Total – continuing activities	11,206	10,249	9	13	6
Discontinued activities (UK)	80	368			
Total	11,286	10,617			
Total operating profit (£m)					
United Kingdom (continuing activities)	360	316	14	14	13
Continental Europe & rest of the world	229	191	20	15	7
North America	177	181	(3)	14	10
	766	688	11	14	11
Associates	15	12	25	33	-
Total – continuing activities	781	700	11	14	10
Discontinued activities (UK)	16	105			
Total	797	805			
Operating margin (%)					
United Kingdom (continuing activities)	12.1	11.3	+80bp		+80bp
Continental Europe & rest of the world	4.9	5.1	-20bp		+10bp
North America	5.0	4.9	+10bp		+10bp
Total – continuing activities	6.8	6.7	+10bp		+30bp

Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements and compares the results against 2002. Total operating profit is before goodwill amortisation and exceptional items of £276 million (2002 : £272 million). Fuel turnover comprises £466 million in the UK and £30 million in Continental Europe and the rest of the world (2002 : £439 million and £nil respectively). Operating margin is based on turnover including fuel.

Like for like turnover growth was achieved as a result of new contract gains of 12% offset by contract losses of 5% and changes in throughput of negative 1%. Throughput represents the movement in turnover in the existing estate, influenced by headcount changes, participation rates and average spend per head.

This strong performance was driven by new business across all sectors, with the continued trend to outsourcing in Healthcare and Education delivering a strong boost to this growth. In addition to this, the high level of military activity around the globe this year generated incremental turnover in Defence, Offshore and Remote Site. New contract gains recently awarded are attached (appendix 1) and a summary of 2003's previously announced contract gains and contracts retained is also attached (appendix 2).

In addition to securing strong new business, the Group has remained focused on client retention, which remained strong at 95%. This was achieved as a result of continued investment in client account management.

The current economic weakness across most countries and its consequential effect on employment levels resulted in negative throughput. However, throughput varies by sector with Education and Healthcare much less affected by the economic cycle, achieving positive throughput of 4% and 2% respectively in 2003. Business and Industry had negative throughput of 2% with Vending at negative 3%. In better economic times these latter two sectors would expect to achieve improved throughput performance.

UK

The UK grew its turnover on a like for like basis by 5% comprising Contract and Vending growth of 4% and Concessions growth of 6%. Contract and Vending benefited from excellent performances in the Defence, Offshore and Remote Site sector together with Education where there remains good potential from local authority contracts.

Total operating profit (excluding associates) on continuing activities increased by 13% with the like for like operating margin increasing by 80 basis points. Margins within the UK business continue to benefit from the on-going Granada merger synergies.

Continental Europe & rest of the world

Achieving overall like for like turnover growth of 6% in Continental Europe and the rest of the world was particularly pleasing given the weakness in the French and German economies compounded by strikes in France in the second half of the financial year. The resultant weaker growth rates in France and Germany were offset by very strong growth in Spain and Portugal, together with an excellent performance in the Defence, Offshore and Remote Site sector.

In Contract and Vending, like for like turnover grew by 7%, with Concessions adding 1%. Concessions turnover grew by 4% excluding Japan where the management team terminated loss making contracts during the year. Total operating profit (excluding associates) increased by 7% on a like for like basis.

In Italy, the integration of Onama has progressed well and a steady flow of new contract gains is being seen. Furthermore, Onama strengthened its infrastructure which will enable it to increase the pace of new business wins and extract cost savings.

Japan made significant progress this year, the primary focus being the elimination of loss making retail contracts. The Group is now seeing the first benefits from its investment in the sales and purchasing function. The combination of strong top line growth in contract foodservice together with purchasing synergies will deliver significant improvement in profit and margins.

North America

North America achieved a 7% like for like increase in turnover as a result of strong like for like turnover growth in Education and Healthcare of 12% and 10% respectively, with Business and Industry growing by 8% and Vending flat. Overall, Contract and Vending grew by 8% and Concessions by 7%.

Against a difficult economic backdrop, the very good performance in Business and Industry was achieved by the powerful combination of a highly effective sector focused sales force and a relentless focus on client retention. In addition, the Group is seeing an increasing trend towards international contracts often including vending. Similarly, in Education and Healthcare, the Group has capitalised on the increasing trend to outsourcing.

The Concessions business also had a very good year, driven by new business wins, particularly in the Sport and Events sector.

Total operating profit (excluding associates) increased by 10% on a like for like basis. The division has invested in replicating the UK purchasing and supply chain model and the benefits of this investment are beginning to accrue.

Associates

Associates contributed £15 million in 2003, principally from the Group's interest in Yoshinoya D&C in Japan. The Group reduced its interest in Yoshinoya D&C from 20.2% at the start of the year to 12.7% on 19 August 2003. This disposal generated proceeds of £57 million.

Profit before taxation

Profit before taxation, goodwill amortisation and exceptional items increased by 1% from £654 million to £661 million. Little Chef and Travelodge contributed £16 million to total operating profit (2002 : £105 million) and interest attributable to these businesses, based on the proceeds received at the Group's average interest rate, was £9 million (2002 : £36 million). Accordingly, these discontinued activities contributed £7 million to profit before tax in 2003 (2002 : £69 million). Adjusting for this, profit before tax on continuing activities increased by 12% from £585 million to £654 million.

Taxation

The overall Group tax charge was £143 million comprising a £169 million charge relating to ordinary activities and a £26 million exceptional credit. The overall tax rate on ordinary activities was 25.6% of profit before goodwill amortisation and exceptional items. A tax reconciliation of the current rate for the year is included in note 4 to the attached financial information. This reconciliation summarises the reasons why the Group's current tax rate of 21%, excluding deferred tax, was below the UK corporate tax rate of 30%. The main reasons were the utilisation of tax losses brought forward, 6%; the tax deductibility of part of the

Group's goodwill, 2%; tax credits, 2%; and capital allowances in excess of depreciation, 2%; offset by higher overseas tax rates, 3%.

The exceptional tax credit of £26 million consists of a charge of £7 million arising on the disposal of the Little Chef and Travelodge businesses and a prior year credit of £33 million that relates to the recovery of tax not previously recognised in respect of acquired businesses where the hindsight period for adjustment to goodwill has passed.

Goodwill amortisation and exceptional items

The goodwill amortisation charge for the year was £276 million (2002: £257 million).

The net exceptional item for the year was a loss of £1 million comprising the loss on disposal of Little Chef and Travelodge of £27 million, associated tax of £7 million and an exceptional tax receipt of £33 million.

Earnings per share

Basic earnings per share on a reported basis, after goodwill amortisation and exceptional items, was 8.3 pence (2002: 10.0 pence). Diluted earnings per share was 8.3 pence (2002 : 9.9 pence). Basic earnings per share before goodwill amortisation and exceptional items for the year was 20.8 pence (2002 : 20.5 pence).

Underlying basic earnings per share, adjusting for discontinued activities and currency translation, is up by 15% year on year at 20.6 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		Growth
	2003 £m	2002 £m	2003 pence	2002 pence	
Reported	184	222	8.3	10.0	(17)%
Goodwill amortisation	276	257			
Exceptional items	1	(22)			
Before goodwill amortisation and exceptional items	461	457	20.8	20.5	1%
Discontinued activities	(5)	(48)			
Continuing activities	456	409	20.6	18.3	13%
Currency translation	-	(9)			
Underlying	456	400	20.6	17.9	15%

Discontinued activities have been taxed at the UK rate of 30%. The effect of currency translation is calculated by applying 2003's translation rates to 2002's attributable profit.

Dividends

The recommended final dividend is 5.7 pence per share resulting in a total dividend for the year of 8.4 pence per share, an increase of 18%. This reflects the excellent performance in 2003 and the Group's confidence in its ability to continue to generate strong free cash flow. Dividend cover for 2003 was 2.5 times profit for the financial year before goodwill amortisation and exceptional items.

The Group has also brought forward the timing of its dividend payments such that the final dividend will be paid in March (previously April) and the interim dividend paid in August (previously October).

Acquisitions

The Group's strategic focus during 2003 was on the organic development of its core foodservice and vending businesses complemented by acquisitions either to strengthen the Group's geographic coverage or to reinforce its segmental presence. The Group spent £175 million on new acquisitions in the 2003 financial year (including £87 million acquiring a 60% stake in Onama S.p.A. in Italy) and £45 million purchasing further shares in the Seiyo Foods group. In aggregate, the net assets acquired had a provisional fair value of £17 million, resulting in goodwill of £203 million. Details of the acquisitions are given in note 16 to the attached financial information.

In addition to the purchase price in respect of 2003's acquisitions of £175 million, the businesses acquired had net debt of £40 million in their balance sheets at their respective dates of acquisition. £12 million of the aggregate purchase price is deferred consideration payable in the future.

Disposals

On 4 February 2003, the Group successfully completed the sale of Little Chef and Travelodge for a total consideration of £712 million. Net proceeds are being used to reduce borrowings and fund an on market share buy back programme of £300 million, which began on 4 February 2003. As of 30 September 2003, the Group had purchased 71,366,000 shares for £233 million, of which £211 million was paid in the year.

Pensions

In total, the Group charged £60 million to profit before tax in respect of its pension arrangements, of which £43 million (2002 : £40 million) relates to defined benefit schemes and £17 million (2002 : £10 million) relates to defined contribution schemes. Actuaries to the Group's defined benefit pension arrangements advise the Pension Trustees on the funding rates required by the Group. In total, the Group paid £64 million (2002 : £51 million) during the year to the pension providers in order to enable the pension funds to fulfil their obligations.

Disclosure in accordance with FRS 17 (Retirement Benefits) in respect of defined benefit schemes is provided in note 17 to the attached financial information. This shows that, at 30 September 2003, there was an unprovided pension deficit, net of deferred tax, of £79 million (2002: £50 million). Had the Group adopted FRS 17, the charge to the profit and loss account, before tax, would have been £52 million, net of a one-off curtailment credit of £3 million (2002: £34 million, net of £9 million).

Cash flow

The Group has built on the strong free cash flow performance achieved in 2002 notwithstanding the loss of some £48 million of free cash flow generated by Little Chef and Travelodge. Free cash flow generation for the year increased to £415 million (2002 : £368 million). Adjusting for cash flows in respect of discontinued activities and exceptional items, as set out below, free cash flow from continuing activities for the year increased by 20% from £337 million to £405 million.

	2003	2002	Increase
Free cash flow	£m	£m	
Reported	415	368	13%
Discontinued activities	23	(48)	
Exceptional items	(33)	17	
Continuing activities	405	337	20%

Working capital from continuing activities absorbed £21 million (2002: £43 million) an improvement of £22 million. Working capital absorbed by Little Chef and Travelodge for the three months prior to their disposal was £17 million (2002 full year generated £15 million).

Payments in respect of provisions for liabilities and charges absorbed £46 million (2002: £61 million), including £13 million on reducing liabilities in respect of insurance, pensions and other post employment benefits and £29 million settling onerous contracts.

Interest payments absorbed a net £151 million compared with £161 million in 2002.

Net tax payments absorbed £78 million (2002 : £42 million) before an exceptional tax receipt of £33 million. The net tax paid in 2003 of £78 million represents 12% of profit before tax, goodwill amortisation and exceptional items and is significantly less than the current tax charge for the year of £169 million. The main reasons for this difference are items allowable for tax but which are not charged to the profit and loss account, the fact that the Group continues to adopt a prudent policy on recognising tax planning benefits and the impact of timing differences in various jurisdictions. The Group anticipates that its current tax payments will increase to approximately 18% of profit before tax, goodwill amortisation and exceptional items in 2004.

Net capital expenditure absorbed £312 million compared with £330 million in 2002 comprising £299 million on continuing activities and £13 million on discontinued activities. Including £11 million purchased under finance lease contracts, net capital expenditure on continuing activities represents 2.8% of continuing turnover. The Group has stringent controls on capital expenditure which are monitored centrally. There are fixed authority limits at each subsidiary company and internal rate of return criteria which each project must achieve to obtain approval. The majority of the capital expenditure is of a project nature and is therefore discretionary.

Acquisition payments were £296 million, comprising £163 million of consideration paid and £10 million of overdrafts less cash acquired in respect of current year acquisitions (excluding £30 million of loans and finance lease obligations in the companies when acquired), £45 million purchasing further shares in the Seiyo Foods group and £78 million of deferred consideration paid, including £50 million in respect of Crothall in North America. In aggregate, deferred consideration payable at 30 September 2003 amounted to £44 million.

Net proceeds from businesses held for resale generated £30 million in the year relating to the disposal of Forte Hotels in 2001. The sale of subsidiary companies and associated undertakings generated £720 million comprising £663 million on the disposal of Little Chef and Travelodge and £57 million on the reduction of the Group's interest in Yoshinoya D&C.

The payment of dividends absorbed £159 million.

The net cash inflow for the year was £710 million, before the sale of marketable securities for £3 million, £12 million of proceeds on the issue of ordinary shares, paying £211 million for shares repurchased, £30 million of debt acquired with subsidiaries, £11 million of new finance leases and a translation loss on net debt for the year of £79 million, principally as a result of the Euro moving from 1.59 to 1.43 over the year.

Net debt as at 30 September 2003 was £2,308 million (2002 : £2,702 million).

Return on capital employed

The return on continuing activities achieved in 2003, on the average capital employed for 2003, was 7.6% after tax at the Group's effective tax rate of 25.6%, an increase of 40 basis points compared with 2002 calculated on a similar basis. The return is calculated using the Group's total operating profit from continuing activities, excluding goodwill amortisation and exceptional items.

The capital employed in the business as at 30 September 2003 and 2002 is detailed in the table below.

	2003	2002
	£m	£m
Net assets	2,579	2,831
Net debt	2,308	2,702
Goodwill written off to reserves	2,132	2,132
Goodwill amortised through the profit and loss account	760	497
Discontinued activities	-	(674)
Capital employed	7,779	7,488

Outlook

The rate of new business wins continues to be strong and 80% of the additional turnover needed in 2004 to deliver at least 6% like for like turnover growth has already been secured. Furthermore, the pipeline remains very encouraging.

The Group will continue to benefit from its investment to develop the infrastructure needed to extract cost savings from its businesses outside the UK. This, together with margin improvement in our newly acquired businesses, gives the Group confidence that it is on track to deliver a 20-30 basis points improvement in the like for like margin in 2004.

The acquisition of Onama in December 2002 completed the Group's strategy to achieve a market leading position in the major economies around the world. Whilst the Group will continue to make small infill acquisitions, it is clearly focused on driving organic growth. This strategy is expected to continue to deliver substantial free cash flow growth and an increasing return on capital employed.

Michael J Bailey	**Sir Francis H Mackay**
Chief Executive	**Chairman**

NOTES

(a) The results for the year ended 30 September 2003 were approved by the Directors on 2 December 2003 and have been prepared on the basis disclosed in the 2002 Annual Report.

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2003 or 30 September 2002 but is derived from those accounts. The auditors have reported on these accounts; their reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The 2003 accounts will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

(b) The timetable for the proposed final dividend of 5.7p per share is as follows:

Ex dividend date:	18 February 2004
Record date:	20 February 2004
Payment date:	15 March 2004

(c) Presentation and Teleconference

- A presentation to investors and analysts will take place at 9.00am GMT on Tuesday 2nd December 2003 at: The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

  Those not able to attend in person can listen to the live presentation via telephone or internet webcast, starting at 9.00am GMT on Tuesday 2nd December 2003.

  To listen by telephone dial: +44 (0) 1452 561263

  To access the webcast and presentation slides, use the following link:
  http://invite.Mshow.com/signon.asp?Cobrand=100&usertype=0&ShowNum=140506

  Please note that remote participants will not be able to ask questions during the Q&A session.

- A teleconference replay of the presentation will be available for 7 days after the event.

  To listen to the replay dial: +44 (0) 1452 550 000; PIN code 707235#

- A teleconference replay of the presentation and Q&A session for North American-based investors and analysts will take place at 17:15 GMT / 12:15 New York time on Tuesday 2nd December 2003.

  To participate in the teleconference dial: +44 (0) 1452 561263

  Synchronised slides can be accessed on the internet at:
  http://invite.Mshow.com/signon.asp?Cobrand=100&usertype=0&ShowNum=140506

- An interview with Michael J Bailey, Chief Executive, and Andrew Lynch, Finance Director in video/audio and text are available at http://www.compass-group.com and http://www.cantos.com

Enquiries:

2 December 2003

Compass Group PLC	**020 7404 5959 (thereafter 01932 573000)**
Michael J Bailey	Chief Executive
Andrew Lynch	Finance Director
Sarah Ellis	Director of Investor Relations
Brunswick Group Ltd	**020 7404 5959**
Timothy Grey/Pam Small	

Compass Group is the world's largest foodservice company with annual revenues in excess of £11bn. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2003

	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2003 £m	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2002 £m
Turnover							
Continuing operations		10,926	-	10,926	10,249	-	10,249
Acquisitions		280	-	280	-	-	-
		11,206	-	11,206	10,249	-	10,249
Discontinued activities		80	-	80	368	-	368
Total turnover	1	11,286	-	11,286	10,617		10,617
Operating costs		(10,504)	(276)	(10,780)	(9,824)	(272)	(10,096)
Operating profit							
Continuing operations		758	(269)	489	688	(272)	416
Acquisitions		8	(7)	1	-	-	-
		766	(276)	490	688	(272)	416
Discontinued activities		16	-	16	105	-	105
		782	(276)	506	793	(272)	521
Share of profits of associated undertakings							
Continuing operations	1	15	-	15	12	-	12
Total operating profit: Group and share of associated undertakings	1	797	(276)	521	805	(272)	533
Loss on disposal of businesses – discontinued activities	2	-	(27)	(27)	-	-	-
Interest receivable and similar income		16	-	16	18	-	18
Interest payable and similar charges	3	(152)	-	(152)	(169)	-	(169)
Net interest		(136)	-	(136)	(151)	-	(151)
Profit on ordinary activities before taxation		661	(303)	358	654	(272)	382
Tax on profit on ordinary activities	4	(169)	26	(143)	(175)	37	(138)
Profit on ordinary activities after taxation		492	(277)	215	479	(235)	244
Equity minority interests		(31)	-	(31)	(22)	-	(22)
Profit for the financial year		461	(277)	184	457	(235)	222
Equity dividends	5	(183)	-	(183)	(159)	-	(159)
Profit for the year retained	15	278	(277)	1	298	(235)	63
Basic earnings per ordinary share	6			8.3p			10.0p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	20.8p			20.5p		
Diluted earnings per ordinary share	6			8.3p			9.9p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	20.7p			20.3p		

CONSOLIDATED BALANCE SHEET
As at 30 September 2003

	Notes	2003 £m	2002 £m
Fixed assets			
Intangible assets	7	**4,436**	4,522
Tangible assets	8	**1,734**	2,369
Investments	9	**73**	101
		6,243	6,992
Current assets			
Stocks		**229**	196
Debtors: amounts falling due within one year	10	**1,530**	1,258
amounts falling due after more than one year	10	**309**	293
Businesses held for resale	11	**-**	35
Investments		**-**	3
Cash at bank and in hand		**303**	406
		2,371	2,191
Creditors: amounts falling due within one year	12	**(3,093)**	(3,870)
Net current liabilities		**(722)**	(1,679)
Total assets less current liabilities		**5,521**	5,313
Creditors: amounts falling due after more than one year	13	**(2,457)**	(1,954)
Provisions for liabilities and charges	14	**(429)**	(431)
Equity minority interests		**(56)**	(97)
Net assets		**2,579**	2,831
Capital and reserves			
Called up share capital		**217**	223
Shares to be issued		**-**	5
Share premium account	15	**84**	68
Capital redemption reserve	15	**7**	-
Merger reserve	15	**4,170**	4,170
Profit and loss account	15	**(1,899)**	(1,635)
Total equity shareholders' funds		**2,579**	2,831

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2003

	2003	2003	2002	2002
	£m	£m	£m	£m
Net cash inflow from operating activities before exceptional items (note I)		933		925
Exceptional reorganisation costs		-		(17)
Net cash inflow after exceptional items		933		908
Dividends from associated undertakings		5		2
Returns on investments and servicing of finance				
Interest received	15		17	
Interest paid	(163)		(175)	
Interest element of finance lease rental payments	(3)		(3)	
Dividends paid to minority interests	(15)		(10)	
Net cash outflow from returns on investments and servicing of finance		(166)		(171)
Taxation				
Tax received	41		31	
Tax paid	(86)		(73)	
Net tax paid		(45)		(42)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(376)		(384)	
Sale of tangible fixed assets	64		54	
Sale of own shares, net	-		1	
Total capital expenditure and financial investment		(312)		(329)
Free cash flow		415		368
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies	(296)		(406)	
Net proceeds from businesses held for resale	30		22	
Sale of minority interest	-		7	
Sale of subsidiary companies and associated undertakings	720		31	
Total acquisitions and disposals		454		(346)
Equity dividends paid		(159)		(126)
Net cash inflow/(outflow) from investing activities		295		(472)
Net cash inflow/(outflow) before financing		710		(104)
Management of liquid resources: Sale of marketable securities		3		62
Financing				
Issue of ordinary share capital	12		5	
Repurchase of share capital	(211)		-	
Debt due within one year:				
Decrease in bank loans and loan notes	(218)		(505)	
Debt due after one year:				
(Decrease)/increase in bank loans and loan notes	(464)		289	
Capital element of finance lease rentals	(16)		(14)	
Net cash outflow from financing		(897)		(225)
Decrease in cash in the year		(184)		(267)
Reconciliation of net cash flow to movement in net debt (note II)				
Decrease in cash in the year		(184)		(267)
Cash outflow from change in debt and lease finance		698		230
Change in net debt resulting from cash flows		514		(37)
Changes in finance leases and loans acquired with subsidiaries		(41)		(281)
Effect of foreign exchange rate changes		(79)		6
Movement in net debt in the year		394		(312)
Opening net debt		(2,702)		(2,390)
Closing net debt		(2,308)		(2,702)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2003

I Reconciliation of operating profit to net cash inflow from operating activities:

	2003 £m	2002 £m
Operating profit before goodwill amortisation and exceptional items	797	805
Depreciation	243	230
EBITDA	1,040	1,035
Profit on disposal of fixed assets and businesses	(8)	(9)
Share of profits of associated undertakings	(15)	(12)
Expenditure in respect of provisions for liabilities and charges	(46)	(61)
Increase in stocks	(33)	(4)
Increase in debtors	(64)	(98)
Increase in creditors	59	74
Net cash inflow from operating activities before exceptional items	933	925

II Analysis of net debt:

	1 October 2002 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 September 2003 £m
Cash at bank and in hand	406	(118)	15	-	-	303
Overdrafts	(29)	(66)	(3)	-	-	(98)
	377	(184)	12	-	-	205
Debt due within one year	(1,217)	218	-	(18)	906	(111)
Debt due after one year	(1,804)	464	(90)	-	(906)	(2,336)
Finance leases	(58)	16	(1)	(12)	(11)	(66)
	(3,079)	698	(91)	(30)	(11)	(2,513)
Total	(2,702)	514	(79)	(30)	(11)	(2,308)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
For the year ended 30 September 2003

III Purchase and disposal of subsidiary companies and investments in associated undertakings:

	2003 £m Purchases	2003 £m Disposals	2002 £m Purchases
Net assets acquired/(disposed of):			
Tangible fixed assets	32	(773)	88
Fixed asset investments	-	(38)	85
Businesses held for resale	-	-	28
Stocks	1	(4)	17
Debtors	119	(8)	165
Current asset investments	-	-	43
Cash	19	(1)	147
Bank overdrafts	(29)	-	(4)
Loans	(18)	-	(258)
Leases	(12)	-	(9)
Creditors	(130)	21	(213)
Provisions	(45)	-	(67)
Tax	29	63	27
Minority interests	60	-	(46)
	26	(740)	3
Loss on disposal	-	29	-
Goodwill acquired/(disposed of)	195	(14)	610
	221	(725)	613
Satisfied by:			
Cash consideration payable/(receivable)	208	(721)	538
Shares	-	-	7
Deferred consideration receivable	-	(8)	-
Deferred consideration payable	13	4	68
	221	(725)	613

IV Analysis of net flow of cash in respect of the purchase and disposal of subsidiary companies and investments in associated undertakings:

	2003 £m Purchases	2003 £m Disposals	2002 £m Purchases
Cash consideration paid/(received net of liabilities settled)	208	(721)	538
Cash (acquired)/disposed of	(19)	1	(147)
Overdrafts acquired	29	-	4
	218	(720)	395
Deferred consideration and costs relating to previous acquisitions	78	-	11
	296	(720)	406

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 September 2003

1. Turnover and operating profit

	Continuing operations £m	Acquisitions £m	Discontinued activities £m	2003 £m	2002 £m
Turnover					
Foodservice:					
Geographical analysis:					
- United Kingdom					
Continuing	2,966	14	-	2,980	2,792
Discontinued	-	-	80	80	368
	2,966	14	80	3,060	3,160
- Continental Europe & rest of the world	4,402	262	-	4,664	3,751
- North America	3,558	4	-	3,562	3,706
	10,926	280	80	11,286	10,617
Operating profit					
Before goodwill amortisation and exceptional items					
Foodservice:					
- The Company and its subsidiary undertakings					
Continuing	758	8	-	766	688
Discontinued	-	-	16	16	105
- Associated undertakings	15	-	-	15	12
	773	8	16	797	805
Geographical analysis:					
- United Kingdom					
The Company and its subsidiary undertakings					
Continuing	359	1	-	360	316
Discontinued	-	-	16	16	105
Associated undertakings	2	-	-	2	1
- Continental Europe & rest of the world					
The Company and its subsidiary undertakings	222	7	-	229	191
Associated undertakings	12	-	-	12	11
- North America					
The Company and its subsidiary undertakings	177	-	-	177	181
Associated undertakings	1	-	-	1	-
	773	8	16	797	805
Amortisation of goodwill – continuing operations					
- United Kingdom	(154)	(1)	-	(155)	(164)
- Continental Europe & rest of the world	(64)	(6)	-	(70)	(39)
- North America	(51)	-	-	(51)	(54)
	(269)	(7)	-	(276)	(257)
Exceptional items – continuing operations					
- United Kingdom	-	-	-	-	(12)
- Continental Europe & rest of the world	-	-	-	-	(2)
- North America	-	-	-	-	(1)
	-	-	-	-	(15)
	(269)	(7)	-	(276)	(272)
Total operating profit: Group and share of associated undertakings	504	1	16	521	533

Total operating profit after goodwill amortisation and exceptional items for the year ended 30 September 2003 relates to foodservice analysed as UK £223 million, Continental Europe & rest of the world £171 million and North America £127 million (2002: £246 million, £161 million and £126 million respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

2. Exceptional items

	2003 £m	2002 £m
Charged to operating profit – continuing activities		
Reorganisation costs	-	5
Employee share schemes	-	10
	-	15
Loss on disposal of discontinued activities - Little Chef and Travelodge	27	-

Little Chef and Travelodge were disposed of on 4 February 2003 for a total consideration of £712 million. The completion accounts for this transaction are in the process of finalisation.

3. Interest payable and similar charges

	2003 £m	2002 £m
Bank loans and overdrafts	41	105
Other loans	111	64
	152	169

4. Tax on profit on ordinary activities

	2003 £m	2002 £m
UK corporation tax at 30% (2002: 30%)	41	45
Overseas tax payable	89	66
Overseas tax on share of profits of associated undertakings	6	5
Current tax charge on profit before goodwill, amortisation and exceptional items	136	116
UK deferred tax	11	51
Impact of discounting UK deferred tax	5	(9)
Overseas deferred tax	54	37
Impact of discounting overseas deferred tax	(12)	(14)
	194	181
Adjustments in respect of prior years:		
UK corporation tax	(13)	(60)
Overseas tax payable	(12)	2
UK deferred tax	(16)	29
Overseas deferred tax	16	23
	(25)	(6)
Total tax charge before exceptional items	169	175
Exceptional items:		
UK corporation tax	4	(5)
Overseas tax payable	3	-
Prior year UK corporation tax	(33)	(32)
Total exceptional tax credit	(26)	(37)
Tax on profit on ordinary activities after exceptional items	143	138

The 2003 exceptional UK corporation tax charge and the 2003 overseas tax charge relate to the disposal of the Little Chef and Travelodge businesses. The 2003 prior year exceptional UK corporation tax credit relates to the recovery of tax not previously recognised in respect of acquired businesses where the hindsight period for adjustments to goodwill has passed.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

4. Tax on profit on ordinary activities (continued)

Factors affecting the future tax charge

The main factors affecting the future tax charge are expected to include overseas tax rates, permanent differences and the reversal of unprovided deferred tax assets.

	2003 %	2002 %
Reconciliation of the UK statutory tax rate to the effective current tax rate		
Tax charge on profit on ordinary activities before goodwill amortisation and exceptional items at the UK statutory rate of 30%	30	30
Increase/(decrease) resulting from:		
Permanent items	2	(2)
Amortisation of goodwill	(2)	(2)
Overseas taxes at higher rates	3	1
Losses bought forward	(6)	(6)
Tax credits	(2)	(1)
Capital allowances for the period in excess of depreciation charged	(2)	(2)
Other timing differences	(2)	-
Current tax charge on profit before goodwill amortisation and exceptional items	21	18

5. Dividends

	Per share	2003 £m	Per share	2002 £m
Dividends on ordinary shares of 10p each:				
Interim	2.7p	60	2.1p	47
Proposed final	5.7p	123	5.0p	112
	8.4p	183	7.1p	159

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

6. Earnings per share

	Before goodwill amortisation and exceptional items 2003	Including goodwill amortisation and exceptional items 2003	Before goodwill amortisation and exceptional items 2002	Including goodwill amortisation and exceptional items 2002
	£m	£m	£m	£m
Attributable profit for basic and diluted earnings per share	461	184	457	222
	Millions	Millions	Millions	Millions
Average number of shares in issue	2,218	2,218	2,227	2,227
Shares to be issued	-	-	1	1
Average number of shares for basic earnings per share	2,218	2,218	2,228	2,228
Dilutive share options	5	5	20	20
Average number of shares for diluted earnings per share	2,223	2,223	2,248	2,248
Basic earnings per share	20.8p	8.3p	20.5p	10.0p
Diluted earnings per share	20.7p	8.3p	20.3p	9.9p

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings.

7. Intangible fixed assets

Goodwill	**£m**
Cost	
At 1 October 2002	5,008
Additions arising from acquisitions	195
Disposal	(15)
Currency adjustment	8
At 30 September 2003	5,196
Amortisation	
At 1 October 2002	486
Charge for the year	276
Disposal	(1)
Currency adjustment	(1)
At 30 September 2003	760
Net book amount	
At 30 September 2003	4,436
At 30 September 2002	4,522

Additions to goodwill arising from acquisitions primarily relates to the acquisition of Onama in Italy. Further information on these acquisitions can be found in note 16. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives. The disposal relates to the goodwill attaching to 9.8% of Yoshinoya D&C held by Seiyo Foods disposed of on 19 August 2003.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

8. Tangible fixed assets

	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost						
At 1 October 2002	862	276	386	1,246	735	3,505
Currency adjustment	9	1	-	13	31	54
Additions	24	6	14	228	115	387
Businesses acquired	19	-	2	33	13	67
Disposals	(17)	(1)	(37)	(60)	(75)	(190)
Businesses disposed of	(411)	(224)	(38)	(14)	(158)	(845)
At 30 September 2003	486	58	327	1,446	661	2,978
Depreciation						
At 1 October 2002	78	10	61	660	327	1,136
Currency adjustment	4	-	-	9	16	29
Charge for the year	13	2	12	148	68	243
Businesses acquired	11	-	3	16	5	35
Disposals	(16)	-	(10)	(64)	(37)	(127)
Businesses disposed of	(5)	(8)	(12)	(6)	(41)	(72)
At 30 September 2003	85	4	54	763	338	1,244
Net book amount						
At 30 September 2003	401	54	273	683	323	1,734
At 30 September 2002	784	266	325	586	408	2,369

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £11 million (2002: £12 million), plant and machinery £38 million (2002: £41 million) and fixtures and fittings £4 million (2002: £4 million).

9. Investments held as fixed assets

	Investment in associated undertakings £m
Cost	
At 1 October 2002	101
Disposals	(38)
Share of retained profits less losses	9
Dividends received	(5)
Currency adjustments/other movements	6
At 30 September 2003	73

Investment in associated undertakings at 30 September 2003 includes £48 million being the Group's share of the net tangible assets of Yoshinoya D&C. During the year the Group disposed of 9.8% of Yoshinoya leaving a remaining investment of 12.7%. Following this disposal the Group retains the same level of influence over Yoshinoya, and therefore continues to equity account for this investment. Yoshinoya is incorporated in Japan, draws up its financial statements at the end of February each year and its main business is retail catering. The market value of the investment at 30 September 2003 was ¥ 13 billion (£68 million).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

10. Debtors

	2003 £m	2002 £m
Amounts falling due within one year		
Trade debtors	**1,112**	936
Amounts owed by associated undertakings	**4**	2
Overseas tax recoverable	**15**	12
Other debtors	**184**	107
Prepayments and accrued income	**215**	201
	1,530	1,258
Amounts falling due after more than one year		
Other debtors	**177**	208
Deferred tax	**132**	85
	309	293

	2003 £m	2002 £m
Deferred tax analysis		
UK capital allowances in excess of depreciation	**(8)**	(101)
UK short term timing differences	**100**	96
Overseas deferred tax	**(26)**	5
Discount on timing differences	**66**	85
	132	85

Overseas deferred tax and the discount on timing differences include an amount attributable to goodwill in the U.S.A. The effect of this was not analysed separately in 2002 and the comparatives have therefore been restated.

Deferred tax does not include any potential tax liabilities which might arise in the event of the distribution of unappropriated profits or reserves of overseas subsidiary companies as there is no intention to distribute such profits or reserves.

Deferred tax assets of £147 million (2002: £160 million) have not been recognised as recovery is likely to be after more than one year.

	£m
The movements on deferred tax are as follows:	
At 1 October 2002	**85**
Arising from acquisitions	**30**
Arising from disposals	**70**
Charged to profit and loss account	**(58)**
Other movements	**5**
At 30 September 2003	**132**

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

11. Businesses held for resale

	2003 £m
At 1 October 2002	35
Reclassified from creditors	(5)
Net proceeds received	(30)
At 30 September 2003	-

12. Creditors – amounts falling due within one year

	2003 £m	2002 £m
Bonds	94	129
Loan notes	12	72
Bank loans	5	1,016
Bank overdrafts	98	29
Obligations under finance leases	19	14
Trade creditors	1,060	845
Amounts owed to associated undertakings	4	4
Corporation tax payable	146	138
Overseas tax	188	163
Other tax and social security costs	208	211
Other creditors	241	200
Deferred consideration	25	79
Accruals and deferred income	810	811
Proposed dividend	183	159
	3,093	3,870

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

13. Creditors – amounts falling due after more than one year

	2003 £m	2002 £m
Bonds	1,102	1,143
Loan notes	591	611
Bank loans	643	50
Obligations under finance leases	47	44
Other creditors	55	68
Deferred consideration	19	38
	2,457	1,954

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Euro Eurobond with nominal value €600 million redeemable in 2009 and bearing interest at 6.0% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2012 and bearing interest at 6.375% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$949 million (£571 million) at interest rates between 6.0% and 8.015%. US$750 million (£452 million) is repayable in five to ten years.

Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2003 is as follows:

	2003				2002			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
In more than one year but not more than two years	30	45	70	145	105	2	77	184
In more than two years but not more than five years	130	598	36	764	125	48	52	225
In more than five years	1,533	-	15	1,548	1,524	-	21	1,545
	1,693	643	121	2,457	1,754	50	150	1,954
In one year or less, or on demand	106	103	44	253	201	1,045	93	1,339
	1,799	746	165	2,710	1,955	1,095	243	3,293

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

13. Creditors - amounts falling due after more than one year (continued)

	2003 £m	2002 £m
Bank loans:		
Repayable otherwise than by instalments within five years	**648**	1,066
Less: amounts falling due within one year	**5**	1,016
Amounts falling due after more than one year	**643**	50

14. Provisions for liabilities and charges

	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2002	252	65	103	11	431
Arising from acquisitions	26	19	-	-	45
Expenditure in the year	(13)	(29)	(4)	-	(46)
Charged to profit and loss account	17	-	-	-	17
Credited to profit and loss account	(1)	(4)	(1)	-	(6)
Reclassified	(2)	(4)	(6)	-	(12)
Currency adjustment	-	1	(1)	-	-
At 30 September 2003	279	48	91	11	429

Insurance, pensions and other post employment benefits relate to the costs of self funded pension and insurance schemes or statutory retirement benefits and are essentially long term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 1 to 16 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

15. Reserves

				Consolidated profit and loss account		
	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Before goodwill written off £m	Goodwill written off £m	Total £m
At 1 October 2002	68	-	4,170	497	(2,132)	(1,635)
Foreign exchange reserve movements	-	-	-	(32)	-	(32)
Premium on ordinary shares issued, net of expenses	16	-	-	-	-	-
Repurchase and cancellation of shares	-	7	-	(233)	-	(233)
Retained profit for the year	-	-	-	1	-	1
At 30 September 2003	84	7	4,170	233	(2,132)	(1,899)

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss reserve on consolidation.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

16. Acquisitions

Businesses acquired during the year are shown below.

	Consideration and costs	Net assets acquired	Fair value adjustments	Accounting policy realignment	Fair value of assets acquired	Goodwill
	£m	£m	£m	£m	£m	£m
Onama	87	(4)	(6)	(10)	(20)	107
Millies Cookies	24	2	(2)	(2)	(2)	26
Seiyo Foods (minority interests)	45	35	-	-	35	10
Other	64	14	(10)	-	4	60
Total acquisitions in the year	220	47	(18)	(12)	17	203
Adjustments to prior periods:						
Deferred consideration payable	1	-	-	-	-	1
Adjustments to net assets acquired	-	2	7	-	9	(9)
	1	2	7	-	9	(8)
	221	49	(11)	(12)	26	195

	Net assets acquired	Fair value adjustments	Accounting policy realignment	Fair value to the Group
	£m	£m	£m	£m
Intangible fixed assets	9	-	(9)	-
Tangible fixed assets	32	-	-	32
Stocks	7	(6)	-	1
Debtors	136	(25)	8	119
Cash	19	-	-	19
Loans and overdrafts	(47)	-	-	(47)
Leases	-	-	(12)	(12)
Creditors	(125)	(6)	1	(130)
Provisions	(23)	(22)	-	(45)
Tax	(1)	30	-	29
Minority interests	42	18	-	60
	49	(11)	(12)	26

All acquisitions were accounted for under the acquisitions method of accounting.

Fair value adjustments principally relate to asset valuation adjustments, recognising pension commitments and other liabilities not previously recorded.

Adjustments made to the fair value of assets of businesses acquired in 2003 are provisional owing to the short period of ownership.

Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2002.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

17. Pensions

The assets and liabilities of the major schemes operated by the Group and the effect that adoption of FRS 17 would have had on the Group's profit and loss reserves are shown below:

	UK schemes		US schemes		Other schemes		Total schemes	
30 September 2003	Long Term expected rate of return	£m	Long Term expected rate of return	£m	Long Term expected rate of return	£m	Long Term expected rate of return	£m
Equities	6.5%	405	8.0%	38	7.2%	29	6.7%	472
Bonds	5.0%	198	5.7%	18	3.8%	38	4.9%	254
Other assets	0.0%	3	2.6%	1	2.4%	42	2.2%	46
Market value		606		57		109		772
Liabilities		(828)		(130)		(180)		(1,138)
Deficit		(222)		(73)		(71)		(366)
Deferred tax asset		67		26		26		119
Net FRS 17 liability		(155)		(47)		(45)		(247)

Reverse existing provisions/assets net of deferred tax	182
Reverse existing SSAP 24 prepayment for Group pension schemes	(14)
Net adjustment which would result from the adoption of FRS 17	(79)
Profit and loss reserve as reported	(1,899)
Profit and loss reserve on a FRS 17 basis	(1,978)

The FRS 17 liability has increased during the year ended 30 September 2003 as set out below:

	£m
As at 1 October 2002	(288)
Acquisitions	(20)
Current service costs	(36)
Curtailment credit	3
Contributions paid	46
Past service costs	(1)
Other financial costs	(18)
Actuarial losses	(50)
Exchange rate losses	(2)
As at 30 September 2003	(366)

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2003

18. Exchange rates

Exchange rates for major currencies used during the period were:

	2003 Translation Rate	2002 Translation Rate	**2003 Closing Rate**	2002 Closing Rate
Australian Dollar	**2.63**	2.63	**2.45**	2.89
Canadian Dollar	**2.35**	2.08	**2.24**	2.49
Danish Krone	**11.01**	12.16	**10.59**	11.82
Euro	**1.48**	1.63	**1.43**	1.59
Japanese Yen	**191.06**	184.56	**185.60**	191.45
Norwegian Krone	**11.48**	12.95	**11.72**	11.65
Swedish Krona	**13.55**	15.14	**12.85**	14.58
Swiss Franc	**2.22**	2.48	**2.19**	2.32
US Dollar	**1.60**	1.37	**1.66**	1.57

APPENDIX 1

New Contract Gains

The rate of new contract wins has remained very strong throughout the year. We are pleased to announce today a selection of recently awarded contracts.

UK

Business & Industry

- **Woolworths'** public in-store restaurants are set to be rebranded as part of a 10-year contract, with £29 million in annual turnover. Eurest will cater at 68 previously self-managed restaurants throughout the UK.

- Eurest has won a 5-year contract with **Equion plc** with annual turnover of £1 million to provide catering services to four London police stations.

- Other significant contract wins included **Westminster City Council**, the **Youth Hostels Association, Thomas Cook, Scottish Courage**, the **National Assembly for Wales**, the **Thinktank** in Birmingham, **Somerfield/Kwiksave** and global information solutions company **Experian** with combined annual turnover of £8 million.

Retail & Travel

- SSP has secured a new 10-year contract at **Newcastle International Airport** with annual turnover of £8 million to operate a selection of branded outlets landside and airside.

Sports & Leisure

- A 12-year joint venture with **Surrey County Cricket Club**, with incremental annual turnover of £2.5 million, to provide corporate hospitality marketing and sales at the Oval cricket ground. This is in addition to the existing contract.

NORTH AMERICA

Business & Industry

- Restaurant Associates has won contracts to provide staff feeding to **Citigroup, ABN AMRO, Revlon, AOL/Time Warner** and **Morgan Stanley** (in Brooklyn and Westchester) with combined annual turnover of $20 million.

Vending

- Canteen has been awarded the contract in **Accor**'s Motel 6 and Red Roof Inns hotels estate across the USA.

Healthcare

- Morrison has won the contract for **Enloe Medical** with $9 million turnover per annum and **Baptist Memorial Healthcare**, Tennessee ($1.8 million per annum).

Education

- Chartwells have won contracts with **Spotsylvania** school district, **Farmington** school district, **Deer Park Union** free school district, **Arkansas Pine Bluff** and **Green Mountain College.** Total annual turnover is $9 million.

Sports & Leisure

- **Disneyland, Los Angeles** has awarded Restaurant Associates a contract for their Disney Mexican Restaurant with annual turnover of $10 million.

- **Houston Stadium** – Levy Restaurants won the contract for operations at the new Toyota Center, home of the Houston Rockets.

CONTINENTAL EUROPE AND REST OF THE WORLD

Business & Industry

- **China** – a 3-year contract was entered into with **Philips MDS** (mobile display systems) in Pudong Industrial zone with annual turnover of £1.5 million. Also signed a new staff feeding contract with **General Electric** and **Peugeot** with combined annual turnover of £1 million.

- **Japan** – contracts for staff feeding were won at **Daihatsu Auto Body Co** and **Hakuhodo** with combined annual turnover of £1 million.

- **France** – Eurest has won a 5-year contract at **The Atomic Energy Centre** near Bordeaux with turnover of €2 million per annum.

- **Germany** – Eurest has increased its catering with **Deutsche Bank** in 25 units throughout Germany. In addition, Selecta takes over the vending at 150 points of sale.

Healthcare

- **Japan** – a new contract at **Aoi-kai Medical** with annual turnover expected to be £1 million.

- **Italy – Campolongo & Palermo Hospitals** with combined annual turnover expected to be £2 million.

- **France – The American Hospital**, a very prestigious hospital in Paris with a contract with annual turnover of €2.5 million over 3 years.

Education

- **Middle East** – contracts for two prestigious universities, **Misr University for Science and Technology** in Egypt and the **American University of Beirut** in Lebanon, annual turnover from these contracts is expected to be $3 million.

- **France – Ville de Gravelines** school with annual turnover of £1 million.

Retail & Travel

- SSP won its first contract in **China** at **Meilan Airport**, Hainan Island in the South China Sea. The airport currently has 6 million passengers a year and the authorities expect passenger growth to be 15% per year. Annual turnover is expected to be £3.5 million.

- **Italy** – 4 additional units at **Malpensa Airport** in a 6-year contract with £1 million in annual turnover.

Sports & Leisure

- **Germany** – contract for **Color Line Arena**, a modern multi-function arena in Hamburg, with annual turnover of €6 million.

Defence, Offshore & Remote Service

- **Global** – ESS has been awarded a Global Preferred Supplier Agreement with **De Beers**. ESS currently provides integrated support services at four sites on behalf of **De Beers**. This new contract offers the potential to provide services to all 24,000 staff at all of their sites across the 19 countries within which they operate. The initial new contract value is for turnover of £10 million per annum and covers operations in South Africa. Additional expansion to Botswana, Namibia and Canada is expected in the short term, which will increase the contract value significantly to an estimated £50 million of annual turnover.

- **Guam** – in the South Pacific, a 3-year contract with **Raytheon** for services to the US Navy with turnover of £10 million per annum.

- **Liberia** – a 5-year contract to supply rations to the **United Nations** mission, with annual turnover of $12 million.

- **Chile** – a new construction project with **BHP Billiton Base Metals** with turnover of $6 million per annum.

- **Gulf of Mexico** – a 3-year contract with **BP** with turnover of £2 million per annum for two offshore platforms.

- **Australia** – ESS has secured a contract with **Western Mining Corporation Resources Ltd** to provide all catering and support services, annual turnover is expected to be £10 million.

- **Turkey** – a contract with the **Turkish Navy** at Gölcük with annual turnover of £3 million.

- **Russia** – a 3-year contract for the Shell-led **Sakhalin Energy Investment Consortium** with annual turnover of £1 million.

- **Germany** – won a 10-year contract with the **US Army Europe MWR** (Morale, Welfare & Recreation) in Heidelberg for £1 million of annual turnover.

APPENDIX 2

Significant contract gains and contracts retained during the year included:

UK

Business and Industry

- **BT** - a 7-year contract renewal with £25 million in annual turnover.

- **Orange** - a 3-year deal with an annual turnover of £4.5 million providing catering for 10,000 employees across 11 sites.

- **Computer Associates** - a 5-year foodservice contract covering the company's Slough-based European headquarters plus 14 other sites across Europe.

- **BAA** - Eurest has been awarded a 5-year contract with £4 million in annual turnover to provide foodservice for 5,000 construction workers at Heathrow's Terminal 5.

- Restaurant Associates has renewed a 10-year contract with **Tower 42,** with annual turnover of £3.5 million. In collaboration with Restaurant Associates, Gary Rhodes has launched his new restaurant **Rhodes Twenty Four** within the building.

Healthcare

- **Southern Derbyshire Acute Hospitals NHS Trust** - a 6-year contract with £10 million in annual turnover, to provide catering and hotel services to Derbyshire Royal Infirmary and Derby City General Hospital.

- **Royal National Orthopaedic Hospital NHS Trust** - Medirest has retained the contract to provide catering, housekeeping, portering and security for a further 5 years with an annual turnover of £2.5 million.

Education

- **De Montfort University, Leicester** - a 10-year contract with £2 million per year.

- **Nottingham University** - a 5-year contract with £1 million per annum.

- **Medway Council** - a 5-year contract for 84 schools in the Medway area and **London Borough of Camden,** a 3-year contract for 55 schools, with combined annual turnover of £5 million.

- **London Borough of Richmond upon Thames** - a 5-year extension to its contract providing meals to 40 primary and three special schools with £1 million in annual turnover. Richmond's school catering service was praised as a key strength in an Ofsted report on the Local Education Authority released in January.

Retail & Travel

- **Bournemouth Airport** - SSP has won a 10-year contract with £2 million in annual turnover.

- **Derry Airport** - a 7-year contract with £0.5 million in annual turnover.

- **Mersey Ferries** - a 5-year contract with annual turnover of £0.5 million.

Sports & Leisure
- **Scottish Exhibition & Conference Centre** – a 5-year contract with a £3 million annual turnover.

- **Reading Football Club** - a 7-year contract with £4 million in annual turnover.

- **BALTIC,** the centre for contemporary art in Gateshead - a contract with £1.5 million in annual turnover.

- **Imperial War Museum & Old Royal Naval College**, Greenwich - two 5-year contracts with a combined annual turnover of £2 million.

- **The Sanctuary** - a 3-year contract to manage the catering services for the relaxation spa, The Sanctuary, in London's Covent Garden with annual turnover of £1 million.

Defence, Offshore & Remote Service
- **Army Training Estate** - a 10-year contract with turnover of £11 million per annum.

NORTH AMERICA

Business & Industry
- **eBay** - a 2-year contract with the California-based company with turnover of $3.5 million per annum.

- **The Kellogg Conference Center,** Washington D.C. – Flik was awarded a 5-year contract with turnover of $3 million per annum.

- **Met Life** - a 6-year contract with $10 million in annual turnover to cater for 13,500 employees across 20 locations.

- **ExxonMobil, Pfizer** and **Suncor** have renewed contracts with $28 million in annual turnover.

- **Best Buy** - a 10-year contract for the corporate headquarters of this electrical retailer with annual turnover of $4 million.

Healthcare
- **Fraser Healthcare** in Vancouver - an 8 hospital, 14 outlet retail offering with $6 million in annual turnover.

- **Alta Bates Medical Center** in Berkeley, California - a 10-year contract with turnover of $2 million per annum.

- **The Children's Hospital** in Oakland, California - a 5-year contract with turnover of $2 million per annum.

- **The Healthcare Infrastructure Company of Canada** – a contract for the new William Osler Health Centre in Brampton, Ontario with $20 million in annual turnover.

- Morrison has been awarded a 10-year contract with the **Children's Hospital**, Washington D.C. with $5 million in annual turnover.

- **Simpson House** in Philadelphia and **Simpson Meadows** in Downington - a 3-year contract with $3 million in annual turnover.

Education

- **Gallaudet University** in Washington DC - a 5-year contract with $3 million in annual turnover was secured by Bon Appétit.

- **University of North Carolina,** Charlotte - a 10-year contract with $10 million in annual turnover.

- **University of San Francisco, University of Texas, Tennessee Tech** and **Ottawa University** with combined annual turnover of $18 million.

- **Morgan House at Baylor University** has awarded Chartwells a 5-year contract with $10 million in annual turnover.

- **University of Nevada** and the **University of Wisconsin** with combined annual turnover of $12 million.

Retail & Travel

- **Canada** – awarded a 10-year contract in the new Terminal 1 at **Toronto Lester B Pearson International Airport** with CAD20 million in annual turnover.

Sports & Leisure

- **Art Institute of Chicago** - a 5-year contract with $8 million in annual turnover.

CONTINENTAL EUROPE AND REST OF THE WORLD

Business & Industry

- **Japan** – won contracts at **Nippon Life Insurance Company** and at the Tokyo branches of **HSBC, Citigroup, GlaxoSmithKline** and **Sony** with combined annual turnover of £8 million.

- **Italy – ENI** has renewed a contract for 5-years with £6 million in annual turnover and **Banca d'Italia** has signed a new contract with £5 million in annual turnover.

- **Germany** – Eurest has been awarded a contract with **Wincor Nixdorf** with €4 million in annual turnover. **SAP, Dresdner Bank,** and **Commerzleasing und Immobilien** renewed contracts with Eurest with a combined annual turnover of €6 million. Eurest has also won contracts with **Deutsche Telekom/T-Systems, Philip Morris** and four previously self-operated restaurants with **DZ Bank** with combined annual turnover of €6 million.

- **France** – Eurest has won 3 additional contracts with telecoms company **Cegetel/Vivendi** with €3 million in annual turnover.

- **Denmark** – **TDC Tele Danmark** has signed a 4-year contract for 11 restaurants with annual turnover of £3 million.

- **Sweden** – **Salen Conference Stockholm** has renewed its contract for a further 8 years with annual turnover of £1 million. Eurest has been awarded a 3-year contract with the **Forsmark Nuclear Power Plant** with £0.5 million in annual turnover.

- **Norway** – Eurest has been awarded a 5-year contract with **Spare Banken 1 Group** with £1 million in annual turnover.

Healthcare

- **Portugal** – won a contract with **Portuguese State Hospitals** with annual turnover of €12 million.

- **France** – Medirest has won a previously self-operated contract with **Medica France,** with €5 million in annual turnover.

Education

- **France** – Scolarest has been awarded contracts with the cities of **Sevran** and **Toulon** with combined annual turnover of €4 million.

- **Netherlands** – Selecta has signed a 5-year contract with **ROC,** Amsterdam, the biggest schools' association in Europe, with annual turnover of €2 million. Selecta will serve 40,000 students with coffee, cold drinks and snacks following the installation of 400 machines.

Retail & Travel

- **Hong Kong** – SSP has expanded its operations at **Hong Kong Airport** (annual passenger volume is 33 million) from 5 units to 13 units, bringing its share of the food and beverage business there to just below 50%. Annual incremental turnover is expected to be £10 million.

- **Switzerland** – SSP won 10 new units in the **Zurich Airport's** new Airside Centre. This 9-year contract has £16 million of annual turnover.

- **Spain** – Rail Gourmet has renewed the important **AVE/Renfe** contract for a further 18 months with annual turnover of €30 million.

- **France** – won a 6-year contract extension for the **Charles de Gaulle Airport** with annual turnover of €15 million per annum.

Defence, Offshore & Remote Service

- **Global** – A significant 10-year agreement was awarded to ESS to provide services to **Schlumberger** sites across the world. The contract has annual turnover of $26 million in the first year of operation with a potential total annual value of around $60 million.

- **New Zealand** – a 3-year contract with annual turnover of £1.5 million was signed with **Royal New Zealand Air Force**.

- **Australia** – a renewal extending the scope of service for **Newcrest Mining** resulting in annual turnover of £5 million.

- **Kazakhstan – Karachaganak International Oil Company** has signed a 3-year contract with annual turnover of £4 million.

- **Venezuela** – ESS has renewed existing contracts with **Conoco/Phillips** and **ExxonMobil** with combined annual turnover of €4 million.

- **South Africa** – ESS has been awarded a 5-year contract with £4 million in annual turnover to provide full village management and services to over 2,000 workers for the **Coega Development Corporation.**

82-5161

COMPASS GROUP

04 JAN 29 AM 7:21

Print

Royal Philips Electronics and Compass Group PLC extend Global Foodservice Partnership for a further 10 years

17 December 2003

Compass Group is pleased to announce that Royal Philips Electronics is extending its Global Foodservice Agreement with Compass Group for a period of 10 years.

The initial contract was awarded in 1998. At the time it was the first ever global agreement signed in the foodservice market. Compass Group now serves
over 88,000 Philips employees at staff restaurants, conference and meeting facilities, convenience shops and executive dining and vending worldwide.

Michael J. Bailey, Chief Executive, Compass Group said: "We are very pleased to continue our relationship with Philips. Our extensive geographic coverage and focus on global account management, coupled with our ability to offer high quality foodservice, strong brands and vending, is becoming increasingly relevant as to why we win and retain international business".

Since signing the first global agreement with Philips in 1998, Compass Group has won a significant number of international contracts with clients such as IBM, Microsoft, American Express, ChevronTexaco and Schlumberger.

Enquiries:

Compass Group PLC **+44 (0) 1932 573000**
Sarah Ellis
Director Investor Relations

Brunswick Group Ltd **+44 (0) 20 7404 5959**
Timothy Grey/Pam Small

Note to Editors
Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world.

For more information, visit www.compass-group.com

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notificaton that Compass Group PLC will host on June 2, 2003 a shareholder conference and announce new contract wins (June 2, 2003).
2. Notification from Compass Group PLC relating to the purchase for cancellation of 160,000 ordinary shares at the price 337.92 pence per share (June 2, 2003).
3. Notification from Compass Group PLC relating to the purchase for cancellation of 2,000,000 ordinary shares at the price 337.97 pence per share (June 3, 2003).
4. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 351.54 pence per share (June 9, 2003).
5. Notification from Compass Group PLC relating to the purchase for cancellation of 2,000,000 ordinary shares at the price 339.93 pence per share (June 10, 2003).
6. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 348.58 pence per share (June 11, 2003).
7. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 349.5175 pence per share (June 12, 2003).
8. Notification from Compass Group PLC relating to the purchase for cancellation of 200,000 ordinary shares at the price 345.07 pence per share (June 13, 2003).
9. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 339.55 pence per share (June 16, 2003).
10. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 343.40 pence per share (June 18, 2003).
11. Notificaton from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 339.34 pence per share (June 20, 2003).
12. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 325.27 pence per share (June 24, 2003).
13. Notification from Compass Group PLC relating to the purchase for cancellation of 1,500,000 ordinary shares at the price 330.21 pence per share (June 27, 2003).
14. Notification from Compass Group PLC relating to the purchase for cancellation of 1,300,000 ordinary shares at the price 330.76 pence per share (July 1, 2003).

15. Notification from Compass Group PLC relating to the purchase for cancellation of 1,200,000 ordinary shares at the price 334.89 pence per share (July 2, 2003).

16. Notification from Compass Group PLC - changes in directors' interests in the ordinary shares of Compass Group PLC in relation to long-term incentive plan awards (July 3, 2003).

17. Notification from Compass Group PLC relating to the purchase for cancellation of 600,000 ordinary shares at the price 337.08 pence per share (July 4, 2003).

18. Notification that Compass Group PLC wins 10-year Schlumberger agreement (July 7, 2003).

19. Notification from Compass Group PLC relating to the purchase for cancellation of 275,000 ordinary shares at the price 341.39 pence per share (July 7, 2003).

20. Notification from Compass Group PLC relating to the purchase for cancellation of 1,200,000 ordinary shares at the price 343.79 pence per share (July 8, 2003).

21. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 337.40 pence per share (July 10, 2003).

22. Notification from Compass Group PLC relating to the purchase for cancellation of 1,735,000 ordinary shares at the price 340.40 pence per share (July 14, 2003).

23. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 342.99 pence per share (July 16, 2003).

24. Notification from Compass Group PLC relating to the purchase for cancellation of 1,500,000 ordinary shares at the price 330.85 pence per share (July 17, 2003).

25. Notification from Compass Group PLC - Zurich Airport heads list of new contract gains (July 21, 2003).

26. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 332.36 pence per share (July 21, 2003).

27. Notification from Compass Group PLC relating to the purchase for cancellation of 250,000 ordinary shares at the price 331.33 pence per share (July 22, 2003).

28. Notification from Compass Group PLC relating to the purchase for cancellation of 1,500,000 ordinary shares at the price 341.63 pence per share (July 24, 2003).

29. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 342.90 pence per share (July 25, 2003).

30. Notification from Compass Group PLC relating to the purchase for cancellation of 750,000 ordinary shares at the price 339.80 pence per share (July 28, 2003).

31. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 338.40 pence per share (July 29, 2003).

32. Notification from Compass Group PLC relating to the purchase for cancellation of 600,000 ordinary shares at the price 338.68 pence per share (July 30, 2003).

33. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 336.31 pence per share (July 31, 2003).

34. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 331.53 pence per share (August 1, 2003).

35. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 334.76 pence per share (August 5, 2003).

36. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 332.33 pence per share (August 6, 2003).

37. Notification from Compass Group PLC relating to the purchase for cancellation of 1,100,000 ordinary shares at the price 327.08 pence per share (August 7, 2003).

38. Notification from Compass Group PLC relating to the purchase for cancellation of 155,000 ordinary shares at the price 330.86 pence per share (August 8, 2003).

39. Notification from Compass Group PLC relating to the purchase for cancellation of 550,000 ordinary shares at the price 342.76 pence per share (August 12, 2003).

40. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 343.19 pence per share (August 13, 2003).

41. Notification from Compass Group PLC - participation in buy-back of Yoshinoya D&C Ltd shares (August 20, 2003).

42. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 358.71 pence per share (August 26, 2003).

43. Compass Group PLC - notice of date for pre-close trading update (August 29, 2003).

44. Notification from Compass Group PLC relating to the purchase for cancellation of 750,000 ordinary shares at the price 353.365 pence per share (August 29, 2003).

45. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 354.25 pence per share (September 1, 2003).

46. Notification from Compass Group PLC relating to the purchase for cancellation of 1,750,000 ordinary shares at the price 349.89 pence per share (September 2, 2003).

47. Notification from Compass Group PLC relating to the purchase for cancellation of 150,000 ordinary shares at the price 350.00 pence per share (September 3, 2003).

48. Notification from Compass Group PLC relating to the purchase for cancellation of 25,000 ordinary shares at the price 347.00 pence per share (September 4, 2003).

49. Notification from Compass Group PLC relating to the purchase for cancellation of 500,000 ordinary shares at the price 345.80 pence per share (September 5, 2003).

50. Notification from Compass Group PLC relating to the purchase for cancellation of 750,000 ordinary shares at the price 347.26 pence per share (September 8, 2003).

51. Notification from Compass Group PLC relating to the purchase for cancellation of 1,300,000 ordinary shares at the price 339.78 pence per share (September 9, 2003).

52. Notification from Compass Group PLC relating to the purchase for cancellation of 750,000 ordinary shares at the price 336.95 pence per share (September 10, 2003).

53. Notification from Compass Group PLC relating to the purchase for cancellation of 650,000 ordinary shares at the price 342.48 pence per share (September 12, 2003).

54. Notification from Compass Group PLC relating to the purchase for cancellation of 115,000 ordinary shares at the price 359.68 pence per share (September 25, 2003).

55. Notification from Compass Group PLC - Trading Update: continued strong performance expected (September 29, 2003).

56. Notification from Compass Group PLC relating to the purchase for cancellation of 4,000,000 ordinary shares at the price 352.68 pence per share (September 29, 2003).

57. Notification from Compass Group PLC relating to the purchase for cancellation of 2,300,000 ordinary shares at the price 348.26 pence per share (September 30, 2003).

58. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 357.22 pence per share (October 1, 2003).

59. Notification from Compass Group PLC relating to an update to the Information Memorandum in relation to an application for admittance to the Official List of the UKLA of £2,000,000,000 Euro Medium Term Note Programme (November 6, 2003).

60. Notification from Compass Group PLC – preliminary results for the year ended September 30, 2003 (December 2, 2003).

61. Notification from Compass Group PLC relating to the purchase for cancellation of 1,375,000 ordinary shares at the price 352.26 pence per share (December 2, 2003).

62. Notification from Compass Group PLC relating to the granting to Sir Francis Mackay of options over 500,000 ordinary shares in the capital of Compass Group PLC (December 3, 2003).

63. Notification from Compass Group PLC relating to the purchase for cancellation of 1,750,000 ordinary shares at the price 358.87 pence per share (December 3, 2003).

64. Notification from Compass Group PLC relating to the pricing supplement for €150,000,000 notes 2009 issued under the terms of the £2,000,000,000 Euro Medium Term Note Programme (December 5, 2003).

65. Notification from Compass Group PLC relating to the pricing supplement for £125,000,000 notes 2012 issued under the terms of the £2,000,000,000 Euro Medium Term Note Programme (December 5, 2003).

66. Notification from Compass Group PLC relating to the purchase for cancellation of 100,000 ordinary shares at the price 362.9025 pence per share (December 8, 2003).

67. Notification from Compass Group PLC relating to the purchase for cancellation of 1,000,000 ordinary shares at the price 359.5287 pence per share (December 9, 2003).

68. Notification from Compass Group PLC relating to the purchase for cancellation of 1,100,000 ordinary shares at the price 356.3864 pence per share (December 10, 2003).

69. Notification from Compass Group PLC - Royal Philips Electronics and Compass Group PLC extend global foodservice partnership for a further 10 years (December 17, 2003).

70. Notification from Compass Group PLC - relating to an exercise and subsequent sale of ordinary shares under option by Andrew Lynch (December 17, 2003).

71. Notification from Compass Group PLC - relating to an award of ordinary shares under the terms of the Compass Long-Term Incentive Plan to each of Michael Bailey, Alain Dupuis, Clive Grundy, Andrew Lynch and Sir Francis Mackay. Further that the annual bonus 2003 had been satisfied partially in shares to each of Michael Bailey, Alain Dupuis, Clive Grundy and Andrew Lynch (December 22, 2003).

72. Notification from Compass Group PLC that copy of its Annual Report 2003 will be available for inspection at the UK Listing Authority's Document Viewing Facility (January 6, 2004).

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04 JUN 22 7:2

Company	Compass Group PLC
TIDM	CPG
Headline	2003 Shareholder Conference
Released	07:00 2 Jun 2003
Number	7627L

For release at 07.00am
Monday 2 June 2003

Compass Group PLC
2003 Shareholder Conference and New Contract Wins

Compass Group, the world's largest foodservice organisation, will today host a seminar for analysts and investors. This is designed to provide deeper insight into the current and future growth drivers of the Group, and will include the following presentations:

- Antoine Cau, Chairman and Chief Executive for Western Europe, will provide an overview of the £250bn global foodservice market, of which only 35% is outsourced today.

- Kurt Kimball, Executive Vice President, North America, will set out Compass Group's approach to winning new business, from targeting through to delivery. Compass Group's unique selling points include a high quality range of owned brands, such as au bon pain, Ritazza and Upper Crust, and exclusive brand partners including Marks & Spencer.

- Chris Bucknall, Group Chief Executive, Commercial Services, and David Mortimer, Chief Financial Officer, UK, will cover the opportunities for growth in the Group operating margin, highlighting the UK purchasing model and the potential for unit level operating efficiencies.

Compass Group also today announces seven new contracts it has won in North America worth a total of $37m in annual revenues. These include Micron in Business & Industry, Amarillo School District in Education, and in Leisure & Hospitality, the Jacksonville Jaguars as well as convention centres in Milwaukee and Pittsburgh.

Compass Group announced interim results on 21 May 2003 and will not disclose any new financial information on today's visit. The Group will make its scheduled pre-close period announcement for the year ended 30 September 2003 by the end of September. Preliminary results will be announced on 2 December 2003.

- ends -

Enquiries:

Tim Grey	Brunswick	020 7404 5959
Charlotte Elston		07974 982 463

A webcast of the 2003 Shareholder Conference will be available in video & audio from 07:00 am on Tuesday 3 June 2003 at http://www.compass-group.com and http://www.cantos.com.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:36 2 Jun 2003
Number	8283L

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2nd June 2003 it purchased for cancellation 160,000 ordinary shares at the price of 337.92 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:51 3 Jun 2003
Number	8875L

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3rd June 2003 it purchased for cancellation 2,000,000 ordinary shares at the price of 337.97 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:20 9 Jun 2003
Number	1122M

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9th June 2003 it purchased for cancellation 1,000,000 ordinary shares at the price of 351.54 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:32 10 Jun 2003
Number	1710M

10 June 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 June 2003 it purchased for cancellation 2,000,000 ordinary shares at a price of 339.93 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:25 11 Jun 2003
Number	2225M

11 June 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 June 2003 it purchased for cancellation 1,000,000 ordinary shares at a price of 348.58 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	18:32 12 Jun 2003
Number	2864M

12 June 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 June 2003 it purchased for cancellation 500,000 ordinary shares at a price of 349.5175 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	16:52 13 Jun 2003
Number	3355M

13 June 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 June 2003 it purchased for cancellation 200,000 ordinary shares at a price of 345.07 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:19 16 Jun 2003
Number	3923M

16 June 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 June 2003 it purchased for cancellation 1,000,000 ordinary shares at a price of 339.55 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:17 18 Jun 2003
Number	5034M

18 June 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 June 2003 it purchased for cancellation 1,000,000 ordinary shares at a price of 343.40 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:07 20 Jun 2003
Number	6154M

20 June 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 June 2003 it purchased for cancellation 1,000,000 ordinary shares at a price of 339.34 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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04 JAN 29 AM 7:

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:04 24 Jun 2003
Number	7313M

24 June 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 June 2003 it purchased for cancellation 1,000,000 ordinary shares at a price of 325.27 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	16:53 27 Jun 2003
Number	9067M

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27th June 2003 it purchased for cancellation 1,500,000 ordinary shares at the price of 330.21 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	18:14 1 Jul 2003
Number	0444N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1st July 2003 it purchased for cancellation 1,300,000 ordinary shares at the price of 330.76 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	18:17 2 Jul 2003
Number	1022N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2nd July 2003 it purchased for cancellation 1,200,000 ordinary shares at the price of 334.89 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	18:06 3 Jul 2003
Number	1599N

RNS Number:1599N
Compass Group PLC
3 July 2003

Compass Group PLC wishes to notify the following changes in Directors' interests in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Long Term Incentive Plan Awards

Under the Compass Group PLC Long Term Incentive Plan, participants may become entitled to Shares if the Company satisfies a stringent performance target.

The main performance conditions relate to the total shareholder return ("TSR") of Compass Group PLC over a three year period, compared to that of the companies in the FT-SE 100 index. Awards only vest if the Company's performance is at the median and are released on a sliding scale between median and top quartile performance. A further earnings per share performance condition must also be achieved.

On 3 July 2003, awards were made under the Long Term Incentive Plan to the executive directors set out below. The number of Shares referred to is the maximum available if the performance conditions for the period, which commenced on 1 October 2002 and ends on 30 September 2005, are satisfied in full.

Name	Shares under Conditional Award
Michael J Bailey	257,547
Alain Dupuis	113,208
Clive Grundy	113,208
Andrew Lynch	137,264
Francis H Mackay	141,509

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:28 4 Jul 2003
Number	2128N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4th July 2003 it purchased for cancellation 600,000 ordinary shares at the price of 337.08 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Contract Win
Released	07:00 7 Jul 2003
Number	2082N

7 July 2003

Compass Group PLC wins 10-year Schlumberger agreement

Compass Group PLC today announces that ESS, the Group's oil & gas, remote site and defence division, has signed a 10-year agreement with oilfield services company Schlumberger as it continues to expand its Global Preferred Supplier Agreement client base. This contract has a potential total annual value of around $60 million and confirms ESS's position as the market leader in support services worldwide.

The initial contract, which has a first year value of $26 million, covers Schlumberger's operations in the UK, Algeria, Oman, UAE, Saudi Arabia and Pakistan. This is additional business to the work ESS already performs for Schlumberger in Alaska, USA, Argentina, Brazil, Venezuela, UK, France, Germany, Portugal and Indonesia.

The innovative strategic approach ESS takes in offering global solutions for clients with operations across many countries provides excellent opportunities to increase its leading position in the marketplace.

Peter R Harris, CEO of ESS, commented:

"We are extremely proud to announce our agreement with a company with such an excellent worldwide reputation as Schlumberger. The agreement demonstrates ESS's commitment in developing true business partnerships that provide win-win benefits to all concerned."

Ends

Enquiries:

Brunswick Tel: 020 7404 5959

Timothy Grey
Simon Sporborg

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 375,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-

group.com

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04 JAN 29 AM 7:21

Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:09 7 Jul 2003
Number	2653N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7th July 2003 it purchased for cancellation 275,000 ordinary shares at the price of 341.39 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:32 8 Jul 2003
Number	3242N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8th July 2003 it purchased for cancellation 1,200,000 ordinary shares at the price of 343.79 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:49 10 Jul 2003
Number	4363N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10th July 2003 it purchased for cancellation 1,000,000 ordinary shares at the price of 337.4 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:05 14 Jul 2003
Number	5415N

14 July 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 July 2003 it purchased for cancellation 1,735,000 ordinary shares at a price of 340.40 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:17 16 Jul 2003
Number	6425N

16 July 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 July 2003 it purchased for cancellation 1,000,000 ordinary shares at a price of 342.99 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:30 17 Jul 2003
Number	6973N

17 July 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 July 2003 it purchased for cancellation 1,500,000 ordinary shares at a price of 330.85 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	New Contract Gains
Released	07:00 21 Jul 2003
Number	7470N

21st July 2003

COMPASS GROUP PLC

ZURICH AIRPORT HEADS LISTS OF NEW CONTRACT GAINS

Select Service Partner (SSP), the travel concessions division of Compass Group PLC, has won a nine-year contract at Zurich's Unique Airport worth over £16 million in annual revenues.

SSP will operate ten new units and be the sole supplier of catering in the airport's new Airside Centre. This announcement follows the award of a seven-year contract at Hong Kong International Airport (announced in February 2003) worth £15 million in annual revenues and the award of ten-year contract in the new Terminal 1 at Toronto Lester B Pearson International Airport worth £20 million in annual revenues.
In Germany, Eurest has renewed and extended its contract with Deutsche Bank for a further five years. Eurest will now serve over 10,000 meals a day in 25 locations across Germany with annual sales of over €20 million and in Turkey a contract with the Turkish Military for the Navy Commander Centre in Kocaeli, worth over $5 million in annual revenues.
In the UK, Leiths has been awarded a new five-year contract at the Scottish Exhibition and Conference Centre worth over £3 million in annual revenues.

Michael J. Bailey, Chief Executive, Compass Group PLC commented:

"These latest contract gains combined with our continuing high level of contract retention demonstrates the strength of our unique business model and provides a solid base for continued like for like turnover growth."

ENDS

Enquiries:

Compass Group PLC
Tel: 01932 573000

Paul Kelly
Sarah Ellis

Brunswick
Tel: 020 7404 5959

Timothy Grey

Simon Sporborg

Notes to Editors

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 375,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

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04 JAN 23 AM 7:21

Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	18:24 21 Jul 2003
Number	7995N

21 July 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 July 2003 it purchased for cancellation 1,000,000 ordinary shares at a price of 332.36 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	16:55 22 Jul 2003
Number	8446N

22 July 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 July 2003 it purchased for cancellation 250,000 ordinary shares at a price of 331.33 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:32 24 Jul 2003
Number	9540N

24 July 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 July 2003 it purchased for cancellation 1,500,000 ordinary shares at a price of 341.63 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:42 25 Jul 2003
Number	0008O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25th July 2003 it purchased for cancellation 1,000,000 ordinary shares at the price of 342.90 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	18:15 28 Jul 2003
Number	0548O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28th July 2003 it purchased for cancellation 750,000 ordinary shares at the price of 339.80 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	18:09 29 Jul 2003
Number	1118O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29th July 2003 it purchased for cancellation 1,000,000 ordinary shares at the price of 338.40 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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04 JAN 22 AM 7:21

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:22 30 Jul 2003
Number	1599O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30th July 2003 it purchased for cancellation 600,000 ordinary shares at the price of 338.68 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:18 31 Jul 2003
Number	2199O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 31st July 2003 it purchased for cancellation 500,000 ordinary shares at the price of 336.31 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:09 1 Aug 2003
Number	2662O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1st August 2003 it purchased for cancellation 500,000 ordinary shares at the price of 331.53 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	16:59 5 Aug 2003
Number	3655O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5th August 2003 it purchased for cancellation 1,000,000 ordinary shares at the price of 334.76 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:29 6 Aug 2003
Number	4193O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6th August 2003 it purchased for cancellation 1,000,000 ordinary shares at the price of 332.33 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:07 7 Aug 2003
Number	4653O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7th August 2003 it purchased for cancellation 1,100,000 ordinary shares at the price of 327.08 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	16:45 8 Aug 2003
Number	5103O

8 August 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 August 2003 it purchased for cancellation 155,000 ordinary shares at a price of 330.86 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:46 12 Aug 2003
Number	6098O

12 August 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 August 2003 it purchased for cancellation 550,000 ordinary shares at a price of 342.76 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:12 13 Aug 2003
Number	6551O

13 August 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 August 2003 it purchased for cancellation 500,000 ordinary shares at a price of 343.19 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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04 JAN 29 AM 7:21

Company	Compass Group PLC
TIDM	CPG
Headline	Buy back of Shares
Released	07:00 20 Aug 2003
Number	8548O

20th August 2003, 7.00am

COMPASS GROUP PLC

Participation in buy-back of Yoshinoya D &C Ltd shares

Compass Group PLC announces that its Japanese subsidiary Seiyo Food Systems has participated in a buy-back of shares carried out by Yoshinoya D & C Ltd, selling 61,400 of its shares in Yoshinoya. This represents total proceeds to Seiyo of ¥11 billion (approximately £58 million). The company confirms that its shareholding in Yoshinoya has therefore reduced to 72,140 shares, representing 12.7% of the equity of Yoshinoya.

ENDS

Enquiries :

Compass Group PLC Tel: 01932 573000

Sarah Ellis, Director Investor Relations

Brunswick Tel: 0207 404 5959

Timothy Grey
Pamela Small

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:11 26 Aug 2003
Number	0474P

26 August 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 August 2003 it purchased for cancellation 500,000 ordinary shares at a price of 358.71 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Notice of date for update
Released	08:00 29 Aug 2003
Number	1501P

29 August 2003

Compass Group PLC
Notice of date for pre-close trading update

Ahead of announcing preliminary full-year results on 2 December 2003, Compass Group PLC will provide its customary pre-close trading update at 7:00 a.m. on Monday, 29 September 2003.

Ends

Enquiries:
Compass Group PLC
Sarah Ellis, Director Investor Relations
Tel: +44 (0)1932 573 000

Brunswick
Timothy Grey
Pamela Small
Tel : +44 (0)20 7404 5959

Note

Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 375,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:08 29 Aug 2003
Number	2021P

29 August 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 August 2003 it purchased for cancellation 750,000 ordinary shares at a price of 353.365 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:46 1 Sep 2003
Number	2618P

1 September 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 September 2003 it purchased for cancellation 1,000,000 ordinary shares at a price of 354.25 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	18:02 2 Sep 2003
Number	3163P

2 September 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 September 2003 it purchased for cancellation 1,750,000 ordinary shares at a price of 349.89 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:19 3 Sep 2003
Number	3670P

3 September 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 September 2003 it purchased for cancellation 150,000 ordinary shares at a price of 350.00 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:09 4 Sep 2003
Number	4252P

4 September 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 September 2003 it purchased for cancellation 25,000 ordinary shares at a price of 347.00 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:04 5 Sep 2003
Number	4765P

5 September 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 September 2003 it purchased for cancellation 500,000 ordinary shares at a price of 345.80 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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04 JAN 29 AM 7:21

Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:06 8 Sep 2003
Number	5262P

8 September 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 September 2003 it purchased for cancellation 750,000 ordinary shares at a price of 347.26 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:05 9 Sep 2003
Number	5805P

9 September 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 September 2003 it purchased for cancellation 1,300,000 ordinary shares at a price of 339.78 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:18 10 Sep 2003
Number	6323P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10th September 2003 it purchased for cancellation 750,000 ordinary shares at the price of 336.95 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:14 12 Sep 2003
Number	7390P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12th September 2003 it purchased for cancellation 650,000 ordinary shares at the price of 342.48 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:23 25 Sep 2003
Number	2033Q

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25th September 2003 it purchased for cancellation 115,000 ordinary shares at the price of 359.68 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:01 29 Sep 2003
Number	2669Q

Compass Trading Update: Continued Strong Performance Expected

September 29th 2003

Compass Group PLC will issue its Preliminary Results for the year ended 30 September 2003 on 2 December 2003. Prior to its close period, the Company today issues the following scheduled trading update.

Michael J. Bailey, Chief Executive, said:
"At our Preliminary Results announcement in December 2002, we said that despite the challenging global economic environment, Compass Group's unique business model had and would continue to deliver. We are pleased to announce today that we are on course to deliver our stated targets for 2003, with like for like turnover growth of at least 6% and like for like margin improvement of 20 to 30 basis points. We are also on course to deliver a significant improvement in free cash flow, generating around £400m.

2003 has been a challenging year. The effect of weak global economies has been exacerbated by a decline in travel resulting from the war in Iraq and SARS. As the year progressed, the macro economic backdrop continued to deteriorate in continental Europe, as the economies of France and Germany slowed further. The situation in France was further impacted by industrial action over the summer. However, with our geographic and sector diversity, the rapid and effective response of our management teams and our continued focus on client retention, we remain on track to achieve our goals."

Turnover Growth

Full year like for like turnover growth is expected to be around 5% in the UK, 6% in Continental Europe/ROW, 7% in North America and at least 6% for the Group as a whole. We expect our full year contract retention rate to be in line with last year at 95%.

Margin Growth

The Group's like for like margin for the full year is expected to have moved forward by between 20 and 30 basis points. Margin growth within the UK business has benefited from the final tranche of the Granada merger synergies. Outside the UK, we have continued to invest in the infrastructure we need to increase purchasing synergies and labour efficiencies.

Profit Before Tax

Profit before tax for the full year remains in line with management expectations.

Free Cash Flow

Free cash flow for the full year is likely to be around £400m. This would imply growth of at least 15% from continuing activities, before exceptional items.

2003 Acquisition Spend

We expect aggregate spend on new acquisitions in 2003 to be approximately £200m. The only significant acquisition this year was our investment in the majority shareholding in Onama, in January 2003. We are pleased to report that the integration of Onama is progressing well.

Share Buy Back

Further to our previously announced share buy back programme, we have already returned £209m of cash to shareholders.

Outlook

Net growth in each of the divisions continues to be strong, reinforcing the significant growth potential in contract foodservice, particularly in Healthcare and Education, as the trend to outsourcing and further consolidation of the industry continues. Despite uncertainty over the extent and timing of any economic recovery, we enter a new financial year with confidence. Our strong pipeline, together with the visibility we already have on 2004 turnover gives us confidence in achieving our target of at least 6% like for like growth. We have already secured over half of the turnover needed to deliver this. Furthermore, the results of our continuing efforts to increase efficiencies across our business should enable us to deliver like for like margin growth of 20 to 30 basis points in 2004. We also expect to deliver another year of strong free cash flow.

NB: A selection of recent contract gains is included in the attached notes.

Ends

Teleconference

An investors teleconference will start at 8.00am (BST) on Monday 29th September 2003. To participate in the teleconference call dial: +44 (0) 1452 561263, password "Compass Group".

A replay of the call will be available for 5 working days (until 3 October) by dialling +44 (0) 1452 550 000, passcode: 414364#

Enquiries:

Compass Group PLC		
Michael J Bailey	Group Chief Executive	01932 573000
Andrew Lynch	Group Finance Director	01932 573000
Sarah Ellis	Director of Investor Relations	01932 573000
Brunswick Group Ltd		
Timothy Grey		020 7404 5959
Pamela Small		020 7404 5959

Notes

1. Compass Group is the world's largest foodservice company with annual foodservice revenues in excess of £10bn. Compass Group has over 375,000 employees working in more than 90 countries around the world providing foodservice and vending. For more information visit www.compass-group.com

2. **New contracts signed recently include:**

North America

Compass continued to win new contracts at a record pace. Within education, a 5 year contract with Gallaudet University in Washington DC worth US$3.0m in annual turnover, was secured by Bon Appetit, whilst the Kellogg Conference Center at the university was awarded to Flik. The Conference Center, also a 5 year contract, is worth an additional $3.0m per annum.

The Healthcare sector has had significant wins, most notably the signing of Fraser Healthcare in Vancouver, British Columbia, an 8 hospital, 14 outlet retail offering worth $6.0 m in annual turnover. Additionally, the Alta Bates Medical Center in Berkeley, California, a 10 year contract valued at $2.0m per annum and The Children's Hospital, in Oakland, California, a 5 year contract worth $2.0m per annum.

The Business & Industry sector continued to post steady gains including Ebay, a 2 year contract with the San Jose, California-based company worth nearly US$3.5 m per annum.

UK

In the Sports and Leisure division, we have been awarded a 7 year contract for Reading Football Club, at a value of £4.0m in annual turnover, whilst our fine dining business has been awarded a 9 year contract at BALTIC the centre for contemporary art in Gateshead, worth £1.5m in annual turnover.

In Education, we have secured a 10 year contract for De Montfort University at Leicester, worth £1.75m per annum, and a 5 year contract at Nottingham University worth £1.0m per annum.

In Healthcare, we have won a 6 year contract with Southern Derbyshire Acute Hospitals NHS Trust, worth £10.0 million annual turnover, to provide catering and hotel services to Derbyshire Royal Infirmary and Derby City General Hospital.

In Defence, we have been awarded a 10 year contract with the Army Training Estate worth over £11.0m per annum.

Continental Europe and Rest of World

The pipeline across CE/ROW is strong and in our two newest territories, Japan and Italy, we are pleased to announce that we have won a number of valuable contracts including, in Japan, recent wins for staff catering at Nippon Life Insurance company, the Tokyo branches of Hong Kong and Shanghai Bank, Glaxo SmithKline and Sony as well as a number of contracts in the healthcare sector.

In Italy, we have renewed a contract with ENI, for 5 years, which is worth £6.0m in annual revenues and signed a new contract with Banca D'Italia which is worth £5.0m in annual revenues.

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	18:09 29 Sep 2003
Number	3207Q

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29th September 2003 it purchased for cancellation 4,000,000 ordinary shares at the price of 352.68 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	17:35 30 Sep 2003
Number	3833Q

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30th September 2003 it purchased for cancellation 2,300,000 ordinary shares at the price of 348.26 pence per share from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

Jeremy Thompson ABN AMRO Equities (UK) Ltd 020 7678 8000

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Company	Compass Group PLC
TIDM	CPG
Headline	Purchase of Own Securities
Released	16:51 1 Oct 2003
Number	4308Q

1 October 2003

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 October 2003 it purchased for cancellation 1,000,000 ordinary shares at a price of 357.22 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group PLC

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Listing Particulars
Released	08:51 6 Nov 2003
Number	7478R

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:	6 November 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	£2,000,000,000 Euro Medium Term Note Programme Update 2003
ISSUER:	Compass Group PLC
INCORPORATED IN:	England and Wales
LISTING AGENT:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Compass Group PLC Compass House Guildford Street Chertsey Surrey KT16 9BQ	JP Morgan Chase Bank Trinity Tower 9 Thomas More Street London E1W 1YT

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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04 JAN 23 PM 7:21

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Company	Compass Group PLC
TIDM	CPG
Headline	Final Results
Released	07:00 2 Dec 2003
Number	7243S

COMPASS GROUP PLC
PRELIMINARY RESULTS
FOR THE YEAR ENDED 30 SEPTEMBER 2003

2003 was an excellent year for Compass Group despite difficult economic conditions in many countries in which the Group operates. The Group achieved strong like for like turnover and profit growth and another year of significant increase in free cash flow generation. The Group is well placed to continue its organic growth and to deliver improved return on capital employed.

The Group reported turnover of £11,286 million (2002 : £10,617 million), profit before tax of £358 million (2002 : £382 million), basic earnings per share of 8.3 pence (2002 : 10.0 pence) and free cash flow of £415 million (2002 : £368 million).

During the year, the Group disposed of its Little Chef and Travelodge businesses which have accordingly been presented as discontinued activities. Excluding these discontinued activities, goodwill amortisation and exceptional items, the financial highlights from continuing activities are set out below.

- Turnover of £11.2 billion, up 9%; 6% on a like for like basis.
- Total operating profit of £781 million, up 11% with a 30 basis points improvement in like for like margin.
- Profit before tax of £654 million, up 12%.
- Earnings per share up 13% to 20.6 pence; up 15% on an underlying constant currency basis.
- Free cash flow improved to £405 million, up 20%.
- Final dividend of 5.7 pence per share, 8.4 pence per share for the full year, up 18%.
- Return on capital employed increased by 40 basis points.
- Share buy back: £235 million of the £300 million already completed.
- New contract gains of £1.3 billion per annum signed in the year, and contract retention continues to be strong at 95%.
- Already secured 80% of net growth needed to achieve at least 6% like for like turnover growth in 2004.

Sir Francis Mackay – Chairman – said:

"I am delighted with the results for the year which are reflected in the Group's capacity to increase its dividend payout.

The global economic environment has remained challenging this year. Despite this, the geographic and sector diversity of the Group, together with our unique business model and outstanding management team, has and will continue to enable us to deliver value for shareholders. We have firmly established ourselves as the global market leader in an industry where outsourcing continues to grow and where the major international foodservice companies still manage less than 15% of all revenues."

Michael J Bailey – Chief Executive – said:
"These results represent an excellent performance in a difficult year. We have delivered on our targets for 2003 with 6% like for like turnover growth, a 30 basis points improvement in like for like margin and free cash flow up by 20%.

I look forward with confidence to 2004 as the Group continues to focus on organic growth and delivering at least 6% like for like turnover growth, a further 20-30 basis points improvement in like for like margin, strong free cash flow and improving return on capital employed."

Enquiries:
2 December 2003

Compass Group PLC	**020 7404 5959 (thereafter 01932 573000)**
Michael J Bailey	Chief Executive
Andrew Lynch	Finance Director
Sarah Ellis	Director of Investor Relations
Brunswick Group Ltd	**020 7404 5959**
Timothy Grey/Pam Small	

Website
www.compass-group.com

Presentation and teleconference details are in the attached notes.

TRADING REPORT

2003 was a challenging year. As the year progressed the macroeconomic backdrop continued to deteriorate in continental Europe, as the economies of France and Germany slowed further. The situation in France was further impacted by industrial action over the summer. However, with our geographic and sector diversity, the rapid and effective response of our management teams and our continued focus on client retention, we are pleased to report that we have delivered on our goals. Like for like turnover growth for the year was 6% and like for like margin growth was 30 basis points. Free cash flow from continuing activities improved by 20% to £405 million and return on capital employed from continuing activities rose by 40 basis points.

Group Performance

The Group reported turnover of £11,286 million (2002 : £10,617 million), profit before tax of £358 million (2002 : £382 million), basic earnings per share of 8.3 pence (2002 : 10.0 pence) and free cash flow of £415 million (2002 : £368 million).

During the year, the Group disposed of its Little Chef and Travelodge businesses which have accordingly been presented as discontinued activities. Excluding these discontinued activities, goodwill amortisation and exceptional items, the statistics below demonstrate the successful

financial performance in 2003 from continuing activities.

	2003	2002	Increase
Turnover	£11,206m	£10,249m	9%
Total operating profit	£781m	£700m	11%
Profit before tax	£654m	£585m	12%
Basic earnings per share	20.6p	18.3p	13%
Free cash flow	£405m	£337m	20%
Return on capital employed	7.6%	7.2%	40bp

Movements in the profit and loss account translation rates for the Group's principal currencies, against which the Group is economically protected, had a net adverse effect on the presentation of 2003's results. Restating 2002's results at 2003's average translation rates gives an underlying increase in basic earnings per share before goodwill amortisation and exceptional items of 15%.

Turnover and total operating profit from continuing activities increased by 9% and 11% respectively, largely as a result of strong organic growth of 6% and 10% respectively. Movements in translation rates reduced the year on year growth in turnover by 4% and total operating profit by 3%. The initial contribution from 2003's acquisitions and the effect of a full year's benefit from 2002's acquisitions added 7% to turnover and 4% to total operating profit.

Little Chef and Travelodge contributed £7 million to profit before tax in 2003 (2002 : £69 million). Profit before tax from continuing activities for 2003 was £654 million, giving a year on year increase of 12% compared to 2002 on the same basis.

Free cash flow for 2003 includes £23 million absorbed by Little Chef and Travelodge up to their date of disposal (2002 full year generated £48 million) and benefits from an exceptional tax receipt of £33 million (2002 exceptional operating payments of £17 million). Excluding these items, free cash flow from continuing activities for 2003 was £405 million, a 20% increase over 2002 of £337 million.

Return on capital employed on a reported basis decreased from 7.5% to 7.4%. Excluding the dilutive effect of the disposal of Little Chef and Travelodge, return on capital employed increased by 40 basis points to 7.6% as the Group continues to benefit from the organic growth in its businesses which require relatively little capital expenditure.

Brands

The Group's ability to develop and operate highly successful brands gives it a unique competitive advantage, both in securing new contracts with clients, and also in its ability to respond to the needs of an ever more demanding customer base.

The Group has continued to develop its owned brands, which include Au Bon Pain, Upper Crust, Harry Ramsden's, amigo, Taste, Naples 45, Cucina & Co, and also to trade with third party brands including Burger King, Sbarro and Krispy Kreme doughnuts.

Caffé Ritazza, the Group's coffee brand, is one of its most successful owned brands and is now trading in 30 countries. There is a broad range of Ritazza formats from full specification cafés to counter top units. Ritazza has been extremely well received within the travel concessions business, but is also increasingly demanded in the Business and Industry, Healthcare and Education sectors. There are now 3,350 Ritazza units in the Group's estate.

Compass Group has continued the successful roll-out of Marks & Spencer Simply Food in the UK and now operates ten units in railway concourses and one pilot unit at Toddington motorway service area.

Divisional Performance

	2003	2002	Reported increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
United Kingdom (continuing activities)	2,514	2,353	7	7	5
Continental Europe & rest of the world	4,634	3,751	24	18	6
North America	3,562	3,706	(4)	12	7
	10,710	9,810	9	13	6
Fuel	496	439	13	13	6
Total – continuing activities	11,206	10,249	9	13	6
Discontinued activities (UK)	80	368			
Total	11,286	10,617			
Total operating profit (£m)					
United Kingdom (continuing activities)	360	316	14	14	13
Continental Europe & rest of the world	229	191	20	15	7
North America	177	181	(3)	14	10
	766	688	11	14	11
Associates	15	12	25	33	-
Total – continuing activities	781	700	11	14	10
Discontinued activities (UK)	16	105			
Total	797	805			
Operating margin (%)					
United Kingdom (continuing activities)	12.1	11.3	+80bp		+80bp
Continental Europe & rest of the world	4.9	5.1	-20bp		+10bp
North America	5.0	4.9	+10bp		+10bp
Total – continuing activities	6.8	6.7	+10bp		+30bp

Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements and compares the results against 2002. Total operating profit is before goodwill amortisation and exceptional items of £276 million (2002 : £272 million). Fuel turnover comprises £466 million in the UK and £30 million in Continental Europe and the rest of the world (2002 : £439 million and £nil respectively). Operating margin is based on turnover including fuel.

Like for like turnover growth was achieved as a result of new contract gains of 12% offset by contract losses of 5% and changes in throughput of negative 1%. Throughput represents the movement in turnover in the existing estate, influenced by headcount changes, participation rates and average spend per head.

This strong performance was driven by new business across all sectors, with the continued trend to outsourcing in Healthcare and Education delivering a strong boost to this growth. In addition to this, the high level of military activity around the globe this year generated incremental turnover in Defence, Offshore and Remote Site. New contract gains recently awarded are attached (appendix 1) and a summary of 2003's previously announced contract gains and contracts retained is also attached (appendix 2).

In addition to securing strong new business, the Group has remained focused on client retention, which remained strong at 95%. This was achieved as a result of continued investment in client account management.

The current economic weakness across most countries and its consequential effect on employment levels resulted in negative throughput. However, throughput varies by sector with Education and Healthcare much less affected by the economic cycle, achieving positive throughput of 4% and 2% respectively in 2003. Business and Industry had negative throughput of 2% with Vending at negative 3%. In better economic times these latter two sectors would expect to achieve improved throughput performance.

UK

The UK grew its turnover on a like for like basis by 5% comprising Contract and Vending growth of 4% and Concessions growth of 6%. Contract and Vending benefited from excellent performances in the Defence, Offshore and Remote Site sector together with Education where there remains good potential from local authority contracts.

Total operating profit (excluding associates) on continuing activities increased by 13% with the like for like operating margin increasing by 80 basis points. Margins within the UK business continue to benefit from the on-going Granada merger synergies.

Continental Europe & rest of the world

Achieving overall like for like turnover growth of 6% in Continental Europe and the rest of the world was particularly pleasing given the weakness in the French and German economies compounded by strikes in France in the second half of the financial year. The resultant weaker growth rates in France and Germany were offset by very strong growth in Spain and Portugal, together with an excellent performance in the Defence, Offshore and Remote Site sector.

In Contract and Vending, like for like turnover grew by 7%, with Concessions adding 1%. Concessions turnover grew by 4% excluding Japan where the management team terminated loss making contracts during the year. Total operating profit (excluding associates) increased by 7% on a like for like basis.

In Italy, the integration of Onama has progressed well and a steady flow of new contract gains is being seen. Furthermore, Onama strengthened its infrastructure which will enable it to increase the pace of new business wins and extract cost savings.

Japan made significant progress this year, the primary focus being the elimination of loss making retail contracts. The Group is now seeing the first benefits from its investment in the sales and purchasing function. The combination of strong top line growth in contract foodservice together with purchasing synergies will deliver significant improvement in profit and margins.

North America

North America achieved a 7% like for like increase in turnover as a result of strong like for like turnover growth in Education and Healthcare of 12% and 10% respectively, with Business and Industry growing by 8% and Vending flat. Overall, Contract and Vending grew by 8% and Concessions by 7%.

Against a difficult economic backdrop, the very good performance in Business and Industry was achieved by the powerful combination of a highly effective sector focused sales force and a relentless focus on client retention. In addition, the Group is seeing an increasing trend towards international contracts often including vending. Similarly, in Education and Healthcare, the Group

has capitalised on the increasing trend to outsourcing.

The Concessions business also had a very good year, driven by new business wins, particularly in the Sport and Events sector.

Total operating profit (excluding associates) increased by 10% on a like for like basis. The division has invested in replicating the UK purchasing and supply chain model and the benefits of this investment are beginning to accrue.

Associates

Associates contributed £15 million in 2003, principally from the Group's interest in Yoshinoya D&C in Japan. The Group reduced its interest in Yoshinoya D&C from 20.2% at the start of the year to 12.7% on 19 August 2003. This disposal generated proceeds of £57 million.

Profit before taxation

Profit before taxation, goodwill amortisation and exceptional items increased by 1% from £654 million to £661 million. Little Chef and Travelodge contributed £16 million to total operating profit (2002 : £105 million) and interest attributable to these businesses, based on the proceeds received at the Group's average interest rate, was £9 million (2002 : £36 million). Accordingly, these discontinued activities contributed £7 million to profit before tax in 2003 (2002 : £69 million). Adjusting for this, profit before tax on continuing activities increased by 12% from £585 million to £654 million.

Taxation

The overall Group tax charge was £143 million comprising a £169 million charge relating to ordinary activities and a £26 million exceptional credit. The overall tax rate on ordinary activities was 25.6% of profit before goodwill amortisation and exceptional items. A tax reconciliation of the current rate for the year is included in note 4 to the attached financial information. This reconciliation summarises the reasons why the Group's current tax rate of 21%, excluding deferred tax, was below the UK corporate tax rate of 30%. The main reasons were the utilisation of tax losses brought forward, 6%; the tax deductibility of part of the Group's goodwill, 2%; tax credits, 2%; and capital allowances in excess of depreciation, 2%; offset by higher overseas tax rates, 3%.

The exceptional tax credit of £26 million consists of a charge of £7 million arising on the disposal of the Little Chef and Travelodge businesses and a prior year credit of £33 million that relates to the recovery of tax not previously recognised in respect of acquired businesses where the hindsight period for adjustment to goodwill has passed.

Goodwill amortisation and exceptional items

The goodwill amortisation charge for the year was £276 million (2002: £257 million).

The net exceptional item for the year was a loss of £1 million comprising the loss on disposal of Little Chef and Travelodge of £27 million, associated tax of £7 million and an exceptional tax receipt of £33 million.

Earnings per share

Basic earnings per share on a reported basis, after goodwill amortisation and exceptional items, was 8.3 pence (2002: 10.0 pence). Diluted earnings per share was 8.3 pence (2002 : 9.9 pence). Basic earnings per share before goodwill amortisation and exceptional items for the year was 20.8 pence (2002 : 20.5 pence).

Underlying basic earnings per share, adjusting for discontinued activities and currency translation, is up by 15% year on year at 20.6 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		Growth
	2003 £m	2002 £m	2003 pence	2002 pence	
Reported	184	222	8.3	10.0	(17)%
Goodwill amortisation	276	257			
Exceptional items	1	(22)			
Before goodwill amortisation and exceptional items	461	457	20.8	20.5	1%
Discontinued activities	(5)	(48)			
Continuing activities	456	409	20.6	18.3	13%
Currency translation	-	(9)			
Underlying	456	400	20.6	17.9	15%

Discontinued activities have been taxed at the UK rate of 30%. The effect of currency translation is calculated by applying 2003's translation rates to 2002's attributable profit.

Dividends

The recommended final dividend is 5.7 pence per share resulting in a total dividend for the year of 8.4 pence per share, an increase of 18%. This reflects the excellent performance in 2003 and the Group's confidence in its ability to continue to generate strong free cash flow. Dividend cover for 2003 was 2.5 times profit for the financial year before goodwill amortisation and exceptional items.

The Group has also brought forward the timing of its dividend payments such that the final dividend will be paid in March (previously April) and the interim dividend paid in August (previously October).

Acquisitions

The Group's strategic focus during 2003 was on the organic development of its core foodservice and vending businesses complemented by acquisitions either to strengthen the Group's geographic coverage or to reinforce its segmental presence. The Group spent £175 million on new acquisitions in the 2003 financial year (including £87 million acquiring a 60% stake in Onama S.p.A. in Italy) and £45 million purchasing further shares in the Seiyo Foods group. In aggregate, the net assets acquired had a provisional fair value of £17 million, resulting in goodwill of £203 million. Details of the acquisitions are given in note 16 to the attached financial information.

In addition to the purchase price in respect of 2003's acquisitions of £175 million, the businesses acquired had net debt of £40 million in their balance sheets at their respective dates of acquisition. £12 million of the aggregate purchase price is deferred consideration payable in the future.

Disposals

On 4 February 2003, the Group successfully completed the sale of Little Chef and Travelodge for a total consideration of £712 million. Net proceeds are being used to reduce borrowings and fund an on market share buy back programme of £300 million, which began on 4 February 2003. As of 30 September 2003, the Group had purchased 71,366,000 shares for £233 million, of which £211 million was paid in the year.

Pensions

In total, the Group charged £60 million to profit before tax in respect of its pension arrangements, of which £43 million (2002 : £40 million) relates to defined benefit schemes and £17 million (2002 : £10 million) relates to defined contribution schemes. Actuaries to the Group's defined benefit pension arrangements advise the Pension Trustees on the funding rates required by the Group. In total, the Group paid £64 million (2002 : £51 million) during the year to the pension providers in order to enable the pension funds to fulfil their obligations.

Disclosure in accordance with FRS 17 (Retirement Benefits) in respect of defined benefit schemes is provided in note 17 to the attached financial information. This shows that, at 30 September 2003, there was an unprovided pension deficit, net of deferred tax, of £79 million (2002: £50 million). Had the Group adopted FRS 17, the charge to the profit and loss account, before tax, would have been £52 million, net of a one-off curtailment credit of £3 million (2002: £34 million, net of £9 million).

Cash flow

The Group has built on the strong free cash flow performance achieved in 2002 notwithstanding the loss of some £48 million of free cash flow generated by Little Chef and Travelodge. Free cash flow generation for the year increased to £415 million (2002 : £368 million). Adjusting for cash flows in respect of discontinued activities and exceptional items, as set out below, free cash flow from continuing activities for the year increased by 20% from £337 million to £405 million.

Free cash flow	2003 £m	2002 £m	Increase
Reported	415	368	13%
Discontinued activities	23	(48)	
Exceptional items	(33)	17	
Continuing activities	405	337	20%

Working capital from continuing activities absorbed £21 million (2002: £43 million) an improvement of £22 million. Working capital absorbed by Little Chef and Travelodge for the three months prior to their disposal was £17 million (2002 full year generated £15 million).

Payments in respect of provisions for liabilities and charges absorbed £46 million (2002: £61 million), including £13 million on reducing liabilities in respect of insurance, pensions and other post employment benefits and £29 million settling onerous contracts.

Interest payments absorbed a net £151 million compared with £161 million in 2002.

Net tax payments absorbed £78 million (2002 : £42 million) before an exceptional tax receipt of £33 million. The net tax paid in 2003 of £78 million represents 12% of profit before tax, goodwill amortisation and exceptional items and is significantly less than the current tax charge for the year of £169 million. The main reasons for this difference are items allowable for tax but which are not charged to the profit and loss account, the fact that the Group continues to adopt a prudent policy on recognising tax planning benefits and the impact of timing differences in various jurisdictions. The Group anticipates that its current tax payments will increase to approximately 18% of profit before

tax, goodwill amortisation and exceptional items in 2004.

Net capital expenditure absorbed £312 million compared with £330 million in 2002 comprising £299 million on continuing activities and £13 million on discontinued activities. Including £11 million purchased under finance lease contracts, net capital expenditure on continuing activities represents 2.8% of continuing turnover. The Group has stringent controls on capital expenditure which are monitored centrally. There are fixed authority limits at each subsidiary company and internal rate of return criteria which each project must achieve to obtain approval. The majority of the capital expenditure is of a project nature and is therefore discretionary.

Acquisition payments were £296 million, comprising £163 million of consideration paid and £10 million of overdrafts less cash acquired in respect of current year acquisitions (excluding £30 million of loans and finance lease obligations in the companies when acquired), £45 million purchasing further shares in the Seiyo Foods group and £78 million of deferred consideration paid, including £50 million in respect of Crothall in North America. In aggregate, deferred consideration payable at 30 September 2003 amounted to £44 million.

Net proceeds from businesses held for resale generated £30 million in the year relating to the disposal of Forte Hotels in 2001. The sale of subsidiary companies and associated undertakings generated £720 million comprising £663 million on the disposal of Little Chef and Travelodge and £57 million on the reduction of the Group's interest in Yoshinoya D&C.

The payment of dividends absorbed £159 million.

The net cash inflow for the year was £710 million, before the sale of marketable securities for £3 million, £12 million of proceeds on the issue of ordinary shares, paying £211 million for shares repurchased, £30 million of debt acquired with subsidiaries, £11 million of new finance leases and a translation loss on net debt for the year of £79 million, principally as a result of the Euro moving from 1.59 to 1.43 over the year.

Net debt as at 30 September 2003 was £2,308 million (2002 : £2,702 million).

Return on capital employed

The return on continuing activities achieved in 2003, on the average capital employed for 2003, was 7.6% after tax at the Group's effective tax rate of 25.6%, an increase of 40 basis points compared with 2002 calculated on a similar basis. The return is calculated using the Group's total operating profit from continuing activities, excluding goodwill amortisation and exceptional items.

The capital employed in the business as at 30 September 2003 and 2002 is detailed in the table below.

	2003 £m	2002 £m
Net assets	2,579	2,831
Net debt	2,308	2,702
Goodwill written off to reserves	2,132	2,132
Goodwill amortised through the profit and loss account	760	497
Discontinued activities	-	(674)
Capital employed	7,779	7,488

Outlook

The rate of new business wins continues to be strong and 80% of the additional turnover needed in 2004 to deliver at least 6% like for like turnover growth has already been secured. Furthermore, the

pipeline remains very encouraging.

The Group will continue to benefit from its investment to develop the infrastructure needed to extract cost savings from its businesses outside the UK. This, together with margin improvement in our newly acquired businesses, gives the Group confidence that it is on track to deliver a 20-30 basis points improvement in the like for like margin in 2004.

The acquisition of Onama in December 2002 completed the Group's strategy to achieve a market leading position in the major economies around the world. Whilst the Group will continue to make small infill acquisitions, it is clearly focused on driving organic growth. This strategy is expected to continue to deliver substantial free cash flow growth and an increasing return on capital employed.

Michael J Bailey **Chief Executive**	**Sir Francis H Mackay** **Chairman**

NOTES

(a) The results for the year ended 30 September 2003 were approved by the Directors on 2 December 2003 and have been prepared on the basis disclosed in the 2002 Annual Report.

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2003 or 30 September 2002 but is derived from those accounts. The auditors have reported on these accounts; their reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The 2003 accounts will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

(b) The timetable for the proposed final dividend of 5.7p per share is as follows:

Ex dividend date:	18 February 2004
Record date:	20 February 2004
Payment date:	15 March 2004

(c) Presentation and Teleconference

- A presentation to investors and analysts will take place at 9.00am GMT on Tuesday 2nd December 2003 at: The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

  Those not able to attend in person can listen to the live presentation via telephone or internet webcast, starting at 9.00am GMT on Tuesday 2nd December 2003.

  To listen by telephone dial: +44 (0) 1452 561263

  To access the webcast and presentation slides, use the following link:
  http://invite.Mshow.com/signon.asp?Cobrand=100&usertype=0&ShowNum=140506

  Please note that remote participants will not be able to ask questions during the Q&A session.

- A teleconference replay of the presentation will be available for 7 days after the event.

  To listen to the replay dial: +44 (0) 1452 550 000; PIN code 707235#

- A teleconference replay of the presentation and Q&A session for North American-based investors and analysts will take place at 17:15 GMT / 12:15 New York time on Tuesday 2nd December 2003.

To participate in the teleconference dial: +44 (0) 1452 561263

Synchronised slides can be accessed on the internet at:
http://invite.Mshow.com/signon.asp?Cobrand=100&usertype=0&ShowNum=140506

- An interview with Michael J Bailey, Chief Executive, and Andrew Lynch, Finance Director in video/audio and text are available at http://www.compass-group.com and http://www.cantos.com

Enquiries:
2 December 2003

Compass Group PLC	**020 7404 5959 (thereafter 01932 573000)**
Michael J Bailey	Chief Executive
Andrew Lynch	Finance Director
Sarah Ellis	Director of Investor Relations
Brunswick Group Ltd	**020 7404 5959**
Timothy Grey/Pam Small	

Compass Group is the world's largest foodservice company with annual revenues in excess of £11bn. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information, visit www.compass-group.com.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2003

	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2003 £m	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2002 £m
Turnover							
Continuing operations		10,926	-	10,926	10,249	-	10,249
Acquisitions		280	-	280	-	-	-
		11,206	-	11,206	10,249	-	10,249
Discontinued activities		80	-	80	368	-	368
Total turnover	1	11,286	-	11,286	10,617		10,617
Operating costs		(10,504)	(276)	(10,780)	(9,824)	(272)	(10,096)
Operating profit							
Continuing operations		758	(269)	489	688	(272)	416
Acquisitions		8	(7)	1	-	-	-
		766	(276)	490	688	(272)	416
Discontinued activities		16	-	16	105	-	105
		782	(276)	506	793	(272)	521
Share of profits of associated undertakings							
Continuing operations	1	15	-	15	12	-	12
Total operating profit: Group and share of associated undertakings	1	797	(276)	521	805	(272)	533

Loss on disposal of businesses – discontinued activities	2	-	(27)	(27)	-	-	-
Interest receivable and similar income		**16**	-	**16**	18	-	18
Interest payable and similar charges	3	**(152)**	-	**(152)**	(169)	-	(169)
Net interest		**(136)**	-	**(136)**	(151)	-	(151)
Profit on ordinary activities before taxation		**661**	**(303)**	**358**	654	(272)	382
Tax on profit on ordinary activities	4	**(169)**	**26**	**(143)**	(175)	37	(138)
Profit on ordinary activities after taxation		**492**	**(277)**	**215**	479	(235)	244
Equity minority interests		**(31)**	-	**(31)**	(22)	-	(22)
Profit for the financial year		**461**	**(277)**	**184**	457	(235)	222
Equity dividends	5	**(183)**	-	**(183)**	(159)	-	(159)
Profit for the year retained	15	**278**	**(277)**	**1**	298	(235)	63
Basic earnings per ordinary share	6			**8.3p**			10.0p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	**20.8p**			20.5p		
Diluted earnings per ordinary share	6			**8.3p**			9.9p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	**20.7p**			20.3p		

CONSOLIDATED BALANCE SHEET
As at 30 September 2003

	Notes	2003 £m	2002 £m
Fixed assets			
Intangible assets	7	**4,436**	4,522
Tangible assets	8	**1,734**	2,369
Investments	9	**73**	101
		6,243	6,992
Current assets			
Stocks		**229**	196
Debtors: amounts falling due within one year	10	**1,530**	1,258
amounts falling due after more than one year	10	**309**	293
Businesses held for resale	11	**-**	35
Investments		**-**	3
Cash at bank and in hand		**303**	406
		2,371	2,191
Creditors: amounts falling due within one year	12	**(3,093)**	(3,870)
Net current liabilities		**(722)**	(1,679)

	Note	2003	2002
Total assets less current liabilities		**5,521**	5,313
Creditors: amounts falling due after more than one year	13	**(2,457)**	(1,954)
Provisions for liabilities and charges	14	**(429)**	(431)
Equity minority interests		**(56)**	(97)
Net assets		**2,579**	2,831
Capital and reserves			
Called up share capital		**217**	223
Shares to be issued		**-**	5
Share premium account	15	**84**	68
Capital redemption reserve	15	**7**	-
Merger reserve	15	**4,170**	4,170
Profit and loss account	15	**(1,899)**	(1,635)
Total equity shareholders' funds		**2,579**	2,831

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2003

	2003			2002
	£m	£m	£m	£m
Net cash inflow from operating activities before exceptional items (note I)		933		925
Exceptional reorganisation costs		-		(17)
Net cash inflow after exceptional items		933		908
Dividends from associated undertakings		5		2
Returns on investments and servicing of finance				
Interest received	15		17	
Interest paid	(163)		(175)	
Interest element of finance lease rental payments	(3)		(3)	
Dividends paid to minority interests	(15)		(10)	
Net cash outflow from returns on investments and servicing of finance		(166)		(171)
Taxation				
Tax received	41		31	
Tax paid	(86)		(73)	
Net tax paid		(45)		(42)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(376)		(384)	
Sale of tangible fixed assets	64		54	
Sale of own shares, net	-		1	
Total capital expenditure and financial investment		(312)		(329)
Free cash flow		415		368
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies	(296)		(406)	
Net proceeds from businesses held for resale	30		22	
Sale of minority interest	-		7	
Sale of subsidiary companies and associated undertakings	720		31	
Total acquisitions and disposals		454		(346)
Equity dividends paid		(159)		(126)
Net cash inflow/(outflow) from investing activities		295		(472)

Net cash inflow/(outflow) before financing		**710**		(104)
Management of liquid resources: Sale of marketable securities		**3**		62
Financing				
Issue of ordinary share capital	**12**		5	
Repurchase of share capital	**(211)**		-	
Debt due within one year:				
Decrease in bank loans and loan notes	**(218)**		(505)	
Debt due after one year:				
(Decrease)/increase in bank loans and loan notes	**(464)**		289	
Capital element of finance lease rentals	**(16)**		(14)	
Net cash outflow from financing		**(897)**		(225)
Decrease in cash in the year		**(184)**		(267)
Reconciliation of net cash flow to movement in net debt (note II)				
Decrease in cash in the year		**(184)**		(267)
Cash outflow from change in debt and lease finance		**698**		230
Change in net debt resulting from cash flows		**514**		(37)
Changes in finance leases and loans acquired with subsidiaries		**(41)**		(281)
Effect of foreign exchange rate changes		**(79)**		6
Movement in net debt in the year		**394**		(312)
Opening net debt		**(2,702)**		(2,390)
Closing net debt		**(2,308)**		(2,702)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2003

I Reconciliation of operating profit to net cash inflow from operating activities:

	2003 £m	2002 £m
Operating profit before goodwill amortisation and exceptional items	**797**	805
Depreciation	**243**	230
EBITDA	**1,040**	1,035
Profit on disposal of fixed assets and businesses	**(8)**	(9)
Share of profits of associated undertakings	**(15)**	(12)
Expenditure in respect of provisions for liabilities and charges	**(46)**	(61)
Increase in stocks	**(33)**	(4)
Increase in debtors	**(64)**	(98)
Increase in creditors	**59**	74
Net cash inflow from operating activities before exceptional items	**933**	925

II Analysis of net debt:

	1 October 2002 £m	Cash flow £m	**Exchange movements £m**	**Acquisitions (excluding cash and overdrafts) £m**	**Other** non-cash changes £m	30 September 2003 £m

Cash at bank and in hand	**406**	**(118)**	**15**	**-**	**-**	**303**
Overdrafts	**(29)**	**(66)**	**(3)**	**-**	**-**	**(98)**
	377	**(184)**	**12**	**-**	**-**	**205**
Debt due within one year	**(1,217)**	**218**	**-**	**(18)**	**906**	**(111)**
Debt due after one year	**(1,804)**	**464**	**(90)**	**-**	**(906)**	**(2,336)**
Finance leases	**(58)**	**16**	**(1)**	**(12)**	**(11)**	**(66)**
	(3,079)	**698**	**(91)**	**(30)**	**(11)**	**(2,513)**

Full Text Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:47 2 Dec 2003
Number	7850S

2 December 2003

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 2 December 2003 it purchased for cancellation 1,375,000 ordinary shares at a price of 352.26p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	15:35 3 Dec 2003
Number	8258S

RNS Number:8258S
Compass Group PLC
3 December 2003

Letter to RNS

Compass Group PLC wishes to notify the following change in Directors' interests in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Compass Group Share Option Plan (the "Option Plan")

The following Director of Compass Group PLC (the "Company") was today granted for nil consideration options under the terms of the Company's Option Plan over Shares set out below.

Name	Exercise Price	Number of Options Granted	Normal Exercise Period (from/to)	Total Number of Options Held Following Grant
Sir Francis H Mackay	356p	500,000	3 December 2006- 2 December 2013	2,201,245

From Ronald M Morley
Secretary

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:54 3 Dec 2003
Number	8426S

3 December 2003

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 3 December 2003 it purchased for cancellation 1,750,000 ordinary shares at a price of 358.87p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. Pricing Supplement
Released	14:05 5 Dec 2003
Number	9343S

Pricing Supplement

Issuer:	Compass Group Plc
Series Number	2
Description:	€150,000,000
Currency/ Principal Amount:	Euro
Issue Price:	106.859 per cent
Specified Denominations:	€1,000, €10,000, €100,000
Issue Date:	20 November 2003
Maturity Date:	29 May 2009
ISIN:	XS0148363814

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

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04 JAN 23 7:21

Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. Pricing Supplement
Released	14:08 5 Dec 2003
Number	9345S

Pricing Supplement

Issuer:	Compass Group Plc
Series Number	1
Description:	£125,000,000
Currency/ Principal Amount:	Sterling
Issue Price:	102.48 per cent
Specified Denominations:	£1,000, £10,000, £100,000
Issue Date:	20 November 2003
Maturity Date:	29 May 2012
ISIN:	XS0148362501

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:17 8 Dec 2003
Number	0117T

8 December 2003

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 8 December 2003 it purchased for cancellation 100,000 ordinary shares at a price of 362.9025p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:34 9 Dec 2003
Number	0656T

9 December 2003

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 9 December 2003 it purchased for cancellation 1,000,000 ordinary shares at a price of 359.5287p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:01 10 Dec 2003
Number	1159T

10 December 2003

Compass Group plc

Purchase of own shares for cancellation

Compass Group plc announces that on 10 December 2003 it purchased for cancellation 1,100,000 ordinary shares at a price of 356.3864p per share through Merrill Lynch International.

Enquiries:

Justin Besley

Compass Group plc

01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Royal Philips Electronics
Released	07:00 17 Dec 2003
Number	3471T

Royal Philips Electronics and Compass Group PLC extend Global Foodservice Partnership for a further 10 years

17 December 2003

Compass Group is pleased to announce that Royal Philips Electronics is extending its Global Foodservice Agreement with Compass Group for a period of 10 years.

The initial contract was awarded in 1998. At the time it was the first ever global agreement signed in the foodservice market. Compass Group now serves over 88,000 Philips employees at staff restaurants, conference and meeting facilities, convenience shops and executive dining and vending worldwide.

Michael J. Bailey, Chief Executive, Compass Group said: "We are very pleased to continue our relationship with Philips. Our extensive geographic coverage and focus on global account management, coupled with our ability to offer high quality foodservice, strong brands and vending, is becoming increasingly relevant as to why we win and retain international business".

Since signing the first global agreement with Philips in 1998, Compass Group has won a significant number of international contracts with clients such as IBM, Microsoft, American Express, ChevronTexaco and Schlumberger.

Enquiries:

Compass Group PLC **+44 (0) 1932 573000**
Sarah Ellis
Director Investor Relations

Brunswick Group Ltd **+44 (0) 20 7404 5959**
Timothy Grey/Pam Small

Note to Editors

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world.

For more information, visit www.compass-group.com

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	15:41 17 Dec 2003
Number	3843T

RNS Number:3843T
Compass Group PLC
17 December 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

ANDREW PATRICK LYNCH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ANDREW PATRICK LYNCH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF EXECUTIVE SHARE OPTIONS AT OPTION PRICE OF £1.8090 AND DISPOSAL OF ALL OF THE RESULTING SHARES

7) Number of shares/amount of stock acquired

183,500

8) Percentage of issued Class

0.0085%

9) Number of shares/amount
of stock disposed

183,500

10) Percentage of issued Class

0.0085%

11) Class of security

ORDINARY SHARES OF 10 PENCE EACH

12) Price per share

£3.6475

13) Date of transaction

17 DECEMBER 2003

14) Date company informed

17 DECEMBER 2003

15) Total holding following this notification

745,735

16) Total percentage holding of issued class following this notification

0.0344%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

RONALD MORLEY TEL 01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 17 DECEMBER 2003

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	17:36 22 Dec 2003
Number	5774T

RNS Number:5774T
Compass Group PLC
22 December 2003

Compass Group PLC wishes to notify the following changes in Directors' interests in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

1. Long Term Incentive Plan Awards

Under the Compass Group PLC Long Term Incentive Plan, participants may become entitled to Shares if the Company satisfies a stringent performance target.

The main performance conditions relate to the total shareholder return ("TSR") of Compass Group PLC over a three year period, compared to that of the companies in the FT-SE 100 index. Awards only vest if the Company's performance is at the median and are released on a sliding scale between median and top quartile performance. A further earnings per share performance condition must also be achieved.

On 19 December 2003, awards were made under the Long Term Incentive Plan to the executive directors set out below. The number of Shares referred to is the maximum available if the performance conditions for the period, which commenced on 1 October 2003 and ends on 30 September 2006, are satisfied in full.

NAME	SHARES UNDER CONDITIONAL AWARD
Michael J Bailey	201,009
Alain Dupuis	91,859
Clive Grundy	91,859
Andrew Lynch	110,231
Francis H Mackay	108,069

2. Annual Discretionary Bonus satisfied partly in Shares

The following directors, on 19 December 2003, acquired an interest in Shares in connection with their annual discretionary bonus for the financial year ended 30 September 2003.

NAME	NUMBER OF SHARES	PERCENTAGE OF ISSUED SHARE CAPITAL
Michael J Bailey	163,905	0.0076%
Alain Dupuis	43,227	0.002%
Clive Grundy	43,228	0.002%
Andrew Lynch	52,414	0.0024%

In the case of Mr Bailey, the interest has been acquired and is held by a company in which Mr Bailey will have a controlling interest.

In the case of Messrs Lynch and Grundy, the interest has been acquired and is held by family trusts in which they have a beneficial interest.

Following this acquisition, they are interested in Shares as shown below:

NAME	NUMBER OF SHARES	PERCENTAGE OF ISSUED SHARE CAPITAL
Michael J Bailey	2,607,231	0.12%
Alain Dupuis	982,512	0.045%
Clive Grundy	633,375	0.03%
Andrew Lynch	798,149	0.037%

END

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82-5161

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Company	Compass Group PLC
TIDM	CPG
Headline	Annual Report and Accounts
Released	10:49 6 Jan 2004
Number	8859T

RNS Number:8859T
Compass Group PLC
6 January 2004

Compass Group PLC - Annual Report 2003

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

END

82-5161

04 JAN 29 AM 7:21

INFORMATION MEMORANDUM

COMPASS
GROUP

COMPASS GROUP PLC

(incorporated with limited liability in England and Wales under registered number 4083914)

£2,000,000,000
Euro Medium Term Note Programme

Under this £2,000,000,000 Euro Medium Term Note Programme (the "***Programme***"), Compass Group PLC (the "***Issuer***") may from time to time issue notes (the "***Notes***") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed £2,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "*Summary of the Programme*" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "***Dealer***" and together the "***Dealers***"), which appointment may be for a specific issue or on an ongoing basis. References in this Information Memorandum to the "***relevant Dealer***" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "***UK Listing Authority***") for Notes issued under the Programme during the period of 12 months from the date of this Information Memorandum to be admitted to the official list of the UK Listing Authority (the "***Official List***") and to the London Stock Exchange plc (the "***London Stock Exchange***") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "*Terms and Conditions of the Notes*") of Notes will be set out in a pricing supplement (the "***Pricing Supplement***") which, with respect to Notes to be admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes.

The Issuer may agree with any Dealer that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List and to be traded on the London Stock Exchange) supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Citigroup

Dealers

ABN AMRO
Banc of America Securities Limited
Barclays Capital
Citigroup
HSBC
The Royal Bank of Scotland

The date of this Information Memorandum is 5th November, 2003

The Issuer accepts responsibility for the information contained in this Information Memorandum. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this Information Memorandum, which comprises the listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000, as amended (the "*Listing Particulars*") in relation to Notes admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities and issued during the period of 12 months from the date of this Information Memorandum, has been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List) will be available from FT Business Research Centre, operated by FT Electronic Publishing at Fitzroy House, 13-15 Epworth Street, London EC2A 4DL, and from the specified office set out below of each of the Paying Agents (as defined below). Any reference in this Information Memorandum to Listing Particulars means this Information Memorandum excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this Information Memorandum are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the Listing Rules of the UK Listing Authority. The Issuer believes that none of the information incorporated in this Information Memorandum by reference conflicts in any material respect with the information included in the Listing Particulars.

This Information Memorandum is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "*Documents Incorporated by Reference*"). This Information Memorandum shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Information Memorandum but not part of the Listing Particulars.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Issuer in connection with the Programme. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Information Memorandum or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer or the Trustee to give any information or to make any representation not contained in or not consistent with this Information Memorandum or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, any of the Dealers or the Trustee.

Neither this Information Memorandum nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, any of the Dealers or the Trustee that any recipient of this Information Memorandum or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Information Memorandum nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer, any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Information Memorandum nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, *inter alia*, the documents incorporated by reference into this Information Memorandum (including the most recently published audited consolidated annual financial statements and, if published later, the most recently published unaudited interim consolidated financial statements (if any) of the Issuer) when deciding whether or not to purchase any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "*Securities Act*") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "*Subscription and Sale*").

Neither this Information Memorandum nor any Pricing Supplement constitutes or may be used for or in connection with an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Information Memorandum and the offer or sale of Notes may be restricted by law in certain jurisdictions. None of the Issuer, the Dealers and the Trustee represents that this Information Memorandum may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee (save for the approval of this Information Memorandum as listing particulars by the UK Listing Authority and delivery of a copy of this Information Memorandum to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Information Memorandum or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Information Memorandum and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Information Memorandum and the offer or sale of Notes in the United States, the United Kingdom and Japan (see "*Subscription and Sale*").

All references in this document to "*U.S. dollars*", "*U.S.$*" and "*$*" refer to United States dollars, to "*Sterling*" and "*£*" refer to pounds sterling and to "*euro*" and "*€*" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated in, and to form part of, this Information Memorandum (provided, however, that such incorporated documents do not form a part of the Listing Particulars):

(a) the most recently published audited consolidated annual financial statements and, if published later, the most recently published unaudited interim consolidated financial statements of the Issuer (see "*General Information*" for a description of the financial statements currently published by the Issuer); and

(b) all supplements or amendments to this Information Memorandum circulated by the Issuer from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Information Memorandum (but not the Listing Particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Memorandum.

The Issuer will provide, without charge, to each person to whom a copy of this Information Memorandum has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer at its office set out at the end of this Information Memorandum. In addition, such documents will be available from the principal office in England of JPMorgan Chase Bank for Notes admitted to the Official List.

The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "*Subscription and Sale*") to comply with sections 81 and 83 of the Financial Services and Markets Act 2000.

If the terms of the Programme are modified or amended in a manner which would make this Information Memorandum, as so modified or amended, inaccurate or misleading, a new information memorandum will be prepared.

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Information Memorandum and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" *and* "Terms and Conditions of the Notes" *shall have the same meanings in this summary.*

Issuer:	Compass Group PLC
Description:	Euro Medium Term Note Programme
Arranger:	Citigroup Global Markets Limited
Dealers:	ABN AMRO Bank N.V. Banc of America Securities Limited Barclays Bank PLC Citigroup Global Markets Limited HSBC Bank plc The Royal Bank of Scotland plc and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "*Subscription and Sale*") including the following restrictions applicable at the date of this Information Memorandum. **Swiss Francs** Issues of Notes denominated in Swiss francs or carrying a Swiss franc-related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8th November, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2nd December, 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the "***Swiss Dealer***"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes. **Notes having a maturity of less than one year** Notes having a maturity of less than one year will constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent (see "***Subscription and Sale***").
Issuing and Principal Paying Agent:	JPMorgan Chase Bank
Trustee:	Citicorp Trustee Company Limited
Programme Size:	Up to £2,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) outstanding at any time. The

Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution: Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Currencies: Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer.

Redenomination: The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro.

Maturities: Such maturities as may be agreed between the Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.

Issue Price: Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.

Form of Notes: The Notes will be issued in bearer form as described in "*Form of the Notes*".

Fixed Rate Notes: Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the Issuer and the relevant Dealer.

The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes: Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both.

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.

Zero Coupon Notes: Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption:	The applicable Pricing Supplement will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving the relevant period of notice specified in the Terms and Conditions (or such other notice period as is specified in the applicable Pricing Supplement) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer. The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement. Notes having a maturity of less than one year are subject to restrictions on their denomination and distribution (see "*Certain Restrictions – Notes having a maturity of less than one year*").
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency (see "*Certain Restrictions – Notes having a maturity of less than one year*").
Taxation:	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by any Tax Jurisdiction, subject as provided in Condition 7. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 7, be required to pay additional amounts to cover the amounts so deducted.
Negative Pledge:	The terms of the Notes will contain a negative pledge provision as further described in Condition 3.
Cross Default:	The terms of the Notes will contain a cross default provision as further described in Condition 9.
Status of the Notes:	The Notes and any relevant Receipts and Coupons will constitute direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured (subject as aforesaid) obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.
Listing:	Application has been made for Notes issued under the Programme to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer in relation to each Series. Unlisted Notes may also be issued. The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of the Notes in the United States, the United Kingdom and Japan and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes (see "*Subscription and Sale*").

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global note (a "***Temporary Global Note***") or, if so specified in the applicable Pricing Supplement, a permanent global note (a "***Permanent Global Note***") which, in either case, will be delivered on or prior to the original issue date of the Tranche to a common depositary (the "***Common Depositary***") for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("***Euroclear***") and Clearstream Banking, société anonyme ("***Clearstream, Luxembourg***"). Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the "***Exchange Date***") which is 40 days after a Temporary Global Note is issued, interests in such Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note of the same Series or (ii) for definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

The applicable Pricing Supplement will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, "***Exchange Event***" means that (i) an Event of Default (as defined in Condition 9) has occurred and is continuing, (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no alternative clearing system satisfactory to the Trustee is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Notes represented by the Permanent Global Note in definitive form and a certificate to such effect signed by two Directors of the Issuer is given to the Trustee. The Issuer will promptly give notice to Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

> "ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "*Terms and Conditions of the Notes*"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the Issuer, the Agent and the Trustee.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

FORM OF PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

[*Date*]

Compass Group PLC

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the £2,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 5th November, 2003. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date:*

Terms used herein shall be deemed to be defined as such for the purpose of the Conditions (the "***Conditions***") set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated 5th November, 2003, save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

[If the Notes have a maturity of less than one year, the minimum denomination must be £100,000 or its equivalent in any other currency.]

1.		Issuer:	Compass Group PLC
2.	(i)	Series Number:	[ ]
	(ii)	Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3.		Specified Currency or Currencies:	[ ]
4.		Aggregate Nominal Amount:	
	(i)	Series:	[ ]
	(ii)	Tranche:	[ ]
5.	(i)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	(ii)	Net proceeds: (*Required only for listed issues*)	[ ]
6.		Specified Denominations:	[ ] [ ]
7.	(i)	Issue Date:	[ ]
	(ii)	Interest Commencement Date:	[ ]
8.		Maturity Date:	[*Fixed rate – specify date/Floating rate* – Interest Payment Date falling in or nearest to [*specify month*]]

9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	Senior
14.	Listing:	[London/*specify other*/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] (*If payable other than annually, consider amending Condition 4*)
	(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] (*NB: This will need to be amended in the case of long or short coupons*)
	(iii) Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ISMA) or *specify other*]
	(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration* *NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA)*]
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]

17.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
	(iii) Additional Business Centre(s):	[ ]
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
	(vi) Screen Rate Determination:	
	– Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement*)
	– Interest Determination Date(s):	[ ] (*Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
	– Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
	(vii) ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
	(viii) Margin(s):	[+/-] [ ] per cent. per annum
	(ix) Minimum Rate of Interest:	[ ] per cent. per annum
	(x) Maximum Rate of Interest:	[ ] per cent. per annum
	(xi) Day Count Fraction:	[Actual/365] [Actual/365 (Fixed)] [Actual/365 (Sterling)] [Actual/360] [30/360] [30E/360] [*Other*] (*See Condition 4 for alternatives*)

	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	**Zero Coupon Note Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
	(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6(e)(iii) and 6(j) apply/*specify other*] (*Consider applicable Day Count Fraction if not U.S. dollar denominated*)
19.	**Index Linked Note Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Index/Formula:	[*give or annex details*]
	(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv)	Interest Period(s):	[ ]
	(v)	Specified Interest Payment Dates:	[ ]
	(vi)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
	(vii)	Additional Business Centre(s):	[ ]
	(viii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(ix)	Maximum Rate of Interest:	[ ] per cent. per annum
	(x)	Day Count Fraction:	[ ]
20.	**Dual Currency Interest Note Provisions**		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Maximum Redemption Amount:	[ ]
	(iv) Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different from those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
22.	Investor Put:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
	(iii) Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different from those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
23.	Final Redemption Amount of each Note:	[[ ] per Note of [ ] Specified Denomination/*specify other*/see Appendix]
24.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(e)):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date]

		[Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] (*Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate*)
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details. NB: a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	[Not Applicable/*give details*]
	(ii) Instalment Date(s):	[Not Applicable/*give details*]
30.	Redenomination applicable:	Redenomination [not] applicable (*if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Pricing Supplement*)
31.	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
33.	If non-syndicated, name of relevant Dealer:	[ ]
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

36.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
37.	Delivery:	Delivery [against/free of] payment
38.	Additional Paying Agent(s) (if any):	[ ]

ISIN:	[ ]
Common Code:	[ ]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the £2,000,000,000 Euro Medium Term Note Programme of Compass Group PLC.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 4, 5, 6 (except Condition 6(b)), 10, 11, 12, 13 (insofar as such Notes are not listed or admitted to trade on any stock exchange) or 16, they will not necessitate the preparation of supplementary Listing Particulars. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, supplementary Listing Particulars will be prepared, if appropriate.

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement (as defined below) in relation to any Tranche (as defined below) of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" *for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.*

This Note is one of a Series (as defined below) of Notes issued by Compass Group PLC (the "***Issuer***") constituted by a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "***Trust Deed***") dated 3rd May, 2002 made between the Issuer and Citicorp Trustee Company Limited (the "***Trustee***", which expression shall include any successor as Trustee).

References herein to the "***Notes***" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "***Global Note***"), units of the lowest Specified Denomination (as defined in the applicable Pricing Supplement) in the Specified Currency (as defined in the applicable Pricing Supplement);

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the "***Agency Agreement***") dated 3rd May, 2002 and made between the Issuer, the Trustee, JPMorgan Chase Bank as issuing and principal paying agent and agent bank (the "***Agent***", which expression shall include any successor as Agent) and the other paying agents named therein (together with the Agent, the "***Paying Agents***", which expression shall include any additional or successor paying agents).

Interest bearing definitive Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons ("***Coupons***") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("***Talons***") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("***Receipts***") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions (the "***Conditions***") and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the Conditions, replace or modify the Conditions for the purposes of this Note. References to the "***applicable Pricing Supplement***" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the "***Noteholders***", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "***Receiptholders***") and the holders of the Coupons (the "***Couponholders***", which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

As used herein, "***Tranche***" means Notes which are identical in all respects (including as to listing) and "***Series***" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the principal office for the time being of the Trustee being at 5th November, 2003 at Citigroup Centre, 14th Floor, 25 Canada Square, Canary Wharf, London E14 5LB and at the specified office of

each of the Paying Agents. Copies of the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Paying Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the relevant Paying Agent as to its holding of such Notes and as to its identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are applicable to them. The statements in the Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed.

Words and expressions defined in the Trust Deed, the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in the Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in the Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, any Paying Agent and the Trustee will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("***Euroclear***") and/or Clearstream Banking, société anonyme ("***Clearstream, Luxembourg***"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, any Paying Agent and the Trustee as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, any Paying Agent and the Trustee as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "***Noteholder***" and "***holder of Notes***" and related expressions shall be construed accordingly. In determining whether a particular person is entitled to a particular nominal amount of Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the Issuer, the Agent and the Trustee.

2. STATUS OF THE NOTES

The Notes and any relevant Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured (subject as aforesaid) obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

3. NEGATIVE PLEDGE

(a) So long as any of the Notes remains outstanding (as defined in the Trust Deed), the Issuer shall not, and shall procure that no Material Subsidiary (as defined in Condition 9) shall, create or permit to subsist any mortgage, charge, pledge, encumbrance or lien (other than a lien arising by operation of law) upon the whole or any part of its property, assets or revenues, present or future, to secure (i) payment of any Relevant Indebtedness (as defined below) or (ii) any payment under any guarantee or indemnity granted by the Issuer or any Material Subsidiary in respect of any Relevant Indebtedness without in any such case at the same time according to the Notes, the Coupons and all amounts payable under the Trust Deed (unless they have already been so accorded) to the satisfaction of the Trustee the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity or such other security as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

(b) For the purposes of this Condition 3, "***Relevant Indebtedness***" means any indebtedness which (i) is in the form of or represented by bonds, notes, loan stock, depositary receipts or other securities issued otherwise than to constitute or represent advances made by banks and/or other lending institutions; (ii) at its date of issue is, or is intended by the issuer thereof to become, quoted, listed, traded or dealt in on any stock exchange, over-the-counter market or other securities market; and (iii) is in a currency other than pounds sterling or in connection with its distribution is, or is intended to be, offered or distributed directly or indirectly by or with the authorisation of the issuer thereof as to over 20 per cent. outside the United Kingdom.

4. INTEREST

(a) *Interest on Fixed Rate Notes*

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

As used in the Conditions, "***Fixed Interest Period***" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"***Day Count Fraction***" means, in respect of the calculation of an amount of interest in accordance with this Condition 4(a):

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "***Accrual Period***") is equal to or shorter than the Determination Period during which the

Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In the Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, one cent.

(b) *Interest on Floating Rate Notes and Index Linked Interest Notes*

(i) *Interest Payment Dates*

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "***Interest Payment Date***") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in the Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 4(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment

Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In the Conditions, "***Business Day***" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "***TARGET System***") is open.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) *ISDA Determination for Floating Rate Notes*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), "***ISDA Rate***" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "***ISDA Definitions***") and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("***LIBOR***") or on the Euro-zone inter-bank offered rate ("***EURIBOR***"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), "***Floating Rate***", "***Calculation Agent***", "***Floating Rate Option***", "***Designated Maturity***" and "***Reset Date***" have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) *Minimum Rate of Interest and/or Maximum Rate of Interest*

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) *Determination of Rate of Interest and calculation of Interest Amounts*

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "***Interest Amount***") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"***Day Count Fraction***" means, in respect of the calculation of an amount of interest in accordance with this Condition 4(b):

(A) if "Actual/365" or "Actual/Actual" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(C) if "Actual/365 (Sterling)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(D) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(E) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(F) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) *Notification of Rate of Interest and Interest Amounts*

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "***London Business Day***" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets settle payments and are open for general business in London.

(vi) *Determination or Calculation by Trustee*

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee

shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) *Certificates to be final*

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4(b), whether by the Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) *Interest on Dual Currency Interest Notes*

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Pricing Supplement.

(d) *Interest on Partly Paid Notes*

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) *Accrual of interest*

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5. PAYMENTS

(a) *Method of payment*

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(b) *Presentation of definitive Notes, Receipts and Coupons*

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above

against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "***Long Maturity Note***" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

(c) *Payments in respect of Global Notes*

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) *General provisions applicable to payments*

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition 5, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(e) *Payment Day*

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "***Payment Day***" means any day which (subject to Condition 8) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) *Interpretation of principal and interest*

Any reference in the Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertaking or covenant given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6(e)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in the Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertaking or covenant given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. REDEMPTION AND PURCHASE

(a) *Redemption at maturity*

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b) *Redemption for tax reasons*

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note, an Index Linked Interest Note nor a Dual Currency Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and the Agent and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of such notice that:

(i) on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 as a result of any change in, or amendment to, the laws or regulations of a Tax Jurisdiction (as defined in Condition 7) or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment and the Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 6(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) *Redemption at the option of the Issuer (Issuer Call)*

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and to the Agent,

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("***Redeemed Notes***") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection

being hereinafter called the "***Selection Date***"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes or represented by a Global Note shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding or Notes outstanding represented by such Global Note bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first-mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a Global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) *Redemption at the option of the Noteholders (Investor Put)*

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole (but not in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

To exercise the right provided in this Condition 6(d) to require redemption of this Note the holder of this Note must, if this Note is in definitive form and held outside Euroclear and Clearstream, Luxembourg, deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "***Put Notice***") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition 6(d) accompanied by, if this Note is in definitive form, this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control. If this Note is represented by a Global Note or is in definitive form and held through Euroclear or Clearstream, Luxembourg, to exercise the right provided in this Condition 6(d) to require redemption of this Note the holder of this Note must, within the notice period, give notice to the Agent of such exercise in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by Euroclear or Clearstream, Luxembourg or any common depositary for them to the Agent by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg from time to time and, if this Note is represented by a Global Note, at the same time present or procure the presentation of the relevant Global Note to the Agent for notation accordingly.

(e) *Early Redemption Amounts*

For the purpose of paragraph (b) above and Condition 9, each Note will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the "***Amortised Face Amount***") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^y$

where:

"***RP***" means the Reference Price;

"***AY***" means the Accrual Yield expressed as a decimal; and

"***y***" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(f) *Instalments*

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) *Partly Paid Notes*

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h) *Purchases*

The Issuer or any Subsidiary of the Issuer may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) *Cancellation*

All Notes which are redeemed pursuant to paragraphs (a), (b), (c) or (d) above will be cancelled or held for subsequent cancellation (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) *Late payment on Zero Coupon Notes*

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Note has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

7. TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of any Tax Jurisdiction (as defined below) unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon; or

(b) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 5(e)); or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(d) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein:

(i) "***Tax Jurisdiction***" means the United Kingdom or any political subdivision or any authority thereof or therein having power to tax; and

(ii) "***Relevant Date***" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Trustee or the Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8. PRESCRIPTION

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5(b) or any Talon which would be void pursuant to Condition 5(b).

9. EVENTS OF DEFAULT

(a) *Events of Default*

The Trustee at its absolute discretion may, and if so requested in writing by the holders of not less than one-fifth in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), give written notice to the Issuer that the Notes are, and they shall accordingly forthwith become, immediately due and repayable at their Early Redemption Amount together with accrued interest (as provided in the Trust Deed) (if applicable) if any of the following events (each an "***Event of Default***") shall occur:

(i) if default is made in the payment of any principal or interest due on the Notes or any of them on the due date and such default continues for a period of seven London Business Days (as defined in Condition 4(b)(v)); or

(ii) if the Issuer fails to perform or observe any of its other obligations under the Notes or the Trust Deed and in any such case (except where such failure is, in the opinion of the Trustee, incapable of remedy in which case no notice requiring remedy will be required) such failure continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

(iii) if any indebtedness for borrowed moneys (as defined in the Trust Deed) of the Issuer or any Material Subsidiary (as defined below) becomes due and repayable prematurely by reason of default howsoever described in relation thereto or the Issuer or any Material Subsidiary fails to make any payment in respect thereof when due or within any applicable grace period or if any guarantee or indemnity given by the Issuer or any Material Subsidiary in respect of

any indebtedness for borrowed moneys is not honoured when due and called upon or if the security for any such first-mentioned indebtedness for borrowed moneys or any such guarantee or indemnity becomes enforceable and steps are taken to enforce the same, provided that no event described in this Condition 9(a)(iii) shall constitute an Event of Default if the indebtedness for borrowed moneys or other relative liability when aggregated with other indebtedness for borrowed moneys and/or other liabilities relative to all (if any) other such events which have occurred and have not been satisfied is less than £10,000,000 or, if greater, an amount equal to 1.5 (one and one half) per cent. of Adjusted Shareholders' Funds (or, in either case, its equivalent in any other currency or currencies at the date that the same become due and repayable, such failure to pay occurs, such guarantee or indemnity is not honoured or such security becomes enforceable, as the case may be); or

(iv) if an order is made or an effective resolution passed for winding up or an administration order is made in relation to the Issuer or any Material Subsidiary (except in the case of a Material Subsidiary, a winding up for the purpose of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders, or a members' voluntary winding up in connection with the transfer of all or the major part of the business, undertaking and assets of such Material Subsidiary to the Issuer or another Material Subsidiary or any Subsidiary of the Issuer which thereby becomes a Material Subsidiary); or

(v) if the Issuer or any Material Subsidiary stops or threatens to stop payment generally or ceases or threatens to cease to carry on its business or substantially the whole of its business (except (a) a cessation or threatened cessation for the purpose of a reconstruction or amalgamation, the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders, or (b) in connection with the transfer of all or the major part of the business, undertaking and assets of any Material Subsidiary either to the Issuer or another Material Subsidiary or any Subsidiary of the Issuer which thereby becomes a Material Subsidiary, or (c) by reason of a Permitted Disposal); or

(vi) if an encumbrancer takes possession or an administrative or other receiver is appointed of the whole or any material part of the undertaking or assets of the Issuer or any Material Subsidiary or if a distress, execution or any similar proceeding is levied or enforced upon or sued out against a material part of the undertaking or assets of any Material Subsidiary and is not discharged within 28 days or such longer period as the Trustee may agree; or

(vii) if the Issuer or any Material Subsidiary is deemed unable to pay its debts within the meaning of Section 123(1)(b), (c) or (d) of the Insolvency Act 1986, or the Issuer or any Material Subsidiary becomes unable to pay its debts as they fall due or the Issuer or any Material Subsidiary otherwise becomes insolvent, or the Issuer or any Material Subsidiary enters into a general assignment or an arrangement or composition with or for the benefit of its creditors generally or suspends making payments (whether of principal, premium (if any) or interest) with respect to all or any class of its debts or announces an intention to do so; or

(viii) if any kind of composition, scheme of arrangement, compromise or other similar arrangement involving the Issuer or any Material Subsidiary and the creditors of any of them generally (or any of such creditors) is entered into or made (except a composition, scheme of arrangement, compromise or other similar arrangement for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders); or

(ix) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs,

PROVIDED, in the case of any Event of Default other than those described in paragraphs (i) and (in the case of a winding up or dissolution of the Issuer) (iv) above, the Trustee shall have certified that the Event of Default is, in its opinion, materially prejudicial to the interests of the Noteholders.

(b) *Enforcement*

The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and

the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes and any relevant Receipts or Coupons unless (i) it shall have been so directed by an Extraordinary Resolution or so requested in writing by the holders of at least one-fifth in nominal amount of the Notes then outstanding and (ii) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

(c) *Definitions*

For the purposes of these Conditions:

(i) "***Adjusted Shareholders' Funds***" means, at any time, the aggregate of (A) the amount paid up or credited as paid up on the share capital of the Issuer and (B) the aggregate amount standing to the credit of the consolidated capital and revenue reserves of the Issuer, including any share premium account reserve, merger reserve, capital redemption reserve and any credit balance on the profit and loss account reserve, all (save as provided in the following sentence) as shown in the then latest published audited consolidated accounts of the Issuer. In calculating the credit balance (if any) on the profit and loss account reserve, there shall first be added back the amount in respect of goodwill which, in the consolidated balance sheet of the Issuer as at 30th September, 2001, had been written off directly against such reserve;

(ii) "***Group***" means the Issuer and its Subsidiaries from time to time;

(iii) "***Material Subsidiary***" means at any time (A) any Subsidiary of the Issuer whose turnover or whose gross assets represent 10 per cent. or more of the consolidated turnover or, as the case may be, consolidated gross assets of the Group determined by reference to the latest published audited accounts of such Subsidiary and the latest published audited consolidated accounts of the Issuer and (B) in the case of such a transfer as is referred to in sub-paragraphs (a)(iv) and (a)(v) of this Condition 9, each transferee which is a Subsidiary of the Issuer, as from the effective date of such transfer (provided that the Subsidiary which so transfers its business, undertaking or assets shall (unless it would still qualify as a Material Subsidiary under (A) above) cease to be a Material Subsidiary from such effective date) but not (unless such transferee Subsidiary would otherwise be a Material Subsidiary by virtue of (A) above) beyond the date of the publication by the Issuer of the audited accounts in respect of the financial year beginning after that in which the effective date of such transfer occurs, all as more particularly defined in the Trust Deed. A report by two Directors of the Issuer that, in their opinion, a Subsidiary is or is not a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties;

(iv) "***Permitted Disposal***" means any sale, lease, transfer or other disposal by the Issuer or any Material Subsidiary, by one or more transactions or a series of transactions (whether related or not), of the whole or any part of the business, undertaking or assets of the Issuer or such Material Subsidiary, or any interest therein or the entry into by the Issuer or any Material Subsidiary of any contract so to sell, lease, transfer or otherwise dispose, subject to such sale, lease, transfer or other disposal or series of transactions (whether related or not):

(1) being at no less than the book value thereof or, if lower, the market value thereof (whether or not for cash consideration) or otherwise on arm's length terms; or

(2) being previously approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders; and

(v) "***Subsidiary***" means a subsidiary within the meaning of section 736 of the Companies Act 1985.

10. REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. PAYING AGENTS

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant listing authority; and

(c) if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 is brought into force, it will ensure that it maintains a Paying Agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5(d). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and, in certain limited circumstances specified therein, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor paying agent.

12. EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. NOTICES

All notices regarding the Notes will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* in London. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules of any stock exchange or other relevant authority on which the Notes are for the time being listed or by which they have been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as provided above is not practicable, notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee shall approve.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or are admitted to listing by another relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange and/or other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER, AUTHORISATION, DETERMINATION AND SUBSTITUTION

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer if required in writing by Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons or the Trust Deed (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of the Notes, the Receipts, the Coupons or the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or potential Event of Default shall not be treated as such, where, in any such case, it is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders so to do or may agree, without any such consent as aforesaid, to any modification which is of a formal, minor or technical nature or to correct a manifest or proven error. Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless otherwise agreed by the Trustee, any such modification shall be notified to the Noteholders by the Issuer in accordance with Condition 13 as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking or covenant given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

The Trustee may, without the consent of the Noteholders, agree with the Issuer, to the substitution in place of the Issuer (or of any previous substitute under this Condition 14) as the principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed of a Subsidiary of the Issuer, subject to (a) the Notes being unconditionally and irrevocably guaranteed by the Issuer, (b) the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced by the substitution and (c) certain other conditions set out in the Trust Deed being complied with.

15. INDEMNIFICATION OF THE TRUSTEE AND TRUSTEE CONTRACTING WITH THE ISSUER

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (i) to enter into business transactions with the Issuer and/or any of its Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or any of its Subsidiaries, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, the Receiptholders or the Couponholders and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

16. FURTHER ISSUES

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening single meetings of the Noteholders and the holders of the notes of other series in certain circumstances where the Trustee so decides.

17. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

18. GOVERNING LAW

The Trust Deed, the Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer in order to refinance indebtedness and for the Group's general corporate purposes.

CAPITALISATION OF THE ISSUER

The following table sets out the unaudited capital and reserves and indebtedness of the Issuer and its consolidated subsidiaries as at 31st March, 2003

	Notes	£m
Capital and Reserves		
Called up share capital	*1, 2, 3*	222
Share premium account	*2*	80
Capital redemption reserve	*3*	2
Merger reserve		4,170
Profit and loss account		(1,727)
Total Equity Shareholders' Funds	*2*	2,747
Indebtedness		
Debt due within one year		752
Debt due after one year		1,808
Finance leases		59
Total Indebtedness	*3, 5, 6, 7, 9*	2,619

Notes:

(1) 2,219,618,842 ordinary and fully paid up shares with a nominal value of 10p each (rounded to the nearest £1,000,000).

(2) Since 31st March, 2003, the Issuer has issued 1,951,559 ordinary and fully paid up shares with a nominal value of 10p each. All 1,951,559 such ordinary shares have been issued in respect of the crystallisation of share based incentives (LTIPs) and in the exercise of share options resulting in an increase in "Share premium account" of £4 million (rounded to the nearest £1,000,000). Following such issues and the cancellations referred to in note 3 below, as at 31st October, 2003, the Issuer's issued share capital comprised 2,168,705,401 ordinary and fully paid up shares with a nominal value of 10p each. There has been no material change to the Issuer's issued share capital since 31st October, 2003.

(3) On 5th February, 2003, the Issuer commenced a programme to purchase its own shares on-market. 19,501,000 ordinary shares with a nominal value of 10p each had been repurchased at 31st March, 2003, for an aggregate cost of £54,985,269, of which £44,891,181.50 had been paid at that date. Of the shares repurchased, all had been cancelled at 31st March, 2003. Between the close of business on 31st March, 2003 and 31st October, 2003 52,865,000 ordinary shares with a nominal value of 10p each were repurchased for an aggregate cost of £180,082,821.49, all of which had been paid by 31st October, 2003 and indebtedness has increased accordingly. Of the shares repurchased between the close of business on 31st March, 2003 and 31st October, 2003, all had been cancelled at 31st October, 2003 resulting in an increase in "Capital redemption reserve" of £5 million (rounded to the nearest £1,000,000).

(4) As at the date of this document, the Issuer's authorised share capital comprises 3,000,010,000 ordinary shares with a nominal value of 10p each and 49,998 redeemable preference shares with a nominal value of £1 each.

(5) As at 31st March, 2003, the Group had contingent liabilities in respect of performance bonds and guarantees of indemnities and overdrafts of subsidiary and associated undertakings of approximately £175 million but otherwise had no material contingent liabilities or material liabilities in respect of guarantees. As at 31st March, 2003, other than in respect of such performance bonds, indemnities and overdrafts, there were no material guarantees between any member of the Group and any third party. As at 31st March, 2003, the Group had no material secured indebtedness.

(6) Since 31st March, 2003 indebtedness has increased by approximately £110 million in respect of businesses acquired (of which approximately £70 million was deferred consideration in respect of acquisitions made prior to 31st March, 2003) and decreased by approximately £58 million in respect of the disposal of investments.

(7) Since 31st March, 2003 the Issuer has paid approximately £171 million cash in dividends to shareholders and indebtedness has increased accordingly.

(8) Save as disclosed above, there has been no material change in the consolidated capital and reserves, indebtedness or contingent liabilities and guarantees of the Issuer and its consolidated subsidiaries (on a consolidated basis) since 31st March, 2003.

(9) As at 31st March, 2003 the Group had cash at bank and in hand of £281 million.

DESCRIPTION OF THE ISSUER

Compass Group PLC

Introduction

Compass Group PLC (the "*Issuer*") was incorporated and registered in England and Wales on 29th September, 2000, initially under the name of Compass Demerger Limited prior to changing its name to Compass Group PLC and re-registering as a public limited company under the Companies Act 1985 (the "***Companies Act***") on 30th November, 2000. The Issuer was listed on the London Stock Exchange on 2nd February, 2001.

The Issuer's registered number is 4083914. The principal legislation under which the Issuer operates is the Companies Act and the regulations made under the Companies Act. The Issuer's registered head office is at Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ, United Kingdom.

History and background of the Issuer

The Compass Group business was initially formed following a management buyout of the contract services division of Grand Metropolitan in 1987, with the then Compass Group PLC ("***Former Compass Group***") listing on the London Stock Exchange in December 1988. This company became a member of the FTSE100 in 1998.

On 27th July, 2000, Former Compass Group and Granada Group PLC ("***Granada***") merged to create Granada Compass plc (the "***Merger***"). Following the Merger, in February 2001 the hospitality and media businesses of Granada Compass plc were separated by means of a demerger (the "***Demerger***").

The Demerger created two groups with separate listings on the London Stock Exchange:

- Granada Compass (renamed Granada plc) – a major independent media group; and
- Compass Group - one of the world's leading hospitality groups.

After the Demerger, the Issuer owned the Forte Hotel Group, previously part of Granada, with its brands *Le Méridien, Posthouse, Heritage Hotels,* and four *London Signature* properties. Following a number of approaches from parties expressing an interest in acquiring all or part of the Forte Hotel Group, the hotels business was sold to separate purchasers during the period of December 2000 to July 2001 raising for the Group approximately £3 billion net of tax and costs. These hotel disposals did not include the *Travelodge* budget hotel chain, the disposal of which the Issuer completed in February 2003 along with that of its *Little Chef* restaurants for the total consideration of £712 million.

Foodservice market position

The total global foodservice market, which includes contract foodservice, concessions and vending, is estimated to represent revenues in excess of £250 billion. Of this total, contract foodservice is estimated to represent approximately £170 billion, of which approximately 30 per cent. is estimated to be outsourced. "Foodservice" is the term used to refer to the provision of food and related services to third parties in locations where the primary reason for the visit is not usually the purchase of food and drink. "Contract foodservice" comprises the key sectors of business and industry (employees at their place of work), education (feeding students and teachers), healthcare (customers include patients, visitors and staff at hospitals and residential nursing homes) and defence, offshore and remote site locations. "Concessions" comprises the sectors of travel, sports events and leisure (where customers are the public in travel-related sites such as airports and railway stations or at sporting and leisure facilities).

The main driver of growth in the contract foodservice market is the increased trend towards outsourcing, supplemented by the greater levels of spend per head and penetration.

The Issuer believes that it is well-placed to benefit from the growth opportunities available in its foodservice market. With its international presence, it is one of only two companies in this sector able to offer foodservices to multinational groups in all major markets and, as a result of its size, it benefits from economies of scale in purchasing and other areas.

Group overview and strategy

The Issuer is a world leading foodservice company with strong positions in growth markets globally. The business operates in over 90 countries, employing over 390,000 people worldwide.

The key elements of the Issuer's business strategy are as follows:

Focus on foodservice and vending – Compass Group was created following a management buyout of a division of Grand Metropolitan in 1987 and has built its world leading position through focus on foodservice and vending;

Market segmentation – The Group's market segmentation strategy enables it to focus on the specific requirements of different types of clients and customers. Accordingly, its operations cover the following sectors: business and industry, education, healthcare, defence, offshore and remote sites, motorway and roadside services, travel, sports and events and vending. The Issuer believes that this focus differentiates the Group from its competitors and promotes growth. The Issuer also believes that the ability to provide a focused foodservice offer for each sector, bundled together with vending, is a unique advantage for the Group. The Group also offers other "bundled" services where required, predominantly in the healthcare, defence, offshore and remote site segments;

Foodservice branding – The Issuer has a portfolio of high quality foodservice brands, the majority of which it owns. Owned brands include *Upper Crust*, *Harry Ramsden's* and *Caffè Ritazza*. It also franchises brands such as *TGI Friday*, *Burger King* and *Krispy Kreme*. It has used its concession business, which operates in high traffic areas such as railway stations and airports, to introduce and develop its own brands. Name recognition and customer loyalty develop rapidly where potential customers are constantly seeing branded products as they commute through such high traffic areas. The selective introduction of foodservice brands has been a key influence in raising levels of penetration and spend per head at existing locations, improving contract retention and supporting new business generation; and

International development and multinational account capability – The Group's presence in over 90 countries provides a strong platform for future growth. The Issuer believes that it is one of only two truly global foodservice companies in the world. Its reputation and proven track record, combined with its ability to offer a full range of national and multinational foodservice and vending to large clients, provide it with a further key competitive advantage. Its aim is to achieve a top three position in each of the market sectors and geographies that it targets.

The Group's operating businesses include *Restaurant Associates*, *Roux*, *Flik*, *Patina*, *Leith's*, *Eurest*, *ESS*, *Select Service Partner*, *Selecta*, *Canteen*, *Moto*, *Scolarest*, *Chartwells*, *Crothall*, *Morrison* and *Medirest*.

Achievement of the Issuer's strategy will support the Group's target of continuing increases in return on invested capital. The Issuer intends to maintain an efficient balance sheet structure as it continues to deliver its strategic objectives. As part of this process, the Group will continue to monitor opportunities for acquisitions, divestments and the optimisation of its balance sheet.

Opportunities for future growth

The Issuer believes that there are significant opportunities for it to continue to leverage its extensive international platform to drive future growth as Compass Group has successfully done over the past decade.

Strong and growing markets – The total global foodservice market, which includes contract foodservice, concessions and vending, is estimated to represent revenues in excess of £250 billion. This market is highly fragmented with relatively low contractor penetration and, despite being the largest operator, the Issuer's sales represent less than 4 per cent. of the total. Contract foodservice represents revenues of approximately £170 billion globally, of which only approximately 30 per cent. is estimated to be outsourced. The Issuer expects the outsourced market to continue to grow over the medium term in line with historical growth rates. The main driver of growth is the increased trend towards outsourcing, as organisations in government and industry continue to review their cost bases and recognise the benefits outsourcing can bring.

The size of the market and low contractor penetration highlight the considerable scope for individual operators to continue to grow both organically and through consolidation of the market.

The Issuer has made in-fill acquisitions in recent years in existing geographic areas of operation, including *Bon Appetit* and *Morrison* in the US, *Onama* in Italy and *Selecta* in Europe providing additional revenue, and sector and geographic presence, whilst leveraging the benefits of the existing infrastructure. The Issuer also intends to continue to target international expansion to access new territories, through selective acquisitions such as that of *Seiyo Food Systems* in Japan.

Globalisation – The Issuer believes that those companies which are able to offer global coverage and provide the cost-efficiencies and best practice derived from large scale operations will be the best

positioned to win multinational contracts. The Issuer operates in over 90 countries, which provides a strong platform from which to serve its clients, such as Philips, IBM, Unisys, Volkswagen and ChevronTexaco, who wish to place multinational foodservice contracts.

Segmentation – The Issuer has been careful to segment the markets that it serves, recognising the varying needs of clients and customers in different businesses and geographies. It believes that this sector focus enables it to provide relevant service tailored to the specific needs of the different sectors, such as those in healthcare who will have differing requirements from those in education. Similarly, the logistical skills and expertise required to service a remote site such as a mining camp will differ from those needed to serve lunches to office employees. The use of sector focused teams enables the Issuer to benefit from the opportunities in the higher growth sectors of healthcare, education and defence and to establish a strong presence in the business and industry and travel sectors.

Foodservice branding – The Issuer has a portfolio of high quality foodservice brands, the majority of which it owns. Owned brands include *Upper Crust*, *Harry Ramsden's* and *Caffè Ritazza*. It also franchises brands such as *TGI Friday*, *Burger King* and *Krispy Kreme*. The Issuer has used its concession business, which operates in high traffic areas such as railway stations and airports, to introduce and develop its own brands. Name recognition and customer loyalty develop rapidly where potential customers are constantly seeing branded products as they commute through such high traffic areas. The Group's development of owned brands using this strategy has delivered considerable success in the contract foodservice business as well as the concession business. Brands developed in the concession business can also be used elsewhere in the Group's business and the Group's foodservice contracts generally contain rights for the Group to introduce its own brands into these offerings where appropriate. Brand loyalty in turn contributes to customer and contract retention.

Economies of scale – As the Issuer grows in size, it will seek to continue its work to reduce costs, in particular its purchasing costs.

Transfer of best practice – The Issuer's businesses operate in fundamentally the same manner in each of its geographic areas of operation. As a result, there is a significant opportunity to transfer best practice throughout the Group's operations.

Share buy back programme

In December 2002, the Group announced that up to £300 million of the proceeds from the *Little Chef* and *Travelodge* disposal would be used to fund an on-market share buy back programme. The programme began on 5th February, 2003 and as at 31st October, 2003 the Issuer had repurchased 72,366,000 shares for an aggregate cost of £235,068,090.49.

The Board

The Directors of the Issuer and their respective functions are:

Director	Function	Principal activities performed outside the Group
Sir Francis Henry Mackay	Chairman	Non-Executive Chairman of Kingfisher PLC
Michael John Bailey	Chief Executive	–
Andrew Patrick Lynch	Financial Director	Non-Executive Director of Dixons Group PLC
Clive William Patrick Grundy	Human Resources Director	–
Alain Francois Dupuis	Executive Director	–
Peter Edward Blackburn Cawdron	Deputy Chairman and Senior Non-Executive Director	Non-Executive Director of The Capita Group plc, Christian Salvesen plc, Express Dairies plc, Johnston Press plc, ARM Holdings plc, Capital Radio plc, Girls' Education Company Limited, Pi Capital Ventures Limited, Punch Taverns PLC, Venture Capital Report Limited, Ragged Bears Limited and Wycombe Abbey Services Limited

Director	Function	Principal activities performed outside the Group
Peter Hugh Blackburn CBE	Non-Executive Director	Chairman of Northern Foods plc, Chief Executive of The Food and Drink Federation and Non-Executive Director of SIG plc
Denis Patrick Cassidy	Non-Executive Director	Non-Executive Director of Forever Broadcasting plc and Springwell Investments Limited
Valerie Frances Gooding CBE	Non-Executive Director	Chief Executive of BUPA and Non-Executive Director of BAA plc
Sven Alexander Kado	Non-Executive Director	Chairman of Marsh & McLennan Holdings GmbH

The business address of each of the Directors is Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ.

Subsidiaries

The following table shows the principal subsidiary and associated undertakings of the Issuer (being those which are considered by the Issuer to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits of the Group). All companies are wholly owned unless otherwise indicated.

Name	Registered Office	Principal activity
Hospitality Holdings Limited	Compass House Guildford Street Chertsey Surrey KT16 9BQ	Intermediate holding company for the Former Compass Group foodservice business and all of the Granada hospitality businesses
Compass Group Holdings PLC	Compass House Guildford Street Chertsey Surrey KT16 9BQ	Management services and intermediate holding company for the Former Compass Group
Compass Group, UK and Ireland Limited	Parklands Court 24 Parklands Birmingham Great Park Rubery Birmingham West Midlands B45 9PZ	Holding company for the provision of foodservice in the UK
Compass Holdings, Inc.	2400 Yorkmont Road Charlotte, NC 28217, USA	Holding company for the provision of foodservice in the USA
Compass Group Nederland Holdings B.V.	Laarderhoogtweg 11 1101 DZ Amsterdam Zuidoost The Netherlands	Holding company for the provision of foodservice in The Netherlands
Compass Group Deutschland GmbH	Philipp-Helfmann-Str. 18 65760 Eschborn, Germany	Holding company for the provision of foodservice in Germany
Compass Group Holdings Spain S.L.	Calle Cala Nova No. 15 - Son Cladera 07009 Palma de Mallorca, Spain	Holding company for the provision of foodservice in Spain
Compass Group Norge A/S	Loukketangen 1 OB N-1300 Sandvika, Norway	Holding company for the provision of foodservice in Norway
Compass Group France SAS	189/193 Boulevard Malesherbes, 75838 Paris CEDEX 17, France	Holding company for the provision of foodservice in France

Name	Registered Office	Principal activity
Moto Hospitality Limited	Parklands Court 24 Parklands Birmingham Great Park Rubery Birmingham West Midlands B45 9PZ	Trading company for the UK motorway service area business
Compass Contract Services (U.K.) Ltd	Parklands Court 24 Parklands Birmingham Great Park Rubery Birmingham West Midlands B45 9PZ	Trading company for the provision of foodservice in the UK
Compass Group Holding (Japan) KK	Ark Mori Building 1-12-32 Akasaka Minato-ku, Tokyo 107-6018 Japan	Holding company for the provision of foodservice in Japan
Compass Group International B.V.	Laarderhoogtweg 11 1101 DZ Amsterdam Zuidoost The Netherlands	Intermediate holding and financing company for the Group's operations in Continental Europe and the rest of the world
Selecta Group A.G.	Bahnhofstrasse 22 6300 Zug Switzerland	Holding company for the provision of vending foodservice in Continental Europe

All interests are in the ordinary share capital. All companies operate principally in their country of incorporation.

SUMMARY FINANCIAL INFORMATION IN RESPECT OF THE ISSUER

The financial information relating to the Issuer set out below does not constitute statutory accounts within the meaning of section 240 of the Companies Act but has been extracted without material adjustment from the published full consolidated accounts of Compass Group PLC for the financial year ended 30th September, 2002 and from the published unaudited consolidated interim financial statements of Compass Group PLC for the six months ending 31st March, 2003. Deloitte & Touche has reported under section 235 of the Act in respect of the statutory consolidated accounts for the financial year ending 30th September, 2002; their report was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act. Copies of these accounts have been delivered to the Registrar of Companies in England and Wales.

On 4th February, 2003, the Issuer completed the sale of its *Little Chef* and *Travelodge* businesses. In accordance with Financial Reporting Standard 3, "Reporting Financial Performance", the profit and loss account for the half year ended 31st March, 2003 separates the turnover and operating profit attributable to these discontinued operations and comparative figures for the year ended 30th September, 2002 have been similarly restated. The financial information for the year ended 30th September, 2001, extracted from the published audited consolidated accounts for that year, is not required to be, and has not been, restated to show separately the results of the discontinued operations.

Consolidated Profit and Loss Account

	Half year ended 31st March, 2003			Year ended 30th September, 2002			Year ended 30th September, 2001		
	Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items	Total	Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items	Total	Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover									
Continuing activities	5,354	–	5,354	10,249	–	10,249	8,716	–	8,716
Acquisitions	96	–	96	–	–	–	–	–	–
	5,450	–	**5,450**	**10,249**	–	**10,249**	**8,716**	–	**8,716**
Discontinued activities	80	–	80	368	–	368	–	–	–
	5,530	–	**5,530**	**10,617**	–	**10,617**	**8,716**	–	**8,716**
Operating costs	(5,196)	(130)	(5,326)	(9,824)	(272)	(10,096)	(8,047)	(327)	(8,374)
Operating profit									
Continuing activities	315	(129)	186	688	(272)	416	669	(327)	342
Acquisitions	3	(1)	2	–	–	–	–	–	–
	318	**(130)**	**188**	**688**	**(272)**	**416**	**669**	**(327)**	**342**
Discontinued activities	16	–	16	105	–	105	–	–	–
	334	**(130)**	**204**	**793**	**(272)**	**521**	**669**	**(327)**	**342**
Share of operating profits of associated undertakings									
Continuing activities	9	–	9	12	–	12	7	(2)	5
Total operating profit: Group and share of associated undertakings	**343**	**(130)**	**213**	**805**	**(272)**	**533**	**676**	**(329)**	**347**
Loss on disposal of business	–	(27)	(27)	–	–	–	–	–	–
	343	**(157)**	**186**	**805**	**(272)**	**533**	**676**	**(329)**	**347**
Net interest	(74)	–	(74)	(151)	–	(151)	(93)	–	(93)
Profit on ordinary activities before taxation	**269**	**(157)**	**112**	**654**	**(272)**	**382**	**583**	**(329)**	**254**
Tax on profit on ordinary activities	(70)	26	(44)	(175)	37	(138)	(127)	35	(92)
Profit on ordinary activities after taxation	**199**	**(131)**	**68**	**479**	**(235)**	**244**	**456**	**(294)**	**162**
Equity minority interests	(12)	–	(12)	(22)	–	(22)	(16)	–	(16)
Profit for the financial period	**187**	**(131)**	**56**	**457**	**(235)**	**222**	**440**	**(294)**	**146**
Equity dividends	(60)	–	(60)	(159)	–	(159)	(126)	–	(126)
Profit/(loss) for the period retained	**127**	**(131)**	**(4)**	**298**	**(235)**	**63**	**314**	**(294)**	**20**

Consolidated Balance Sheet

	31st March, 2003 £m	30th September, 2002 £m	30th September, 2001 £m
Fixed assets			
Intangible assets	4,568	4,522	4,200
Tangible assets	1,684	2,369	2,081
Investments	114	101	27
	6,366	**6,992**	**6,308**
Current assets			
Stocks	217	196	181
Debtors: amounts falling due within one year	1,574	1,258	1,178
amounts falling due after more than one year	358	293	285
Businesses held for resale	–	35	75
Investments	–	3	12
Cash at bank and in hand	281	406	692
	2,430	2,191	2,423
Creditors: amounts falling due within one year	(3,585)	(3,870)	(2,838)
Net current liabilities	**(1,155)**	**(1,679)**	**(415)**
Total asset less current liabilities	5,211	5,313	5,893
Creditors: amounts falling due after more than one year	(1,942)	(1,954)	(2,699)
Provisions for liabilities and charges	(453)	(431)	(377)
Equity minority interests	(69)	(97)	(35)
Net assets	**2,747**	**2,831**	**2,782**
Capital and reserves			
Called up share capital	222	223	222
Shares to be issued	–	5	32
Share premium account	80	68	11
Capital redemption reserve	2	–	–
Merger reserve	4,170	4,170	4,170
Profit and loss account	(1,727)	(1,635)	(1,635)
Total equity shareholders' funds	**2,747**	**2,831**	**2,782**

The comments below, which are of a general nature, are based on the Issuer's understanding of current United Kingdom law and practice relating to the taxation of the Notes and deal primarily with the United Kingdom withholding tax treatment of payments of principal and interest in respect of the Notes. They relate only to the position of persons who are absolute beneficial owners of the Notes. Any prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who are in doubt as to their tax position should consult their own professional advisers.

Interest on the Notes

1. *Payment of Interest on the Notes*

United Kingdom withholding tax (including such withholding or deduction for or on account of tax by issuers, paying agents and collecting agents) was abolished in relation to interest payments made (or, in the case of collecting agents, received) on or after 1st April, 2001 in respect of securities listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Tax Act 1988 (the "*Act*"). The London Stock Exchange is such a recognised exchange. Under current Inland Revenue practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the UK Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that the Notes are and remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

If Notes have a maturity date less than one year from their Issue Date (and are not issued pursuant to any arrangement the effect of which is to render such Note part of a borrowing for a total term of one year or more), interest on such Notes may be paid without withholding or deduction on account of United Kingdom income tax.

Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom for United Kingdom tax purposes and the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that the beneficial owner is not within the charge to United Kingdom corporation tax in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

In other cases, an amount must generally be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. The Inland Revenue also has power to obtain information from any person in the United Kingdom who pays amounts payable on the redemption of Notes, which are relevant discounted securities for the purposes of the Finance Act 1996, to, or receives such amounts for the benefit of, an individual. Such information may include the name and address of the beneficial owner of the amount payable on redemption. Information so obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

Interest on the Notes constitutes United Kingdom source income for tax purposes and, as such, may be subject to income tax by direct assessment event where paid without withholding.

However, interest with a United Kingdom source received without deduction or withholding on account of United Kingdom tax will not be chargeable to United Kingdom tax in the hands of a Noteholder (other than certain trustees) who is not resident for tax purposes in the United Kingdom unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency (or, in the case of corporate Noteholders, permanent establishment) in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some

brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such Noteholders.

The references to "interest" above means "interest" as understood in United Kingdom tax law. The statements above do not take account of any different definitions of "interest" or "principal" which may prevail under any other law or which may be created by the terms and conditions of the Notes or any related documentation.

2. *Proposed EU Savings Directive*

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1st January, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

3. *Taxation of Discount and Premium*

Notes may be issued at an issue price of less than 100 per cent. of their nominal amount. Any payments in respect of the accrued discount on any such Notes will not be subject to any United Kingdom withholding or deduction for or on account of United Kingdom income tax as long as they do not constitute payments in respect of interest. However, amounts paid to or received on behalf of an individual on the redemption of such Notes will be subject to information reporting requirements as outlined above.

Where Notes are issued with a redemption premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest. Payments of interest are subject to United Kingdom withholding tax, and in respect of Noteholders who are individuals, information reporting requirements as outlined above.

4. *Disposal (including Redemption)*

Noteholders which are companies within the charge to United Kingdom corporation tax may be subject to United Kingdom corporation tax on their holding, disposal or redemption of Notes. The nature of the tax charge will depend on the terms of the Note in question and the particular circumstances of the relevant Noteholder. In particular, Noteholders within the charge to United Kingdom corporation tax should have regard, among other matters, to the provisions of the "loan relationship" legislation contained in the Finance Act 1996 (including as regards foreign exchange gains and losses) and the chargeable gains legislation.

Noteholders who are individuals and who are resident or ordinarily resident in the United Kingdom or who carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable may be subject to United Kingdom income or capital gains tax on their holding, disposal or redemption of Notes. The nature of the tax charge will depend on the terms of the Note in question and the particular circumstances of the relevant Noteholder. In particular such Noteholders should have regard to, among other matters, the chargeable gains legislation, the "accrued income scheme" and the "relevant discounted securities" legislation.

SUBSCRIPTION AND SALE

The Dealers have, in a programme agreement dated 3rd May, 2002 as supplemented by the first supplemental programme agreement dated 5th November, 2003 (such programme agreement as modified and/or restated from time to time being the "***Programme Agreement***") agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "*Form of the Notes*" and "*Terms and Conditions* of *the Notes*". In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith. The Programme Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain limited circumstances prior to payment for such Notes being made to the Issuer.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "***FSMA***") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise

in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(iii) in relation to any Notes having a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(iv) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(v) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "***Securities and Exchange Law***") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Information Memorandum and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

The establishment and update of the Programme and the issue of Notes have been duly authorised by resolutions of the Board of Directors of the Issuer dated 24th April, 2002 and 31st October, 2003.

Listing of Notes

The listing of Notes on the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or before 7th November, 2003.

Reliance by the Trustee

The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors or any other expert or any other person in accordance with the provisions of the Conditions of the Notes or the Trust Deed whether or not addressed to the Trustee and whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors or any such other expert or other person in connection therewith contains any limit on the liabilities (whether monetary or otherwise) of the Auditors or any such other expert or other person.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the consolidated audited financial statements of the Issuer in respect of the financial years ended 30th September, 2001 and 30th September, 2002;

(iii) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer;

(iv) the Programme Agreement, the Trust Deed, the Agency Agreement and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Information Memorandum;

(vi) any future information memoranda, prospectuses, offering circulars and supplements including Pricing Supplements (save that, a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Issuer and the relevant Paying Agent as to its holding of such Note and as to its identity) to this Information Memorandum and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Pricing Supplement.

Significant or Material Change

Save as disclosed in this Information Memorandum, there has been no significant change in the financial or trading position of the Group since 30th September, 2002 and there has been no material adverse change in the financial position or prospects of the Group since 30th September, 2002.

Litigation

Neither the Issuer nor any other member of the Group is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position of the Issuer or the Group.

Auditors

The auditors of the Issuer are Deloitte & Touche LLP, chartered accountants, Hill House, 1 Little New Street, London EC4A 3TR whose predecessor firm, Deloitte & Touche, audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in the United Kingdom for the two financial years ended on 30th September, 2002.

THE ISSUER

Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Banc of America Securities Limited
1 Alie Street
London E1 8DE

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

HSBC Bank plc
Level 4
8 Canada Square
Canary Wharf
London E14 5HQ

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

TRUSTEE

Citicorp Trustee Company Limited
Citigroup Centre
14th Floor
25 Canada Square
Canary Wharf
London E14 5LB

ISSUING AND PRINCIPAL PAYING AGENT

JPMorgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1W 1YT

PAYING AGENT

J.P. Morgan
Bank Luxembourg S.A.
5 Rue Plaetis
L-2338 Luxembourg

AUTHORISED ADVISER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

LEGAL ADVISERS

To the Dealers and the Trustee
Allen & Overy
One New Change
London EC4M 9QQ

To the Issuer
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

AUDITORS

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £4,955,352 (June 13, 2003).

2. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £7,903,520 (June 20, 2003).

3. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £17,073,507 (June 20, 2003).

4. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £5,923,578 (July 23, 2003).

5. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £10,222,945 (July 23, 2003).

6. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £8,205,900 (July 23, 2003).

7. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £10,341,040 (July 23, 2003).

8. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £8,438,303 (June 23, 2003).

9. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £14,298,590 (July 23, 2003).

10. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £9,276,375 (August 13, 2003).

11. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £9,361,500 (August 13, 2003).

12. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £5,371,280 (August 13, 2003).

13. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £10,268,780 (August 13, 2003).

14. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £4,113,963 (September 19, 2003).

15. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £7,986,288 (September 19, 2003).

16. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £6,734,825 (September 19, 2003).

17. Companies Form No. 366a Annual Return of Compass Group PLC (September 29, 2003).

18. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £8,750,590 (October 3, 2003).

19. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £4,753,245 (October 3, 2003).

20. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £22,530,812 (October 22, 2003).

21. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £3,572,180 (October 22, 2003).

22. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £11,486,703 (December 15, 2003).

23. Companies Form No. 169 Return by a company purchasing its own shares - in respect of an aggregate amount of £3,595,287 (December 15, 2003).

G

COMPANIES FORM No. 169

Return by a company purc[illegible] its own shares

04 JAN 29 AM 7:21

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 19[illegible]

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For [illegible] Company number [illegible]083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the abo[illegible] follows:

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	1,000,000	400,000	1[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	27/5/2003	3/6/2003	5/6/2003
Maximum prices paid § for each share	307.520p	334.870p	337.920p
Minimum prices paid § for each share	307.520p	334.870p	337.920p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£4,955,352
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 24,780

£24780
TB/PDS
9/6

Signed [signature] Designation ‡ Company Secretary Date 13/6/2003

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House, Guildford St.,
Chertsey, Surrey, KT16 9BQ

For official Use (02/00)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 40839

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	2,350,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	4/6/2003		
Maximum prices paid § for each share	336.32p		
Minimum prices paid § for each share	336.32p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£7,903,520
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£39,520

‡ Insert Director, Secretary, ~~Administrator,~~ Administrative Receiver or Receiver (Scotland) as appropriate

Signed [illegible] Designation‡ Deputy Company Secretary Date 20/6/2003

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey, Surrey KT16 9BQ

For official Use (02/00)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

04 JAN 29 AM 7:2

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Please do not write in the space below. For Inland Revenue use only

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	2,000,000	1,000,000	2,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	6/6/2003	12/6/2003	13/6/2003
Maximum prices paid § for each share	337.97 p	351.5431p	339.9338 p
Minimum prices paid § for each share	337.97 p	351.5431p	339.9338 p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£17,073,507
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 85,370

‡ Insert Director, Secretary, ~~Administrator,~~ Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 20/6/2003

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey, Surrey KT16 9BQ

For official Use (02/00)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

02-5161

G

CHFP000

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 40839[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	500,000	200,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	16/6/2003	17/6/2003	18/6/2003
Maximum prices paid § for each share	348·585p	349·5175p	345·07p
Minimum prices paid § for each share	348·585p	349·5175p	345·07p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£5,923,578
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£29,620

TR

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 23/7/03

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82 5161

G

CHFP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	19/6/2003	23/6/2003	25/6/2003
Maximum prices paid § for each share	339·55p	343·4045p	339·34p
Minimum prices paid § for each share	339·55p	343·4045p	339·34p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£10,222,945
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£51,115

TR/POS
23/7/03

Signed [signature] Designation ‡ Company Secretary Date

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9RQ

For official Use (02/00)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	
Number of shares purchased	1,000,000	1,500,000	
Nominal value of each share	10p	10p	
Date(s) on which the shares were delivered to the company	27/6/2003	2/7/2003	
Maximum prices paid § for each share	325·275p	330·21 p	
Minimum prices paid § for each share	325·275p	330·21 p	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,205,900
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 41,030

TQ/POS
23/7/03

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,300,000	1,200,000	600,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	4/7/2003	7/7/2003	9/7/2003
Maximum prices paid § for each share	330·76p	334·89p	337·08p
Minimum prices paid § for each share	330·76p	334·89p	337·08p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£10,341,040
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 51,710

TR/POS 23/7/03

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 23/7/03

Presentor's name address and reference (if any) :

Compass Group PLC
Compass House,
Guildford Street
Chertsey, Surrey

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

ꞆHFP000

169

ʼlease do not vrite in his margin

Pursuant to section 169 of the Companies Act 1985

ʼlease complete egibly, preferably n black type, or old block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number 4083914

Name of company

insert full name of company

* Compass Group PLC

Note
This return must be lelivered to the Registrar within a eriod of 28 days eginning with the irst date on which hares to which it elates were delivered o the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	275,000	1,200,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	10/7/2003	11/7/2003	15/7/2003
Maximum prices paid § for each share	341·39 p	343·79 p	337·40 p
Minimum prices paid § for each share	341·39 p	343·79 p	337·40 p

§ A private company s not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,438,303
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 42,195

Signed [signature] Designation ‡ Company Secretary Date

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street

For official Use (02/00)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,735,000	1,000,000	1,500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	17/7/2003	21/7/2003	22/7/2003
Maximum prices paid § for each share	340·40p	342·99p	330·85p
Minimum prices paid § for each share	340·40p	342·99p	330·85p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£14,298,590
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£71,495

TD 23/7/03

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Ch... KT16 9BQ

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

HFP000

ease do not
ite in
is margin

Pursuant to section 169 of the Companies Act 1985

ease complete
gibly, preferably
black type, or
ld block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number 4083914

Please do not write in the space below. For Inland Revenue use only

Name of company

nsert full name
f company

* Compass Group PLC

ote
is return must be
livered to the
gistrar within a
riod of 28 days
ginning with the
t date on which
ares to which it
ates were delivered
the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	250,000	1,500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	24/7/2003	25/7/2003	29/7/2003
Maximum prices paid § for each share	332·36 p	331·33 p	341·63 p
Minimum prices paid § for each share	332·36 p	331·33 p	341·63 p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£9,276,375
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£46,385

TR(POS)
OOH
13/8

Signed × [signature] Designation ‡ Company Secretary Date 13/8/2003

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

HFP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

FIFTEEN THOUSAND POUNDS A 13 8 03

FIFTEEN THOUSAND POUNDS A 13 8 03

FIFTEEN THOUSAND POUNDS A 13 8 03

ONE THOUSAND POUNDS 13 8 03

FIVE HUNDRED POUNDS 13 8 03

TWO HUNDRED POUNDS E 13 8 03

ONE HUNDRED POUNDS M 13 8 03

TEN POUNDS 13 8 03

ease do not
ite in
s margin

Pursuant to section 169 of the Companies Act 1985

Please do not write
in the ...
For ...
use

ease complete
gibly, preferably
black type, or
ld block lettering

To the Registrar of Companies
(Address overleaf)

For official use | | | |

Company number: 4083914

sert full name
f company

Name of company

* Compass Group PLC

ote
is return must be
livered to the
gistrar within a
riod of 28 days
ginning with the
t date on which
ares to which it
ates were delivered
the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	750,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	30/7/2003	31/7/2003	1/8/2003
Maximum prices paid § for each share	342·90p	339·80p	338·40p
Minimum prices paid § for each share	342·90p	339·80p	338·40p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£9,361,500
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£46,810

TRCPOS
OOH
13/8

‡ Insert
Director,
Secretary,
Administrator,
Administrative
Receiver or
Receiver
(Scotland) as
appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 13/8/2003

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00) General Section	Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

HFP000

ease do not
ite in
is margin

Pursuant to section 169 of the Compani

ease complete
gibly, preferably
black type, or
ld block lettering

To the Registrar of Companies
(Address overleaf)

ompany number: 4083914

Name of company

insert full name
of company

* Compass Group PLC

ote
is return must be
livered to the
gistrar within a
riod of 28 days
ginning with the
t date on which
ares to which it
ates were delivered
the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	600,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	4/8/2003	5/8/2003	6/8/2003
Maximum prices paid § for each share	338·68 p	336·31 p	331·53 p
Minimum prices paid § for each share	338·68 p	336·31 p	331·53 p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,371,280
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 26,860

TR(POS)
OD#
13/8

Signed [illegible] Designation ‡ Company Secretary Date 13/8/2003

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

HFP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

04 JAN 29 AM 7:21

169

ase do not
ite in
s margin

Pursuant to section 169 of the Companies Act 1985

ase complete
ibly, preferably
black type, or
ld block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number
4083914

Please do not write in the space below. For Inland Revenue use only

Name of company

isert full name
f company

* Compass Group PLC

ote
is return must be
ivered to the
gistrar within a
riod of 28 days
ginning with the
t date on which
ares to which it
ates were delivered
he company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	1,100,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	8/8/2003	11/8/2003	12/8/2003
Maximum prices paid § for each share	334.76p	332.33p	327.08p
Minimum prices paid § for each share	334.76p	332.33p	327.08p

private company
ot required to
e this information

The aggregate amount paid by the company for the shares to which this return relates was:	£10,268,780
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£51,345

TR(POS)
004

isert
irector,
ecretary,
dministrator,
dministrative
eceiver or
eceiver
Scotland) as
ppropriate

Signed [signature] Designation ‡ Company Secretary Date 13/8/2003

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82 5761

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	155,000	550,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	13/8/2003	15/8/2003	18/8/2003
Maximum prices paid § for each share	330.86p	342.76p	343.19p
Minimum prices paid § for each share	330.86p	342.76p	343.19p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£4,113,963
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£20,570

£20570 T2/POS 19/9

Signed [signature] Designation ‡ Company Secretary Date 19/9/2003

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :
The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHFP000

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	750,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	29/8/2003	3/9/2003	4/9/2003
Maximum prices paid § for each share	358.71p	353.365p	354.25p
Minimum prices paid § for each share	358.71p	353.365p	354.25p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£7,986,288
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 39,935

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 19/9/2003

Presentor's name address and reference (if any):

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 4083914

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,750,000	150,000	25,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	5/9/2003	8/9/2003	9/9/2003
Maximum prices paid § for each share	349.89p	350.00p	347.00p
Minimum prices paid § for each share	349.89p	350.00p	347.00p

The aggregate amount paid by the company for the shares to which this return relates was:	£6,734,825
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 33,675

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 19/9/2003

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

SECRETARIAT

Please complete in typescript, or in bold black capitals.

CHFP029

363a

Annual Return

Company Number 4083914

Company Name in full Compass Group PLC

Date of this return

The information in this return is made up to

Day Month Year

29/09/2003

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

29/09/2004

Registered Office

Show here the address **at the date of this return.**

COMPASS HOUSE

GUILDFORD STREET

Post town CHERTSEY

County / Region SURREY

UK Postcode KT16 9BQ

*Any change of registered office **must** be notified on form 287.*

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

5552 7415

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Register of members
If the register of members is not kept at the registered office, state here where it is kept.

CAPITA REGISTRARS

THE REGISTRY, 34 BECKENHAM ROAD

Post town: BECKENHAM

County / Region: KENT

UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, or a Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Forename(s): RONALD MARTIN

Surname(s): MORLEY

Address

8 PINEWOOD CLOSE

Post town: IVER HEATH

County / Region: BUCKINGHAMSHIRE

UK Postcode: SL0 0QT

Country: ENGLAND

Directors

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 14 / 10 / 1948

Forename(s): MICHAEL JOHN

Surname: BAILEY

Address: COWLEY HOUSE, GUILDFORD STREET

Post town: CHERTSEY

County / Region: SURREY

UK Postcode: KT16 9BA

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 17 / 12 / 1940

Forename(s): PETER HUGH

Surname: BLACKBURN

Address: WATERSMEET, 12 PROMENADE SQUARE

Post town: HARROGATE

County / Region: NORTH YORKSHIRE

UK Postcode: [illegible]G1 2PH

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 02 / 02 / 1933

Forename(s): DENIS PATRICK

Surname: CASSIDY

Address: 19 ASHBURNHAM CLOSE

Post town: LONDON

County / Region:

UK Postcode: N2 0NH

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 19 / 07 / 1943

Forename(s): PETER EDWARD BLACKBURN

Surname: CAWDRON

Address: THE OLD BAKERY, RECTORY ROAD

Post town: GREAT HASELEY

County / Region: OXFORDSHIRE

UK Postcode: OX44 7JG

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 0 9 / 0 8 / 1 9 4 4

Forename(s): ALAIN FRANCOIS

Surname: DUPUIS

Address: 13-3 PLACE ALBERT LEEMANS

Post town: BRUSSELS

County / Region:

UK Postcode:

Country: BELGIUM

Nationality: BELGIAN

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MRS

Date of birth (Day Month Year): 1 4 / 0 5 / 1 9 5 0

Forename(s): VALERIE FRANCES

Surname: GOODING

Address: 22 SPENCER ROAD

Post town: EAST MOLESEY

County / Region: SURREY

UK Postcode: K T 8 0 S P

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 22/04/1951

Forename(s): CLIVE WILLIAM PATRICK

Surname: GRUNDY

Address: ASHLEY HOUSE, FAIROAK LANE

Post town: OXSHOTT

County / Region: SURREY

UK Postcode: KT22 0TP

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day Month Year): 10/10/1944

Forename(s): SVEN ALEXANDER

Surname: KADO

Address: PIENZENAUERSTR 31A

Post town: 81679 MUNICH

County / Region:

UK Postcode:

Country: GERMANY

Nationality: GERMANY

Business occupation: COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 7 / 1 2 / 1 9 5 6

Forename(s): ANDREW PATRICK

Surname: LYNCH

Address: THE STABLES, SANDY LANE

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: BETCHWORTH

County / Region: SURREY UK Postcode: R H 3 7 A A

Country: ENGLAND **Nationality**: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Name * Style / Title: SIR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 4 / 1 0 / 1 9 4 4

Forename(s): FRANCIS HENRY

Surname: MACKAY

Address: RUSTHALL HOUSE, LANGTON ROAD

LANGTON GREEN

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: TUNBRIDGE WELLS

County / Region: KENT UK Postcode: T N 3 0 B B

Country: ENGLAND **Nationality**: BRITISH

Business occupation: COMPANY DIRECTOR

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY	2,175,944,943	£ 217,594,494.30
Totals	2,175,944,943	£ 217,594,494.30

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 23|10|2003

† a ~~director~~/secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ______ continuation sheets.
(enter number)

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

ANDREW V DERHAM, COMPASS GROUP PLC, COMPASS HOUSE, GUILDFORD STREET, CHERTSEY,
SURREY, KT16 9BQ

Tel 01932 573000

DX number ______ DX exchange ______

COMPASS GROUP PLC

SCHEDULE OF SUBSIDIARY COMPANIES

Country of Incorporation	Name of the Company	% of ownership
Algeria	Eurest Algérie Spa	100
Argentina	Eurest Argentina SA	100
	Vend SA	100
	Compass Catering y Servicios Argentina SA	100
Australia	Compass Group (Australia) Pty Ltd	100
	Eurest (Australia) Pty Ltd	100
	Eurest (Australia) – Victoria Pty Ltd	100
	Season Hospitality Pty Ltd	50
	Compass (Australia) Catering & Services Pty Ltd	100
	Eurest (Australia) Catering & Services Management Pty Ltd	100
	Eurest (Australia) License Holdings Pty Ltd	100
	ESS Gumala Pty Ltd	60
	Eurest (Australia) Food Services Pty Ltd	100
	Eurest (Australia) Food Services - Management Pty Ltd	100
	Eurest (Australia) - Wollongong Pty Ltd	100
	Eurest (Australia) Food Services - NSW Pty Ltd	100
	Cook Freeze Pty Ltd	100
	Teljag Pty Ltd	50
	Convention Centre Management Pty Ltd	40
	ESS Naad Pty Ltd	50
	ESS Centrecorp Pty Ltd	50
Austria	Eurest Restaurationsbetriebs GmbH	100
	Select Service Partner Gastronomie GmbH	100
	Restorama GmbH (Wien)	100
	Selecta Betriebsverpflegungsgesellschaft mbH	100
Bangladesh	C.A.P.S. (Bangladesh)	100
Belgium	F.L.R. Holding SA	100
	F.L.R. ONW SA	100
	F.L.R. ASW SA	100
	F.L.R. CBO SA	100
	Compass Group Belgilux SA	100
	Selecta SA	100
	Rail Gourmet Belgium NV	100
	Restobel NV	100
	Rail Gourmet Brussels South NV	100
	Railmasters NV	66.66
	Railrest SA	49
Bolivia	Compass Catering y Servicios Bolivia SA	100
Brazil	Compass Brazil Limitada	100
	GR S.A.	50
	SOCENCO Limitada	50

British Virgin Islands	Compass Group Holdings (BVI) Ltd College Investments Ltd	100 100
Cambodia	Select Service Partner (Cambodia) Ltd	49
Cameroon	Eurest Camp Logistics Cameroon SARL Eurest Cameroon SARL	100 100
Canada	Canteen of Canada Compass Group Canada Ltd Compass Group Canada (Beaver) Ltd Compass Group Canada (Health Services) Ltd Clearwater Catering Ltd First North Catering Ltd Great West Catering Ltd Groupe Compass (Quebec) Ltee Tamarack Catering Ltd Town Square Food Services Ltd Walfoods Ltd	100 100 100 100 50 50 100 100 100 100 100
Chile	Compass Catering y Servicios Chile Limitada Compass Investments SA Compass Holding SA Compass Servicios SA Compass Catering SA Cadelsur SA Compass Group Chile SA Sabromeals SA Pessia Chile Ltda Atimer SA	100 100 100 100 100 100 100 100 100 100
China	Shenzhen Eurest Support Services Co. Ltd Shanghai Creative Food Technologies Co. Ltd Shanghai Eurest Technology Food Services Co. Ltd	51 52 52
Colombia	Proveemos SA Inversiones Quipla y Cia Ltda Acser Asociados Ltda Quiroga Plazas y Cia Ltda Big Company Services SA	100 100 100 100 100
Congo	Eurest Services Congo SARL	100
Croatia	Eurest Catering d.o.o. Compass Group International d.o.o. Eurest Luxembourg d.o.o.	50 51 100
Cyprus	C.L.P. Catering Limited Eurest Support Services (Cyprus) International Limited Eurest (Cyprus) Limited Louis Catering Limited	60 100 100 70
Czech Republic	Eurest Spol. sr.o. Eurest - Skolni Jidelni Spol. sr.o. Automaty Servis Selecta sr.o.	100 100 51
Denmark	Compass Group Danmark AS Eurest AS Eurest Foroyar AS Scandinavian Service Partner AS Central Kokkenet AS	100 100 51 100 100

Denmark (continued)	Klarago AS	100
	Select Service Partner AS	100
	Eatertainment AS	50
	Compass Group International Danmark AS	100
	Selecta AS	100
	RGN Danmark AS	50
Egypt	Compass Egypt Hotel and Catering Services	100
	Louis Catering Egypt SAE	67
	Quality Foods LLC	26
England & Wales	3 Gates Services Ltd	100
	ACMS Ltd	100
	All Age Leisure Ltd	100
	All Leisure Travel and Events Ltd	100
	Audrey (London) Ltd	100
	Audrey Investments Ltd	100
	Austin Bedford Catering Ltd	100
	Bateman Catering Ltd	100
	Bateman Healthcare Services Ltd	100
	Bateman Services Ltd	100
	Baxter & Platts Ltd	100
	Belleview Holdings Ltd	100
	Belleview Ltd	100
	Bromwich Catering Ltd	100
	Burger Express Ltd	100
	C.B. Restaurants Ltd	100
	Capitol Catering Management Services Ltd	100
	Carlton Catering Partnership Ltd	100
	Carlton Support Services Ltd	100
	Castle Independent Ltd	100
	Cataforce Ltd	100
	Caterexchange Ltd	100
	Caterskill Group Ltd	100
	Caterskill Management Ltd	100
	CBC Group Ltd	100
	CC Support Services Ltd	100
	Chalk Catering Ltd	100
	Chartwells Ltd	100
	Chestermark Ltd	100
	Circadia Ltd	100
	Cityline Catering Ltd	100
	Coldraw Services Ltd	100
	Compass Accounting Services Ltd	100
	Compass Catering Services Ltd	100
	Compass Cleaning Services Ltd	100
	Compass Contract Services (UK) Ltd	100
	Compass Contract Services Ltd	100
	Compass Couriers Ltd	100
	Compass Entertainments Ltd	100
	Compass Experience Ltd	100
	Compass Food Services Ltd	100

England & Wales (continued)	Compass Fresh Express Ltd	100
	Compass Group Foundation	100
	Compass Group Holdings PLC	100
	Compass Group Medical Benefits Ltd	100
	Compass Group Pension Trustee Company Ltd	100
	Compass Group Trustees Ltd	100
	Compass Group UK & Ireland Ltd	100
	Compass Healthcare Group Ltd	100
	Compass Hospitality Demerger Ltd	100
	Compass Hospitality Group Holdings Ltd	100
	Compass Hospitality Group Ltd	100
	Compass Hotels Chertsey	100
	Compass International Holdings Ltd	100
	Compass Motorway Services Ltd	100
	Compass Nominee Company Number Fourteen Ltd	100
	Compass Office Cleaning Service Ltd	100
	Compass Overseas Holdings Ltd	100
	Compass Overseas Holdings No.2 Ltd	100
	Compass Overseas Investments No. 1	100
	Compass Overseas Investments No. 2	100
	Compass Overseas Investments No. 3	100
	Compass Overseas Investments No. 4	100
	Compass Overseas Investments No. 5	100
	Compass Overseas Investments No. 6	100
	Compass Overseas Investments No. 7	100
	Compass Overseas Investments No. 8	100
	Compass Overseas Investments No. 9	100
	Compass Overseas Investments No. 10	100
	Compass Overseas Investments No. 11	100
	Compass Overseas Investments No. 12	100
	Compass Overseas Investments No. 13	100
	Compass Overseas Investments No. 14	100
	Compass Overseas Investments No. 15	100
	Compass Overseas Investments No. 16	100
	Compass Overseas Services Ltd	100
	Compass Pension Trustees Ltd	100
	Compass Planning and Design Ltd	100
	Compass Purchasing Ltd	100
	Compass Quest Ltd	100
	Compass Restaurant Properties Ltd	100
	Compass Road Services Ltd	100
	Compass Roadside Ltd	100
	Compass Security Ltd	100
	Compass Services (Midlands) Ltd	100
	Compass Services (U.K.) Ltd	100
	Compass Services For Hospitals Limited	100
	Compass Services Group Ltd	100
	Compass Services Ltd	100
	Compass Services Trading Ltd	100
	Compass Services, UK and Ireland Ltd	100

England & Wales (continued)	Compass Site Services Ltd	100
	Compass Staff Services Ltd	100
	Compass UK Pension Trustee Co Ltd	100
	Cookie Jar Ltd	100
	Country Club Holidays Ltd	100
	Cretegame Ltd	100
	Crisp Trustees Ltd	100
	Customised Contract Catering Ltd	100
	Custodian Security Guards Ltd	100
	Custodian Security Ltd	100
	CRN 1990 (Four) Ltd	100
	CRN 1990 (Six) Ltd	100
	Donegalway Restaurants Ltd	100
	DRE Developments Ltd	100
	Duobridge Ltd	100
	Eaton Catering Ltd	100
	Eaton Wine Bars Ltd	100
	Eurest Airport Services Ltd	100
	Eurest Defence Support Services Ltd	100
	Eurest Offshore Support Services Ltd	100
	Eurest Prison Support Services Ltd	100
	Eurest UK Ltd	100
	European Tour Hospitality Ltd	49
	Express Cafes Ltd	100
	Facilities Management Catering Ltd	100
	FADS Catering Ltd	100
	Fairfield Catering Company Ltd	100
	Forfars Outside Catering Ltd	100
	Forward Catering Services Ltd	100
	Funpark Caterers Ltd	100
	Gruppo Events Ltd	100
	Hallmark Catering Management Ltd	100
	Hamard Catering Management Services Ltd	100
	Hamard Group Ltd	100
	Harry Ramsden's (Restaurant) Ltd	100
	Harry Ramsden's Plc	100
	Heathcotes at Anfield LLP	100
	Henry Higgins Ltd	100
	Hospital Hygiene Serices Ltd	100
	Hospitality Holdings Ltd	100
	Kennedy Brookes Finance Ltd	100
	Kitevale Ltd	100
	Knightsbridge Catering Ltd	100
	Knott Hotels Company of London	100
	Langston Scott Ltd	100
	Leith's Ltd	100
	Les Amis Du Vin Ltd	100
	Letheby & Christopher Ltd	100
	Mario and Franco Restaurants Ltd	100
	Meal Service Company Ltd	100

England & Wales (continued)	Meltway Ltd	100
	Meritglen Ltd	100
	Merryweathers Ltd	100
	Midland Catering Ltd	100
	Milburns Catering Contracts Ltd	100
	Milburns Ltd	100
	Milburns London Ltd	100
	Milburns Restaurants Ltd	100
	Millie's Cookies (Franchise) Ltd	100
	Millie's Cookies (Retail) Ltd	100
	Millie's Cookies Ltd	100
	Millie's Ltd	100
	Momentum Services Ltd	49
	Moto Hospitality Ltd	100
	National Catering Ltd	100
	National Leisure Catering Ltd	100
	New Famous Foods Ltd	100
	Nextonline Ltd	100
	NLC (Holdings) Ltd	100
	NLC (Wembley) Ltd	100
	Northdowns Catering Ltd	100
	P&C Morris (Catering) Ltd	100
	P&C Morris Catering Group Ltd	100
	Pall Mall Services Group Ltd	100
	Parmatone Ltd	100
	Pavilion Services Group Ltd	100
	Pavilion Services Ltd	100
	Pavilion Services Trustees Ltd	100
	Payne & Gunter Ltd	100
	Pennine Services Ltd	100
	Peter Parfitt Sport Ltd	100
	PLL Ltd	100
	Poplar 2000 Ltd	100
	Prideoak Ltd	100
	QCL Ltd	100
	Quadrant Catering Ltd	49
	Quaglino's Ltd	98.5
	Quayside Ltd	100
	Ramsden (White Cross)	100
	Ramsden Catering Services Ltd	100
	Reliable Refreshments Ltd	100
	Retail Vending Ltd	100
	Rhine Four Ltd	100
	Rhine One Public Limited Company	100
	Rhine Three	100
	Roberts Catering Ltd	100
	Roux Fine Dining Ltd	100
	Rubytrend Ltd	100
	Saxon Commerce Ltd	100
	Scolarest Ltd	100

England & Wales (continued)	Security Office Cleaners Ltd	100
	Select Service Partner Airport & Marine Restaurants Ltd	100
	Select Service Partner Ltd	100
	Select Service Partner Promotions Ltd	100
	Select Service Partner Retail Catering Limited	100
	Selecta UK Ltd	100
	Selkirk House (CVH) Ltd	100
	Selkirk House (FP) Ltd	100
	Selkirk House (GHPL) Ltd	100
	Selkirk House (GTP) Ltd	100
	Selkirk House (WBRK) Ltd	100
	Shaw Catering Company Ltd	100
	Ski Class Ltd	100
	Ski Travelaway Ltd	100
	Storegrove Ltd	100
	Summit Catering Ltd	100
	Sunway Contract Services Ltd	100
	Sutcliffe Catering Midlands Ltd	100
	Sutcliffe Catering South East Ltd	100
	T.F. Employee Share Ownership Trust Ltd	100
	Thames Valley Restaurants Ltd	100
	The Bateman Catering Organization Ltd	100
	The Catering Guild Ltd	100
	The Excelsior Insurance Company Ltd	100
	The Original Cookie Company Ltd	100
	THF Oil Ltd	100
	Transport Inns	100
	Tunco (1999) 103 Ltd	100
	Twinstem Ltd	100
	Vendcare Services Ltd	100
	Vendcare (Holdings) Ltd	100
	Vendpac Holdings Ltd	100
	Vendepac Services Ltd	100
	Vicstreet Ltd	100
	W Bromwich & Sons Ltd	100
	Waseley (Cataforce) Ltd	100
	Waseley Eleven Ltd	100
	Waseley Nominees Ltd	100
	Waseley Roadside Restaurants Ltd	100
	Waseley Thirteen Ltd	100
	Welbourne Caterers Ltd	100
	Welbourne Ross plc	100
	Welbrooke Ltd	100
	Wheeler's Restaurants Ltd	100
	Whistlestop Airports Ltd	100
	Whistlestop Foods Ltd	100
	Whistlestop Operators Ltd	100
	Willoughby (66) Ltd	100
	Woodin & Johns Ltd	100
Estonia	Select Service Partner Eesti AS	100

Estonia (continued)	Selecta Eesti OU	100
Finland	Selecta OY	100
	Eurest Finland OY	51
	Ateria Henkilöstöravintola OY	51
	Gourmet Nova Finland OY	60
	Avecra OY	40
France	Compass Group France SAS	100
	Compass Group France, Enseignement, Santé et Services Hôteliers SAS	100
	Oredia SAS	100
	Estredia SAS	100
	Eurest Monaco SA	100
	Frest SAS	51
	Société d'Exploitation du Chalet de la Porte Jaune	100
	Valparaiso SA	35
	Pâtisseries de France SAS	100
	Société des Cuisiniers Réunis	100
	Select Service Partner SAS	100
	Eurest Sports & Loisirs SAS	100
	Repas Plus SAS	100
	Regiself SAS	100
	La Petite Marmite SAS	100
	Sopregi SAS	100
	Sopregim SAS	80
	Eurest France SAS	100
	Servirest SAS	100
	Mediance SAS	100
	Eurest International SNC	100
	SHRM Angola SA	100
	SIA SA	100
	DSIA SA	33.33
	Tramar Voyages SNC	100
	Albia Assurances et Cie.	100
	Plurivalor SNC	100
	Société de Manutention de la Balagne SNC	100
	Corse Consignation et Représentation SNC	100
	Interville PC et Cie	100
	SAFAA SA	100
	Selecta SA	100
	Approfrais SA	100
	Les boutiques Bonnes Journées SA	100
	Catering Aérien Développement SA	100
	Catering Aérien Perpignan SA	100
	Catering Aérien Nice SARL	100
	Catering Aérien Lyon SARL	100
	Catering Aérien Strasbourg SARL	100
	Catering Aérien Services SARL	100
	Catering Aérien Marseille SARL	100
	Catering Aérien Montpellier SARL	100
	Catering Aérien Toulouse SARL	100

France (continued)	Catering Aérien Toulon SARL	100
	Catering Aérien Paris SARL	100
Gabon	Eurest Services Gabon SA	100
Germany	Compass Group Deutschland GmbH	100
	Restorama Verwaltungs GmbH	100
	Restorama GmbH & Co. KG	100
	Restorama GmbH	100
	Restorama Bremen GmbH	51
	Onama Deutschland GmbH	60
	Eurest Catering Service GmbH	100
	Eurest Deutschland GmbH	100
	Höchst Service Gastronomie GmbH	75
	Mediserve Klinikdienste GmbH	100
	Select Service Partner Restauration GmbH	100
	Eurest Sports & Food GmbH	100
	Otaro Gastronomie GmbH	100
	Medirest Deutschland GmbH	100
	OSC GmbH	100
	OSC GmbH Sachsen Anhalt	100
	OSC GmbH Schleswig Holstein	100
	OSC GmbH Bayern	100
	CCS Clinic Catering Service OHG	100
	KGE Klinik Gastronomie Eppendorf GmbH	49
	CKW Catering Klinikum Wuppertal GmbH	49
	VitaServ Klinikdienste Berlin GmbH	26
	Selecta Holding AG	100
	Selecta Deutschland GmbH	100
	MPV Automaten GmbH	100
	BCA Betriebs-Catering GmbH	100
Greece	Eurest Inflight Services Hellas SA	100
	Macedonia Catering SA	100
	Eurest Hellas SA	51
	Eurest Platis SA	25.5
	Louis Sbarro Estiatoria Hellas SA	70
	Epichirisis Fagitou Levendi SA	44.5
Hong Kong	Compass Group Hong Kong Ltd	100
	Encore Catering Ltd	100
	Select Service Partner Hong Kong Ltd	100
Hungary	Eurest Etteremuzemeltelo Kft	100
	Louis (Hungaria) Tourism and Louis Catering Ltd	70
Iceland	Selecta Iceland	49.8
India	Radhakrishna Hospitality Services Ltd	50
	SHRM Food & Allied Services Pte Ltd	50
	Skyline Caterers Private Limited	100
Indonesia	PT Alam Orientaljaya	100
	PT Abdi Jasakarya	100
	PT Prasmanindo Boga Utama	100
Isle of Man	Consolidated Services Limited	100
	Queen's Wharf Insurance Services Ltd	100
Ireland	Amstel Limited	100

Ireland (continued)	Catering Management Ltd	100
	Cheyenne Ltd	100
	Compass Catering Services Ltd	100
	Drumburgh Ltd	100
	GMFS	100
	Ilderstone	100
	Lough Erne Holiday Village Ltd	100
	Management Catering Services Ltd	100
	Rushmore Investment Company Ltd	100
	Select Service Partner Ireland Ltd	100
	Selecta Refreshments Ltd	100
	SSPI Manufacturing Ltd	100
	Sutcliffe Ireland Ltd	100
	Zadca Ltd	100
Italy	Compass Group Italia SpA	100
	Full Rest Italia Srl	100
	Onama SpA	60
	La Ristorazione SpA	100
	Moto SpA	50
	Plose Veneta Srl	50
	Eurest Support Services Srl	100
	Select Service Partner SpA	100
	Food Network Srl	30
Japan	Compass Group Holding (Japan) KK	80
	Compass Group Japan Ltd	80
	Seiyo Food Systems Holding Inc	80
	Seiyo Food Systems Inc	80
	Eishoku Food Service Co., Ltd (Kita-Kyushu)	80
	EFS Co., Ltd (Osaka)	80
	Snow Brand Parlor Co., Ltd	80
	Sun Food Center Co., Ltd	80
	Seiyo Food Systems Kyushu Inc	61
	Food Supply Inc	80
	Lapista Inc	72
	Food Life Inc	72
	Mediforce Inc	80
	Mediforce Kagoshima Inc	40
	Medix Inc	80
Jersey	Lewis Investments Ltd	100
Kazakhstan	Too Eurest Support Services	100
	Too Eurest Raytheon Support Services	50
Kenya	Kenya Oilfield Ltd	100
Latvia	SIA Selecta	100
Lebanon	USM Compass SAL	25.5
Lithuania	UAB Selecta	100
Luxembourg	Eurest Luxembourg SA	100
	Automat' Services SARL	100
	Novelia Senior Services SA	100
	Innoclean SA	90
	Geria SA	25

Luxembourg (continued)	Selecta SA	100
Malaysia	Restomas Sdn Bhd	100
	Eurest Inflight Services (M) Sdn Bhd	100
	Saji Bumi Sdn Bhd	100
	Urusan Bakti Sdn Bhd	100
	EM-SSIS Services Sdn Bhd	100
	Athens-Link (M) Sdn Bhd	100
	SHRM Sdn Bhd	100
Mali	Compass Mali SA	100
Malta	Eurest (Malta) Ltd	33.33
Mexico	Eurest SA de CV	100
	Inflight Services Mexico SA de CV	100
	Eurest Proper Meals de Mexico SA de CV	100
	Proper Meals de Jalisco SA de CV	75
	Servicios Corporativos Eurest-Proper Meals de Mexico SA de CV	100
Morocco	Eurest Maroc SA	100
	Eurest Santé Maroc SA	100
Netherlands	Compass Group Vending Holding BV	100
	Compass Group International BV	100
	Compass Group International 2 BV	100
	Compass Group International 3 BV	100
	Compass Group International 4 BV	100
	Compass Group International 5 BV	100
	Compass Group International 7 BV	100
	Rail Gourmet Netherlands BV	100
	Eurest Support Services Sakhalin BV	100
	Compass Group Holding BV	100
	Compass Group Nederland Holding BV	100
	Compass Group International Finance 1 BV	100
	Compass Group International Finance 2 BV	100
	Klynos Nederland BV	33
	Compass Group Nederland BV	100
	Dishcovery Catering BV	100
	Eurest Support Services BV	100
	CGI Holdings (1) BV	100
	CGI Holdings (2) BV	100
New Caledonia	Eurest Calédonie SARL	100
New Zealand	Eurest New Zealand Ltd	100
Nigeria	Whassan Eurest Nigeria Ltd	90
	Eurest Support Services (Nigeria) Ltd	100
Norway	Compass Holding Norge AS	100
	Rail Gourmet Togservice Norge AS	50
	Eurest Personal Restauranter AS	100
	Eurest AS	100
	Select Service Partner Norway AS	100
	Eurest Support Services AS	100
	Chalk Service Holding AS	100
Oman	Waleed Catering & Services Co. LLC	100

Papua New Guinea	Eurest (South Pacific) Pty. Ltd	100
	Eurest (PNG) Catering & Services Ltd	100
	Eurest (PNG) Ltd	100
	Longmont Ltd	51
	Gobe Catering Ltd	51
	Eurest Misima Ltd	60
	Eurest Gigera Camp Services Ltd	51
	IP&O camp Services LTd	70
	IPI Hotels Ltd	50
	Lotic Poon PNG Ltd	50
	Kutubu Catering Ltd	51
Peru	Compass Catering y Servicios Peru SA	100
	Compass Selva Catering y Servicios Peru SA	100
	Sabromeals Peru SA	100
Philippines	Compass Group Philippines, Inc	100
Poland	Eurest Poland Sp z.o.o.	100
	Louis Tourist Agency Ltd	70
	Selecta Polska Sp zoo	100
Polynesia	SHRM-P	100
	Manureva Food Société Civile	100
	SHRT	100
Portugal	Eurest Portugal, Lda	100
	Eurest Gate Gourmet Faro – Serviços de Catering, Lda	50
	RG Portugal, Lda	100
Qatar	Compass Catering Services WLL	100
Romania	Eurest Rom SRL	100
Russia	Vnukovo-Eurest Ltd	50
	OOO Eurest Pit Services	100
	Louis Catering Ltd	100
Scotland	CCG (UK) Ltd	100
	Compass Offshore Catering Ltd	100
	Compass Scottish Site Services Ltd	100
	DJH Leisure Ltd	100
	Princebilt Hotels Ltd	100
	Waseley (CVI) Ltd	100
	Waseley (CVS) Ltd	100
Singapore	SHRM Far East Pte Ltd	100
	Consolidated Services (SEA) Pte Ltd	100
	Select Service Partner (Singapore) Pte Ltd	100
	ACS Pacific Pte Ltd	100
Slovakia	Eurest Spol sro	100
	AS Selecta sro	100
Slovenia	Eurest d.o.o.	100
South Africa	Compass Group Southern Africa (Pty) Ltd	64.87
	Firhold (Pty) Ltd	56.08
	Makhugiso (Pty) Ltd	41.45
Spain	Compass Group Holdings Spain, S.L.	100
	Eurest Inflight Services Holding, S.L.	100
	Eurest Colectividades SA	100
	Eurest S.A.	100

Spain (continued)	Air CPU, S.L.	100
	Eurest Servair, S.L.	65
	Colectividades Insulares, S.L.	100
	Hostemed, S.L.	70
	Embaton, S.L.	65
	Travelodge Hoteles España, S.L.	100
	Rail Gourmet España, S.A.	100
	AB Servicios Selecta España, S.A.	100
	EIS Maritimo, S.L.	50
	Foodlasa, S.L.	50
	Scandinavian Services Partners SA	100
	S.S.P. S.L.	100
Sudan	Kenya Oilfield Services Limited	100
Sweden	Compass Group Sweden AB	100
	Scandinavian Service Partner AB	100
	Klarago AB	100
	Chalk Offshore AB	100
	Rail Gourmet Sverige AB	100
	Eurest AB	100
	Dala Maltidsservice AB	55
	Selecta Holding AB	100
	Selecta AB	100
	Selecta Sundsvall AB	100
	Selecta Göteborg AB	100
	Kjell Färnström Fastifhetsbolag AB	100
	Selecta Trollhätten AB	100
Switzerland	Selecta Group AG	100
	Selecta Management AG	100
	Selecta TMP AG	100
	Sevita AG	100
	Publinet AG	100
	Selecta AG	100
	Avag Betriebsverpflegungs AG	100
	Swiss-O-Mat AG	100
	Schweizerische Automatengesellschaft AG	100
	Compass Group (Schweiz) AG	100
	Creative Gastro Management AG	100
	Restorama AG	100
	Rail Gourmet Holding AG	100
Thailand	Compass Group Services Co., Ltd	100
	Eurasia Holdings Co., Ltd	77.5
	Eurasia Services (Thailand) Ltd	77.5
	Eurasia Property Services (Thailand) Ltd	77.5
	Eurasia Management (Thailand) Ltd	77.5
	Select Service Partner Thailand Ltd	49
Tunisia	Société de Distribution Automatique SA	49
	Tunisie Catering SA	34
	Compass Services Tunisie SA	100
	Select Service Partner Tunisie SA	51
Turkey	Eurest Inflight Yemek Servisleri AS	100

Turkey (continued)	Sofra Yemek Uretim Ve Hizmet A.S.	59.2
	Parilti Toplu Yemek Üretim ve Hizmet AS	59.2
	Damak Hazir Yemek Üretim ve Hizmet AS	29.6
	AB Selecta Satis Otomatlari Servis Ve Ticaret AS	49
United Arab Emirates	Abu Dhabi National Hotels – Compass Emirates LLC	50
	Abu Dhabi National Hotels – Compass LLC	50
	Abu Dhabi National Hotels – Compass Middle East LLC	50
	Abu Dhabi National Hotels – Compass Caterers LLC	50
USA	ABP Acquisition Holdings Corp	100
	ABP Corporation	100
	Acapulco Franchising Inc (CA)	100
	Ace Foods Inc	100
	AD Skills Ltd (NY)	100
	Anaheim Naples Corp	100
	Bon Appetit Management Co	100
	Brasserie Inc (NY)	100
	Brasserie Restaurant Corp (NY)	100
	Canteen Special Energy Corporation	100
	Cataforce Inc	100
	Chamberlain House Inc (NY)	100
	Charlie Brown's of Brandenton Inc (FL)	100
	Charlie Brown's of Pinellas County Inc (FL)	100
	Charlie Brown's of West Orange Inc (NJ)	100
	CG Capital LLC	100
	Compass One LLC	100
	Compass Two LLC	100
	Compass Holdings Inc	100
	Compass Group of Michigan Inc	100
	Compass Group USA Investments LLP	100
	Compass Group USA Inc	100
	Convenience Foods International Inc	100
	Country Motor Lodge of Sturbridge Inc (MA)	100
	Critical Clinic Technology	100
	Crothall Asset Management Inc	100
	Crothall Education Services Inc	100
	Crothall Facilities Management Inc	100
	Crothall Holdings Corporation	100
	Crothall Healthcare Inc	100
	Crothall Services Group	100
	Culinary Service Network Inc	100
	Culinary Solutions Inc	100
	Custom Management Corporation of Pennsylvania	100
	Custom Management Corporation	100
	Drake Management Services Inc	100
	Eurest Employment Services LLC	100
	Eurest Field Support Services LLC	60
	5111 W. Lexington Building Corporation	100
	Flik International Corp	100
	Flik One LLC	100
	Fort Hill Supply Company (MA)	100

USA (continued)	GIS Services Inc	100
	Hygiene Services Systems Inc	100
	Intellex Corporation	100
	Inter Pacific Management Inc	100
	John C Metz & Associates Inc	100
	Leone's at Milford Inc (NY)	100
	Leone's Restaurant Corp (NY)	100
	Levy Premium Foodservice LP	99
	Mamma Leone's Corp NV	100
	Mamma Leone's Property Corp (NY)	100
	Marcorp Diversified Inc	100
	Micocomplete Cleaning Services Inc	100
	Morrison Holding Company	100
	Morrison Investment Company Inc	100
	Morrison Management Specialists Inc	100
	Morrison Team Services Inc	100
	Morrison's Custom Management Corporation of	100
	Pennsylvania	100
	Morrison's Health Care of Texas Inc	100
	Naples Restaurant Corp (NV)	100
	Newport Food Service Inc	100
	Panevino Inc	100
	Patina Group LLC	100
	PFM Kansas Inc	100
	Prodline Inc	100
	Public House Inc (NY)	100
	Quality Food Management Inc	100
	R A Arch Street Corp (PA)	100
	R A Arts Corp (MA)	100
	R A Centre Inc (CA)	100
	R A C Holdings Corp	100
	R A Controls Inc (NY)	100
	R A Employee Service Corp (NY)	100
	R A F Street Corp (DC)	100
	R A 57 Corp (NY)	100
	R A Garden Corp (NY)	100
	R A Herald Square Corp (NY)	100
	R A Management Corp (DE)	100
	RAHALL Corp (OH)	100
	R A Headquarters (NY)	100
	R A Licensing Corp (TX)	100
	R A Mark Corp (DE)	100
	R A Museum Inc (PA)	100
	R A Music Inc (CA)	100
	R A Reno Airport (NE)	100
	R A River Corp (NY)	100
	R A Stadium Corp (OH)	100
	R A Tennis Corp (NY)	100
	RACN Corp (NY)	100
	RACAR Inc (NY)	100

USA (continued)	Racom Inc (NY)	100
	Raex Corp (NY)	100
	Ragm Inc (NY)	100
	RAJOR Inc (NY)	100
	Rambassy of Alexandria Inc (VA)	100
	Rambassy of DC Inc (DC)	100
	Rambassy of Parsippany Inc (NJ)	100
	Rambassy of Secaucus Inc (NJ)	100
	Rame Inc (NY)	100
	RANYST Inc (NY)	100
	RAPARK Corp (NY)	100
	Rapera Inc (NY)	100
	RAROC Inc (NY)	100
	RARYE Corp (NY)	100
	RASD Corp (CA)	100
	RASMITH Corp (DC)	100
	RASO Inc (NY)	100
	RATIME Corp	100
	RAUN Inc (NY)	100
	RAWEB Corp (NY)	100
	RAWORTH Corp (CO)	100
	Restaurant Associates Corp (DE)	100
	Restaurant Associates Development Corp (DE)	100
	Restaurant Associates Events Corp (NY)	100
	Restaurant Associates Sports Corp (NJ)	100
	Restaurant Associates Inc (NJ)	100
	Restaurant Associates Inc (NY)	100
	Robert Day Dean Catering Inc (NY)	100
	St Clair's (Inc) (MA)	100
	17 University Place Restaurant Inc (NY)	100
	Statewide Services Inc	100
	Sturbridge Hotel Corp (MA)	100
	The Office at South Orange Inc (NJ)	100
	The Office at Tea Neck Inc (NJ)	100
	The Patina Group LLC (CA)	100
	Tillyer Property Inc (MA)	100
	Trinity Services Group Inc	100
	University Food Services Inc	100
	Vendlink LLC	100
	Victor Kramer Company Inc	100
	What's Your Beef IV (NJ)	100
	Yorkmont Four Inc	100
	Zum Zum Ltd (ON)	100
	Zum Zum Restaurants Inc (NY)	100
Venezuela	Servicios Evcaven CA	100
	SHRM de Venezuela CA	100
	Servicios Costa Afuera CA	100

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

04 JAN 29 AM 7:21

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number
408391[illegible]

Name of company

' Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Or[illegible]
Number of shares purchased	500,000	750,000	1,3[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	10/9/2003	11/9/2003	12/9/2003
Maximum prices paid § for each share	345·80 p	347·26 p	339·78 p
Minimum prices paid § for each share	345·80 p	347·26 p	339·78 p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£8,750,590
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 43,755

£43755
TR/POS

Signed [signature] Designation ‡ Company Secretary Date 3/10/2003

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	
Number of shares purchased	750,000	650,000	
Nominal value of each share	10p	10p	
Date(s) on which the shares were delivered to the company	15/9/2003	17/9/2003	
Maximum prices paid § for each share	336·95p	342·48p	
Minimum prices paid § for each share	336·95p	342·48p	

§ A private company is not required to give this information

£23770

The aggregate amount paid by the company for the shares to which this return relates was:	£4,753,245
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 23,770

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 3/10/2003

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 40839

Name of company

insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordi
Number of shares purchased	115,000	4,000,000	2,300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	30/9/2003	2/10/2003	3/10/2003
Maximum prices paid § for each share	359·68p	352·68p	348·26p
Minimum prices paid § for each share	359·68p	352·68p	348·26p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£22,530,812
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£112,655

TR | pos

Signed

Designation ‡ Company Secretary Date 22/10/2003

ZW

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

:HFP000

'lease do not
rrite in
ils margin

Pursuant to section 169 of the Companies Act 1985

'lease complete
egibly, preferably
i black type, or
old block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

insert full name
of company

* Compass Group PLC

ote
ils return must be
elivered to the
egistrar within a
eriod of 28 days
eginning with the
st date on which
ares to which it
lates were delivered
the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	6/10/2003		
Maximum prices paid § for each share	357·218p		
Minimum prices paid § for each share	357·218p		

§ A private company
is not required to
give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£3,572,180
Stamp Duty is payable on the aggregate amount at the rate of $\frac{1}{2}$% rounded up to the nearest multiple of £5	£17,865

Signed [signature] Designation ‡ Deputy Company Secretary Date 22/10/2003

‡ Insert
Director,
Secretary,
Administrator,
Administrative
Receiver or
Receiver
(Scotland) as
appropriate

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



FIVE THOUSAND POUNDS
FIFTY THOUSAND POUNDS
ONE THOUSAND POUNDS
ONE THOUSAND POUNDS
TWO HUNDRED POUNDS
TWO HUNDRED POUNDS
TWENTY POUNDS
FIFTEEN POUNDS

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use | Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,375,000	1,750,000	100,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	5/12/2003	8/12/2003	11/12/2003
Maximum prices paid § for each share	352·2600p	358·8700p	362·9025p
Minimum prices paid § for each share	352·2600p	358·8700p	362·9025p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£11,486,703
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 57,435

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed x [signature] Designation ‡ Company Secretary Date 15/12/03

Presentor's name address and reference (if any) :

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary		
Number of shares purchased	1,000,000		
Nominal value of each share	10p		
Date(s) on which the shares were delivered to the company	12/12/2003		
Maximum prices paid § for each share	359·5287p		
Minimum prices paid § for each share	359·5287p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£3,595,287
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£17,980

Signed [signature]

Designation ‡ Company Secretary Date 15/12/03

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any):

The Secretary
Compass Group PLC
Compass House
Guildford Street
Chertsey KT16 9BQ

For official Use (02/00)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh